Filed by Sorin S.p.A.

pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Companies: Sorin S.p.A., Cyberonics, Inc. and Sand Holdco PLC

Date: April 24, 2015

This filing relates to a proposed business combination involving

Sorin S.p.A., Cyberonics, Inc. and Sand Holdco PLC

(Subject Company Commission File Nos.: 000-19806 and 333-203510)

The following materials were made available by Sorin S.p.A.

in connection with its extraordinary shareholders’ meeting called for May 26, 2015

Materials for Extraordinary Shareholders’ Meeting of Sorin S.p.A.

The following materials were made available by Sorin S.p.A. in connection with its extraordinary shareholders’ meeting called for May 26, 2015, on single call, to resolve upon the cross-border merger of Sorin S.p.A. with and into Sand Holdco PLC.

Important Information for Investors and Shareholders

These materials are for informational purposes only and are not intended to and do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. These materials do not represent a public offering, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS FILED OR TO BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN S.P.A. (“SORIN”), CYBERONICS, INC. (“CYBERONICS”), SAND HOLDCO PLC (“HOLDCO”), THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

When they become available, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations (for documents filed with the SEC by Cyberonics) or on Sorin’s website at www.sorin.com (for documents to be made available to Sorin’s shareholders).

The release, publication or distribution of these materials in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which these materials are released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the meeting of Sorin shareholders, Sorin will voluntarily make available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), HoldCo is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The transaction agreement and the merger of Sorin into HoldCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin, Cyberonics and HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. Information regarding Cyberonics’ directors and executive officers is contained in Cyberonics’ Annual Report on Form 10-K for the year ended on April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

These materials contain forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Cyberonics, Sorin, HoldCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics and Sorin as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or HoldCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward- looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions described above. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and HoldCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB); risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and HoldCo and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB. Nothing in these materials is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. Neither Cyberonics nor Sorin gives any assurance (1) that either Cyberonics, Sorin or HoldCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

Press Release

EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON MAY 26, 2015

DEPOSIT OF DOCUMENTS REGARDING THE

MERGER OF SORIN S.P.A. INTO SAND HOLDCO PLC

Milan, Italy – April 24, 2015 – Sorin S.p.A. (MTA: Reuters Code: SORN.MI; “Sorin” or the “Company”) announced today that documentation relating to the cross-border merger of Sorin with and into Sand Holdco PLC (“HoldCo”), a wholly owned subsidiary of Sorin (the “Sorin Merger”), including the common cross-border merger terms that have been registered with the Company Register of Milan on April 22, 2015, the illustrative reports of the board of directors of the merging companies and the report of the independent expert on the fairness of the exchange ratio, have been made available to the public at Sorin’s registered office and on Sorin’s website (www.sorin.com), section Investor Relations - Shareholders’ Meetings - 2015 Extraordinary May 26, as well as on the “1info” central storage device (www.1info.it) in connection with the extraordinary shareholders’ meeting called for May 26, 2015, on single call, to resolve upon the Sorin Merger.

The Sorin Merger is part of a broader transaction previously announced on February 26, 2015 whereby Sorin and Cyberonics Inc. (NASDAQ: CYBX), a medical device company with core expertise in neuro modulation, will combine to create a new global leader in medical technologies (the “Transaction”).

The information document relating to the Sorin Merger (drafted on a voluntary basis pursuant to Article 70, sixth paragraph, of the Issuers Regulation adopted by Consob with resolution no. 11971 of May 14, 1999, as subsequently amended) will also be published in compliance with applicable laws and regulations.

About Sorin Group

Sorin Group (www.sorin.com) is a global, medical device company and a leader in the treatment of cardiovascular diseases. The Company develops, manufactures, and markets medical technologies for cardiac surgery and for the treatment of cardiac rhythm disorders. With approximately 3,900 employees worldwide, the Company focuses on two major therapeutic areas: Cardiac Surgery (cardiopulmonary products for open heart surgery and heart valve repair or replacement products) and Cardiac Rhythm Management (pacemakers, defibrillators and non invasive monitoring to diagnose and deliver anti-arrhythmia therapies as well as cardiac resynchronization devices for heart failure treatment). Every year, over one million patients are treated with Sorin Group devices in more than 100 countries.

Important Information for Investors and Shareholders

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This press release does not represent a public offering, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN, CYBERONICS, HOLDCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

When they become available, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on Cyberonics’s website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’s Investor Relations (for documents filed with the SEC by Cyberonics) or on Sorin’s website at www.sorin.com (for documents to be made available to Sorin’s shareholders).

The release, publication or distribution of this press release in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the meeting of Sorin shareholders, Sorin will voluntarily make available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), HoldCo is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The transaction agreement and the merger of Sorin into HoldCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin, Cyberonics and HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Cyberonics, Sorin, HoldCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics and Sorin as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or HoldCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions described above. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and HoldCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB); risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and HoldCo and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB. Nothing in this press release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. Neither Cyberonics nor Sorin gives any assurance (1) that either Cyberonics, Sorin or HoldCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

Contacts:

For Sorin Group:
Investors

Demetrio Mauro	Francesca Rambaudi
CFO	Director, Investor Relations
Sorin Group	Sorin Group
Tel: +39 02 69969 512	Tel: +39 02 69969716
e-mail: investor.relations@sorin.com	e-mail: investor.relations@sorin.com

Media

Gabriele Mazzoletti
Director, Corporate Communications
Sorin Group
Tel: +39 02 69 96 97 85
Mobile: +39 348 979 22 01 e-mail: corporate.communications@sorin.com

Comunicato Stampa

ASSEMBLEA STRAORDINARIA CONVOCATA PER IL 26 MAGGIO 2015

DEPOSITO DI DOCUMENTAZIONE RELATIVA ALLA FUSIONE DI SORIN S.P.A.

IN SAND HOLDCO PLC

Milano, Italia – 24 aprile, 2015 – Sorin S.p.A. (MTA: Reuters Code: SORN.MI; “Sorin” o la “Società”) rende noto che in data odierna, con riferimento all’assemblea straordinaria convocata per il 26 maggio 2015, in unica convocazione, per deliberare in merito alla fusione transfrontaliera per incorporazione di Sorin in Sand HoldCo PLC (“HoldCo”), società allo stato interamente controllata da Sorin (la “Fusione Sorin”), documentazione relativa alla Fusione Sorin - inclusi il progetto comune di fusione transfrontaliera iscritto nel Registro delle Imprese di Milano in data 22 aprile 2015, la relazione illustrativa dei consigli di amministrazione delle società partecipanti alla fusione e la relazione dell’esperto indipendente sulla congruità del rapporto di cambio - è stata messa a disposizione del pubblico presso la sede legale e sul sito internet della Società (www.sorin.com), sezione Investor Relations - Assemblea degli Azionisti – Assemblea straordinaria 26 maggio 2015, nonché presso il meccanismo di stoccaggio autorizzato 1info (www.1info.it).

La Fusione Sorin rappresenta una fase della più ampia operazione, già comunicata al pubblico il 26 febbraio 2015, per effetto della quale Sorin e Cyberonics Inc. (NASDAQ: CYBX), società medicale con una core expertise nell’ambito della neuro-modulazione, si integreranno dando vita ad una nuova realtà globale, leader nelle tecnologie medicali (l’“Operazione”).

Il documento informativo relativo alla Fusione Sorin (predisposto su base volontaria ai sensi dell’art. 70, sesto comma, del Regolamento Emittenti approvato con delibera Consob n. 11971 del 14 maggio 1999, come successivamente modificato) sarà pubblicato in conformità alle applicabili norme di legge e regolamentari.

Informazioni su Sorin Group

Sorin Group (www.sorin.com) società multinazionale leader nel trattamento di patologie cardiovascolari, sviluppa, produce e commercializza tecnologie medicali per il settore cardiochirurgico e per il trattamento dei disturbi del ritmo cardiaco. Il gruppo che conta oltre 3.900 dipendenti su scala mondiale è specializzato in due aree terapeutiche principali: la cardiochirurgia (dispositivi cardiopolmonari per la circolazione extracorporea e prodotti per la riparazione o la sostituzione di valvole cardiache) e la gestione del ritmo cardiaco (pacemaker, defibrillatori impiantabili e sistemi di monitoraggio non invasivi per la diagnosi e la somministrazione di terapie antiaritmiche, nonché dispositivi di risincronizzazione cardiaca per il trattamento dello scompenso cardiaco). Ogni anno, oltre un milione di pazienti vengono trattati con i dispositivi di Sorin Groupin più di 100 Paesi del mondo.

Informazioni importanti per gli investitori e gli azionisti

Il presente comunicato stampa ha scopi meramente informativi e non deve essere inteso come, né tantomeno costituisce, una proposta di vendita o una sollecitazione di un’offerta di sottoscrizione o acquisto, o un invito all’acquisto o alla sottoscrizione di strumenti finanziari oppure una sollecitazione di voto, in alcuna giurisdizione ai sensi delle previste operazioni o altrimenti, e non implica alcuna vendita, emissione o trasferimento di strumenti finanziari in alcuna giurisdizione in violazione delle leggi applicabili. Nessuna offerta di strumenti finanziari verrà effettuata se non mediante un prospetto conforme ai requisiti della Sezione 10 del Securities Act statunitense del 1933, come successivamente modificato, e delle normative europee applicabili. Subordinatamente a talune eccezioni da approvarsi da parte delle autorità competenti o a determinati fatti da accertare, l’offerta pubblica non sarà fatta, direttamente o indirettamente, in alcuna giurisdizione in cui possa costituire una violazione delle leggi vigenti in tale giurisdizione, o tramite corrispondenza o qualsiasi altro mezzo o strumento di commercio nazionale o internazionale (inclusi, senza limitazione, la trasmissione via fax, il telefono e internet), o attraverso le sedi dei mercati regolamentati nazionali di dette giurisdizioni. Questo comunicato stampa non costituisce un’offerta al pubblico di prodotti finanziari in Italia, ai sensi dell’Articolo 1, lettera (t) del Decreto Legislativo n. 58 del 24 febbraio 1998, come modificato.

HoldCo depositerà presso la Securities and Exchange Commission (“SEC”) un documento di registrazione su Form S-4, che comprenderà una relazione agli azionisti di Cyberonics la quale costituisce, altresì, un prospetto di HoldCo (“documento informativo/prospetto”).

INVESTITORI E AZIONISTI SONO INVITATI A LEGGERE, ATTENTAMENTE E NELLA LORO INTEREZZA, IL DOCUMENTO INFORMATIVO /PROSPETTO E QUALSIASI ALTRO DOCUMENTO RILEVANTE PRESENTATO O DA PRESENTARE ALLA UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”), IN VERSIONE FINALE, NON APPENA QUESTI SARANNO DISPONIBILI, POICHÈ CONTERRANNO INFORMAZIONI IMPORTANTI IN MERITO A SORIN, CYBERONICS, HOLDCO, LE OPERAZIONI PREVISTE E TUTTE LE QUESTIONI PERTINENTI.

Gli investitori e azionisti potranno ottenere copie gratuite del documento informativo/prospetto e degli altri documenti presentati alla SEC dalle parti, non appena disponibili in versione finale, tramite il sito web della SEC stessa, www.sec.gov. Inoltre, gli investitori e azionisti potranno ottenere copie gratuite del documento informativo/prospetto e degli altri documenti presentati alla SEC, in versione finale, sul sito web di Cyberonics www.cyberonics.com nella sezione “Investor Relations”, oppure contattando il dipartimento Relazioni con gli investitori di Cyberonics (per documenti presentati alla SEC da Cyberonics) o sul sito web di Sorin Group www.sorin.com (per documenti da rendere disponibili agli azionisti Sorin).

L’emissione, pubblicazione o distribuzione del presente comunicato stampa in alcune giurisdizioni potrebbe essere oggetto di limitazioni ai sensi della legge applicabile e, pertanto, coloro che sono soggetti a tali giurisdizioni in cui viene distribuito, pubblicato o presentato il presente comunicato devono informarsi e ottemperare a tali limitazioni.

Regolamento CONSOB n. 11971 del 14 maggio 1999

Prima dell’assemblea degli azionisti Sorin, Sorin metterà volontariamente a disposizione un documento informativo, ai sensi dell’Articolo 70, comma 6 del Regolamento CONSOB sugli Emittenti (Regolamento CONSOB n. 11971 del 14 maggio 1999, come successivamente modificato), in conformità alle disposizioni applicabili.

Regolamento CONSOB n. 17221 del 10 marzo 2010

Ai sensi dell’Articolo 6 del Regolamento CONSOB n. 17221 del 12 marzo 2010 (come successivamente modificato, il “Regolamento CONSOB”), HoldCo è parte correlata di Sorin, essendone una controllata totalitaria. L’accordo di fusione che contiene termini e condizioni dell’operazione - che supera le soglie qualificanti le “operazioni di maggiore rilevanza”, ai sensi del Regolamento CONSOB, è stato approvato all’unanimità dal consiglio di amministrazione di Sorin. L’accordo di fusione e la fusione di Sorin in HoldCo è soggetta all’esenzione di cui all’Articolo 14 del Regolamento CONSOB e all’Articolo 13.1.(v) della “Procedura per operazioni con parti correlate”, adottata da Sorin in data 26 ottobre 2010 e pubblicata sul suo sito web (www.sorin.com). Ai sensi della predetta esenzione, Sorin non pubblicherà un documento informativo per operazioni con parti correlate, come previsto all’Articolo 5 del Regolamento CONSOB.

Partecipanti alla distribuzione

Sorin, Cyberonics e HoldCo e i loro rispettivi amministratori e dirigenti potrebbero essere considerati coinvolti nella sollecitazione di deleghe di voto da parte degli azionisti di Cyberonics con rifeirmento alle operazioni contemplate nel documento informativo/prospetto. Le informazioni sulle persone che, ai sensi delle disposizioni della SEC, sono coinvolte nella sollecitazione di deleghe di voto da parte degli azionisti di Cyberonics in relazione alle operazioni proposte, compresa la descrizione dei loro interessi diretti o indiretti, in considerazione delle partecipazioni detenute o altrimenti, saranno indicate nel documento informativo/prospetto, in versione finale, quando sarà presentato alla SEC. Le informazioni sugli amministratori e i dirigenti di Cyberonics sono contenute nella Relazione Annuale di Cyberonics su Form 10-K per l’esercizio che si è concluso il 25 aprile 2014 e nella relazione (Proxy Statement) di cui all’Allegato 14A, datati 30 luglio 2014, che sono stati depositati presso la SEC e possono essere ottenuti gratuitamente attraverso le fonti sopra indicate.

Avvertenza relativa a dichiarazioni previsionali

Il presente comunicato stampa contiene dichiarazioni previsionali (comprese quelle di cui alla Sezione 21E del Securities Exchange Act degli Stati Uniti del 1934, come successivamente modificato, e della Sezione 27 del Securities Act degli Stati Uniti del 1933, come successivamente modificato) relative a Cyberonics, Sorin, HoldCo, le operazioni proposte e relative aspetti. Queste dichiarazioni possono concernere obiettivi, intenzioni e aspettative in merito a programmi, tendenze, eventi, risultati operativi o condizioni finanziarie per il futuro, così come anche altri aspetti. Esse si basano sulle attuali valutazionidel management di Cyberonics e Sorin, così come sulle ipotesi formulate dai predetti management e sulle informazioni ad essi attualmente disponibili e, pertanto, si avverte di non riporre un eccessivo affidamento su tali informazioni. Tali dichiarazioni previsionali sono soggette a diversi rischi e incertezze, molti dei quali sono al di fuori del controllo delle parti. Nessuna dichiarazione previsionale può essere garantita e i risultati effettivi possono differire significativamente da quelli previsti. Cyberonics, Sorin e HoldCo non assumono alcun obbligo di aggiornare pubblicamente alcuna dichiarazione previsionale, a seguito dell’acquisizione di nuove informazioni, eventi futuri o altro, fatta eccezione per quanto richiesto dalla legge. Le dichiarazioni previsionali non sono fatti storici, ma si basano piuttosto su aspettative, stime, supposizioni e proiezioni correnti sul business e sui risultati finanziari futuri dell’industria degli strumenti medicali e su altri sviluppi legali, normativi ed economici. L’utilizzo di termini quali “anticipa”, “crede”, “pianifica”, “si aspetta”, “progetta”, “futuro”, “intende”, “potrebbe”, “potrà”, “dovrebbe”, “stima”, “prevede”, “potenziale”, “continuo”, “guida” ed espressioni simili identifica tali dichiarazioni previsionali che sono coperte dalle disposizioni in materia di limitazione di responsabilità (“safe harbour provisions”) di cui sopra. I fattori che potrebbero far differire significativamente i risultati effettivi da quelli delle dichiarazioni previsionali comprendono il mancato ottenimento delle autorizzazioni regolamentari e approvazioni da parte degli azionisti in modo tempestivo o la necessità di accettare condizioni che potrebbero ridurre i benefici attesi delle operazioni proposte, come requisito per ottenere le autorizzazioni regolamentari; il mancato rispetto delle condizioni alle quali è subordinato il completamento delle operazioni proposte; il tempo necessario per completare le operazioni proposte, che, per diversi motivi, potrebbe essere superiore a quanto preventivato; il rischio che i nuovi business possano non essere integrati con successo o che le società, una volta integrate, non realizzino i risparmi di costi, il valore di alcune attività fiscali, le sinergie e la crescita stimati o che il conseguimento di tali benefici possa richiedere più tempo rispetto a quanto preventivato; l’incapacità di Cyberonics e Sorin di soddisfare le aspettative in materia di tempistiche, completamento e trattamenti contabili e fiscali delle operazioni proposte; rischi relativi ai costi di integrazione non previsti, tra cui costi operativi, perdita di clienti o interruzione dell’operatività superiori a quanto atteso; riduzioni nella spesa dei clienti, rallentamento nei pagamenti dei clienti e cambiamento delle richieste dei clienti per prodotti e servizi; modifiche impreviste dei fattori competitivi nelle industrie in cui operano le società; capacità di assumere e fidelizzare figure chiave del personale; potenziale impatto dell’annuncio o del completamento delle operazioni previste sui rapporti con terzi, compresi clienti, dipendenti e concorrenti; capacità di attrarre nuovi clienti e fidelizzare quelli esistenti come preventivato; affidabilità e integrazione dei sistemi informatici; modifiche alle disposizioni di legge o regolamentariapplicabili alle società; condizioni internazionali, nazionali o locali di tipo economico, sociale o politico che potrebbero avere un impatto negativo sulle società o sui loro clienti; condizioni dei mercati creditizi; rischi per le industrie in cui Cyberonics e Sorin operano e che sono descritti nella sezione “Fattori di rischio” della Relazione Annuale su Form 10-K, nelle Relazioni Trimestrali su Form 10-Q e in altri documenti presentati di volta in volta alla SEC da Cyberonics e HoldCo e nella sezione analoga delle relazioni finanziarie annuali di Sorin e in altri documenti presentati di volta in volta all’Autorità italiana di regolamentazione dei mercati finanziari (CONSOB); i rischi associati alle ipotesi formulate dalle parti in relazione alla stima contabile delle criticità e dei procedimenti legali; le attività internazionali delle parti, che sono soggette al rischio di fluttuazioni monetarie, e a controlli sui cambi; e le potenziali tensioni internazionali, la crisi economica o gli effetti monetari, verifiche fiscali, adeguamenti fiscali, aliquote previste, costo e disponibilità delle materie prime e costi di piani pensionistici o assistenziali o altri costi per il rispetto della normativa. La precedente lista di fattori non è esaustiva. Occorre considerare attentamente i fattori antecedentemente descritti e gli altri rischi e incertezze che interessano le società, compresi quelli descritti nella Relazione Annuale di Cyberonics su Form 10-K, le Relazioni Trimestrali su Form 10-Q, le Relazioni Correnti su Form 8-K e negli altri documenti presentati di volta in volta alla SEC da Cyberonics e HoldCo, nonché quelli descritti nelle relazioni finanziarie annuali di Sorin, nei documenti di registrazione e altri documenti presentati di volta in volta alla CONSOB. Nulla di quanto è contenuto nel presente comunicato stampa deve essere inteso o interpretato come una previsione di utili, né tantomeno può indicare che i profitti per ciascuna azione di Sorin o Cyberonics per l’esercizio finanziario corrente o per quelli futuri o per quelli del nuovo gruppo, necessariamente combaceranno con o supereranno i profitti storici pubblicati per azione Sorin o Cyberonics. Né Cyberonics, né Sorin danno alcuna garanzia in merito al fatto che: (1) Cyberonics, Sorin o HoldCo riusciranno a conseguire quanto si propongono, o (2) riusciranno a conseguire qualsiasi risultato o rispettare la tempistica dello stesso, in ogni caso, in relazione a qualsiasi azione normativa, procedimento amministrativo, inchiesta governativa, controversia, lettere di diffida, sentenza consensuale, riduzione dei costi, strategia aziendale, profitto o andamento dei profitti oppure futuri risultati finanziari.

Contatti:

Demetrio Mauro	Francesca Rambaudi
CFO, Sorin Group	Director, Investor Relations
Tel.: +39 02 69 96 9599	Sorin Group
E-mail: investor.relations@sorin.com	Tel.: +39 02 69 96 97 16
E-mail: investor.relations@sorin.com

Gabriele Mazzoletti
Director, Corporate Communications
Sorin Group
Tel.: +39 02 69 96 97 85
Cell.: +39 348 979 22 01
E-mail: corporate.communications@sorin.com

Ufficio Stampa
Image Building
Tel. + 39 02 89011300 e-mail: sorin@imagebuilding.it

Sorin S.p.A.
Via B. Crespi 17 – 20159 Milano
Fully paid-in share capital Euro 478,738,144.00
VAT number, tax code and registration with the Companies Register no. 04160490969
NOTICE OF CALL OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
The shareholders’ meeting of Sorin S.p.A. is called in extraordinary session, in Milan, via Benigno Crespi n. 17, on single call, on May 26th , 2015, at 10,00 a.m. (the “Extraordinary Shareholders’ Meeting”) in order to resolve upon the following
AGENDA
1. Approval of the common cross-border merger terms by absorption of Sorin S.p.A. incorporated under the laws of Italy (“Sorin” or the “Company”) with and into Sand HoldCo Plc incorporated under the laws of England and Wales (the “Surviving Company”); preliminary, connected and consequential resolutions.
NOTES
Share capital and voting rights at the date of this notice of call
The share capital of Sorin is fully paid in for Euro 478,738,144.00 and is represented by no. 478,738,144 ordinary shares, having a par value of Euro 1.00 each. Every ordinary share gives the right to one vote in the shareholders’ meetings of Sorin. The Company currently owns no. 2,756,145 treasury shares in relation to which voting rights are suspended.
Agenda integrations and presentation of new proposed resolutions
Pursuant to the applicable provisions of law, shareholders who, even jointly, represent at least one-fortieth of the subscribed and paid in share capital, may send to the Company, by registered letter addressed to the attention of the Corporate Affairs Department, Ref. Extraordinary Shareholders’ Meeting of May 26, 2015, via B. Crespi 17, 20159, Milan – Italy, or by certified electronic mail at: sorin@legalmail.it, within ten days of the publication of this notice of call (and therefore by May 1st, , 2015), a request to integrate the list of items on the agenda with evidence of the further proposed items, or may present new proposed resolutions on items already on the agenda. Together with the request referred to above, the Company shall receive a certificate stating the ownership of the shares of the applicant shareholder(s), issued by an authorized intermediary under applicable law. Within the same period referred to above the applicant shareholder(s) shall also submit a report explaining the reasons underlying the proposed resolutions on the new proposed item on the agenda to be discussed or the reasons underlying the new proposed resolutions on items already on the agenda, as the case may be. The applicant shareholders are requested to indicate in the accompanying message, a telephone number or an e-mail contact. The new items on the agenda or the new proposed resolutions shall be made public, in accordance with the same forms prescribed for the publication of this notice of call, within fifteen days before the date set for the Extraordinary Shareholders’ Meeting (therefore by May 11, 2015).
At the same time of the publication of the integration notice or the further proposed resolution, the report prepared by the requesting shareholders shall be made available to the public, with the same forms required for the publication of this notice of call, along with any evaluations made by the Board of Directors. Additional items on the agenda, however, may not be submitted if, pursuant to the law, the shareholders have to resolve on such items on the basis of a proposal, a project or a report by the Directors.
Right to participate and to vote

Pursuant to applicable provisions, the right to participate in and vote at the Extraordinary Shareholders’ Meeting is certified by a communication to the Company to be made by an authorized intermediary, in accordance with its accounting records, in favour of those entitled to participate. The relevant communication is based on the intermediary’s accounting records at the end of the seventh trading day before the date set for the Extraordinary Shareholders’ Meeting (i.e. May 15, 2015, the so-called record date); variations in the accounts following such date are not considered in terms of the right to attend and vote in the Extraordinary Shareholders’ Meeting; accordingly, those who become owners of the shares subsequent to such date shall have no right to attend and vote at the Extraordinary Shareholders’ Meeting. The communications by the authorized intermediaries shall be received by the Company by the end of the third trading day before the date set for the Extraordinary Shareholders’ Meeting (therefore May, 21st, 2015). In any case, the aforesaid is without prejudice to the right to participate and vote where the communications are received by the Company beyond the abovementioned terms, as long as by the beginning of the meeting.
Those who are entitled to intervene may be represented, in accordance with the applicable provisions, by signing the proxy form delivered by authorized intermediaries; a proxy specimen is also available in English and Italian on the website www.sorin.com, section Investor Relations – Shareholders’ Meetings – Extraordinary Shareholders’ Meeting May 26th, 2015. It is recalled that proxy may be granted through electronic document signed in electronic form pursuant to Article 21, paragraph 2, of Italian Legislative Decree 7 March 2005, no. 82. It is the responsibility of the Chairman of the Extraordinary Shareholders’ Meeting to verify the validity of the proxy, and, in general, the right to participate at the Extraordinary Shareholders’ Meeting. The proxy may be sent to the Company by registered letter addressed to the Company’s registered office, to the attention of the Corporate Affairs Department, Ref. Extraordinary Shareholders’ Meeting of May 26, 2015, via B. Crespi 17, 20159, Milan – Italy, or by certified electronic mail at: sorin@legalmail.it. The representative can, instead of the original, deliver or send to the Company a copy of the proxy, also in electronic form, certifying, under his/her own responsibility, the consistency between the proxy and the original and the identity of the principal. Pursuant to applicable provisions, the proxy may also be given, jointly with the voting instruction on the item of the agenda, to the representative appointed by the Company, “Omniservizi F&A S.r.l.”, (hereinafter “Appointed Representative”). The proxy may be sent by registered letter to the Appointed Representative, who must receive it, in original, by the end of the second trading day before the date set for the Extraordinary Shareholders’ Meeting (therefore by May 22, 2015), at Omniservizi F&A S.r.l., Via Circonvallazione, no.
5, 10010 - Banchette (Turin) – Italy, or through electronic mail to the certified mail box assemblea@legalmail.it. The Appointed Representative is granted the power to exercise voting rights solely on the matters for which specific instructions were given. The power to vote is granted to the Appointed Representative by filling out and signing the relevant Appointed Representative proxy form, available at the Company’s head office, as well as on the website www.sorin.com, section Investor Relations – Shareholders’ Meetings – Extraordinary Shareholders’ Meeting May 26, 2015 from the publication of this notice of call. Proxy and voting instructions may be revoked in the same manner, within the aforesaid term.
Organizational matters
Those entitled to participate and vote are kindly requested to appear at least one hour before the time the Extraordinary Shareholders’ Meeting is to begin, with a copy of an identity document, as well as of the above mentioned communication sent to the Company by authorized intermediaries, jointly with the proxy, if any, in order to facilitate the registration procedures, with a specific reference to the ascertainment of the right to intervene and vote.
Documentation
The documentation which will be submitted to the Extraordinary Shareholders’ Meeting, including the illustrative report drawn up by the Board of Directors and proposals regarding the items on the agenda, as eventually integrated, shall be made available to the public within the term and with the forms provided by the applicable provisions, at the Company’s registered office, for inspection by shareholders and those persons entitled to vote which may obtain copy of such documents, and at Borsa Italiana S.p.A., as well as on the Company’s website www.sorin.com, section Investor Relations – Shareholders’ Meetings – Extraordinary Shareholders’ Meeting May 26th, 2015. The Company will publish an information document on a voluntary basis in connection with the merger subject to the approval by the Extraordinary Shareholders’ Meeting, which will be made available to the public at least 15 days before the date set for the Extraordinary Shareholders’ Meeting (i.e., by May 11th, 2015) .
Questions regarding the items on the agenda prior to the date set for the Extraordinary Shareholders’ Meeting
Those entitled to vote and in favour of whom the Company has received a proper notice from an authorized intermediary can present questions regarding items on the agenda prior to the date of the Extraordinary Shareholders’ Meeting, by registered letter addressed to the Company’s registered office, to the attention of the Corporate Affairs Department, Ref. Extraordinary Shareholders’ Meeting of May 26, 2015, via B. Crespi 17, 20159, Milan – Italy, or by certified electronic mail at: sorin@legalmail.it, by the end of the third day before the date set for the Extraordinary Shareholders’ Meeting (therefore by the end of May 23, 2015). In any event, questions received prior to the date of the Extraordinary Shareholders’ Meeting will be answered, at the latest, during such meeting. Questions regarding the same topics may be answered jointly. It should be noted that, under applicable law, no answer is due, even during the meeting, to questions submitted before the same, when the information requested is already available in “question and answer” form in the ad-hoc section of the website of the Company or when the answer is already available in the same section of the Company website; to this purpose shareholders are invited to visit the website www.sorin.com section Investor Relations – Shareholders’ Meetings – Extraordinary Shareholders’ Meeting May 26, 2015. In addition, under applicable law, any answers provided at the Extraordinary Shareholders’ Meeting in paper form, made available at the beginning of such meeting to each of those entitled to vote, shall be deemed to have been given at the meeting.
Right of withdrawal
The cross-border merger by absorption of Sorin with and into the Surviving Company(the “Merger”), entails the right of withdrawal for Sorin shareholders who have not participated in the approval of the resolutions on the Merger. Therefore, shareholders who have not voted in favour of the proposed resolution on the Merger may exercise the right of withdrawal within fifteen days from the date on which the resolutions have been registered with the Companies Register; such date will be announced by notice published on the website www.sorin.com and on the newspaper “Italia Oggi”. In this regard, it should be noted that the liquidation value per each Sorin share for which the right of withdrawal is exercised has been determined in Euro 2.2043 and has been calculated in accordance with the provisions of Article 2437-ter of the Italian Civil Code having regard to the arithmetic average of the closing prices recorded on the Italian Stock Exchange during the six months preceding the date of publication of this notice. The effectiveness of the right of withdrawal is conditional upon the completion of the Merger, which requires the High Court of England and Wales issuing an order approving the completion of the Merger and setting the Merger effective date, and such order not having been amended, modified, rescinded or terminated prior to the Merger effective time.
Milan, April 21, 2015
Sorin S.p.A.
on behalf of the Board of Directors
The Chairman

Proxy and voting instructions form in favour of Omniservizi F&A S.r.l. pursuant to art. 135-undecies of Legislative Decree no. 58/1998
SORIN GROUP
AT THE HEART OF MEDICAL TECHNOLOGY
Extraordinary Shareholders’ meeting scheduled to take place on May 26, 2015 at 10.00 a.m., on single call, at the Sorin S.p.A.‘s registered office in Via Benigno Crespi no. 17, Milan, Italy
Omniservizi F&A S.r.l. with registered offices in Banchette (Turin), Via Circonvallazione 5, fiscal code n. 08756410018 (hereinafter “Omniservizi”), as “Appointed Representative” pursuant to article 135-undecies of the Legislative Decree no. 58/1998 of Sorin S.p.A. (hereinafter the “Company”), is collecting voting proxies for the extraordinary shareholders’ meeting called on May 26, 2015 at 10.00 a.m., on single call, in accordance with the terms and procedures indicated in the notice of call published on the Company website and in the newspaper Italia Oggi in accordance with the terms provided for by law.
The original proxy form, together with the confidential voting instructions for the Appointed Representative, shall be received by Omniservizi F&A S.r.l., Via Circonvallazione n. 5, 10010 Banchette (Torino) Italy, within the end of the second trading day prior to the date established of the shareholders’ meeting and therefore by 11.59 p.m. of May 22, 2015 by one of the following means:
by registered letter with return receipt;
by an e-mail message containing the relevant pdf file sent to the address assemblea@legalmail.it.
The proxy and the voting instructions can be revoked within the same terms as above.
Pursuant to Article 135-undecies 2nd alinea of the Legislative Decree no. 58/1998 the granting of the proxy and of the voting instructions by signing and submitting this form shall be free of charge for the shareholder, except for the mailing costs.
Omniservizi, in its capacity as Appointed Representative, notes that it has no direct interest in respect of the proposals of resolution on the meeting’s Agenda. Nevertheless, taking into account the contractual relationship existing between Omniservizi and the Company, relating to, in particular, the technical assistance provided during the shareholders’ meeting and other services, in order to avoid any possible future dispute regarding the supposed existence of circumstances capable to determine a conflict of interest as provided for by Article 135-decies, 2nd alinea, lett. f), of the Legislative Decree no. 58/1998, Omniservizi hereby expressly declares that, in the event of unknown circumstances or if the proposals submitted to the shareholders’ meeting are amended or supplemented, it shall not cast any vote other than in accordance with the voting instructions provided.

PROXY FORM
(Section to be notified to the Company by the Appointed Representative – Fill with the information required on the basis of the Instructions below)
The undersigned…….… ………….……, born in, on……., (Fiscal code/Tax ID) ……………, domiciled in …………………., telephone number…………….……, e-mail address ………………………., holder of the voting right (1)
Hereby APPOINTS the Appointed Representative to attend and vote at the abovementioned shareholders’ meeting as indicated in the granted voting instructions in respect of n° ……….…… shares of Sorin S.p.A., shares ISIN code IT0003544431 registered in the account n………………………….……by………………………………….
ABI……………… CAB…………………… (2);
Reference to the communication effected by the intermediary: _ communication n _ effected by _ possible identification codes
DECLARES to be aware that the proxy granted to the Appointed Representative might contain voting instructions in respect of some resolution proposals only and that, in this case, the vote shall be expressed only for the proposals in respect of which voting instructions have been provided;
AUTHORIZES Omniservizi to the treatment of his/her/its personal data for the purposes herein in accordance with the terms and conditions indicated in the attached information document.
The undersigned (name and last name of the person who signs the proxy if different from the shareholder)…………………. is subscribing this proxy as: pledgee; swapper; usufructuary; custodian; agent; legal representative or proxy with power of sub-delegation other (specify)………………………………….
Place and date Signature……………….
(1) Specify in what capacity the signatory is signing the proxy and attach:
a) for individuals, copy of a valid identification document;
b) for companies, in addition to copy of a valid identification document of the person who signs in the name of the company or other entity entitled to attend and vote at the shareholders’ meeting, document giving evidence of his/her representation powers, such as copy of the certificate issued by the companies’ register or equivalent document for foreign companies, proxies, excerpts of board of directors’ resolutions.
(2) Indicate the securities account number, ABI and CAB code of the intermediary where the securities are deposited or, at any rate, the name of such intermediary as shown in the securities’ account statement.

VOTING INSTRUCTIONS
(Section containing information for the Appointed Representative only, to be forwarded to Omniservizi F&A S.r.l.)
The undersigned …………………………………………………………………………………………………………………………………………………………………
hereby appoints the Appointed Representative to vote in accordance with the following voting instructions at the extraordinary shareholders’ meeting of Sorin S.p.A scheduled to take place on May 26, 2015 at 10.00 a.m., on single call, at the Sorin S.p.A.‘s registered office in Via Benigno Crespi no. 17, Milan, Italy.
A) RESOLUTION PROPOSALS
AGENDA
1. Approval of the common cross-border merger terms by absorption of Sorin S.p.A. incorporated under the laws of Italy (“Sorin” or the “Company”) with and into Sand HoldCo Plc incorporated under the laws of England and Wales (the “Surviving Company”); preliminary, connected and consequential resolutions.
IN FAVOR
(cross)
AGAINST
(cross)
ABSTAIN
(cross)

B) UNKNOWN CIRCUMSTANCES
In the event of circumstances unknown at the time of granting of the proxy (1) the undersigned with reference to:
1. Approval of the common cross-border merger terms by absorption of Sorin S.p.A. incorporated under the laws of Italy (“Sorin” or the “Company”) with and into Sand HoldCo Plc incorporated under the laws of England and Wales (the “Surviving Company”); preliminary, connected and consequential resolutions.
CONFIRMS THE INSTRUCTIONS
(cross)
REVOKES THE INSTRUCTIONS (*)
(cross)
MODIFIES THE INSTRUCTIONS
In favor
(cross)
Against
(cross)
Abstain
(cross)
(1) In case of significant circumstances, unknown at the time when the proxy was granted, and that cannot be communicated to the person who conferred the proxy, it is possible to choose among: a) confirmation of the expressed voting instruction; b) revocation of the expressed voting instruction, c) modification of the expressed voting instruction. Should no choice be expressed, the voting instructions under A) shall be considered as confirmed.
(*) Pursuant to Article 135-undecies, 3rd alinea, of the Legislative Decree no. 58/1998, “Shares for which full or partial proxy is conferred are calculated for the purpose of determining due constitution of the shareholders’ meeting. With regard to proposals for which no voting instructions are given, the shares of the shareholder concerned are not considered in calculating the majority and the percentage of capital required for the resolutions to be carried.”
C) MODIFICATIONS OR ADDITIONS
In the event of possible vote on amendments or supplements to the resolutions to the shareholders’ meeting (2), with reference to:
1. Approval of the common cross-border merger terms by absorption of Sorin S.p.A. incorporated under the laws of Italy (“Sorin” or the “Company”) with and into Sand HoldCo Plc incorporated under the laws of England and Wales (the “Surviving Company”); preliminary, connected and consequential resolutions.
CONFIRMS THE INSTRUCTIONS
(cross)
REVOKES THE INSTRUCTIONS (*)
(cross)
MODIFIES THE INSTRUCTIONS
In favor
(cross)
Against
(cross)
Abstain
(cross)
(2) In case of amendments or supplements to the proposals submitted to the shareholders’ meeting it is possible to choose among: a) confirmation of the expressed voting instructions; b) revocation of the expressed voting instruction; c) modification (or granting) of the expressed voting instruction. Should no choice be expressed, the voting instructions under A) shall be considered as confirmed.
(*) Pursuant to Article 135-undecies, 3rd alinea, of the Legislative Decree no. 58/1998, “Shares for which full or partial proxy is conferred are calculated for the purpose of determining due constitution of the shareholders’ meeting. With regard to proposals for which no voting instructions are given, the shares of the shareholder concerned are not considered in calculating the majority and the percentage of capital required for the resolutions to be carried.”

In accordance with Annex 5A of Consob’s Issuers’ Regulations no. 11971/1999 (as subsequently amended), please find below the provisions of the Legislative Decree no. 58/1998 mentioned in the proxy form and these instructions
Article 135-decies
(Conflict of interest of the representative and substitutes)
1. Conferring proxy upon a representative in conflict of interest is permitted provided that the representative informs the shareholder in writing of the circumstances giving rise to such conflict of interest and provided specific voting instructions are provided for each resolution in which the representative is expected to vote on behalf of the shareholder. The representative shall have the onus of proof regarding disclosure to the shareholder of the circumstances giving rise to the conflict of interest. Article 1711, second subsection of the Italian Civil Code does not apply.
2. In any event, for the purposes of this article, conflict of interest exists where the representative or substitute:
a) has sole or joint control of the company, or is controlled or is subject to joint control by that company; b) is associated with the company or exercises significant influence over that company or the latter exercises significant influence over the representative; c) is a member of the board of directors or control body of the company or of the persons indicated in paragraphs a) and b); d) is an employee or auditor of the company or of the persons indicated in paragraph a); e) is the spouse, close relative or is related by up to four times removed of the persons indicated in paragraphs a) to c); f) is bound to the company or to persons indicated in paragraphs a), b), c) and e) by independent or employee relations or other relations of a financial nature that compromise independence.
3. Replacement of the representative by a substitute in conflict of interest is permitted only if the substitute is indicated by the shareholder. In such cases, subsection 1 shall apply. Disclosure obligations and related onus of proof in any event remain with the representative.
4. This article shall also apply in cases of share transfer by proxy.
Article 135-undecies
(Appointed representative of a listed company)
1. Unless the Articles of Association decree otherwise, companies with listed shares designate a party to whom the shareholders may, for each shareholders’ meeting and within the end of the second trading day prior to the date scheduled for the shareholders’ meeting, including for callings subsequent to the first, a proxy with voting instructions on all or some of the proposals on the agenda. The proxy shall be valid only for proposals on which voting instructions are conferred.
2. Proxy is conferred by signing a proxy form, the content of which is governed by a Consob regulation. Conferring proxy shall be free of charge to the shareholder. The proxy and voting instructions may be cancelled within the time limit indicated in subsection 1.
3. Shares for which full or partial proxy is conferred are calculated for the purpose of determining due constitution of the shareholders’ meeting. With regard to proposals for which no voting instructions are given, the shares are not considered in calculating the majority and the percentage of capital required for the resolutions to be carried.
4. The person appointed as representative shall any interest, personal or on behalf of third parties, that he or she may have with respect to the resolution proposals on the agenda. The representative must also maintain confidentiality of the content of voting instructions received until scrutiny commences, without prejudice to the option of disclosing such information to his or her employees or collaborators, who shall also be subject to confidentiality obligations. The party appointed as representative may not be assigned proxies except in compliance with this article.
5. By regulation pursuant to subsection 2, Consob may establish cases in which a representative failing to meet the indicated terms of Article 135-decies may express a vote other than that indicated in the voting instructions.

PROTECTION OF INDIVIDUALS AND OTHER SUBJECTS IN RESPECT OF THE “TREATMENT OF PERSONAL DATA” INFORMATION PURSUANT TO ART. 13OF LEGISLATIVE DECREE N. 196 OF 30th JUNE 2003
Pursuant to Legislative Decree n. 196 of 30th June 2003 (Privacy Code, hereinafter, “CP”), we wish to inform you about the mode of treatment of the Data effected by Omniservizi F&A S.r.l., and about the rights that – as interested subject – you are vested with.
Holder of the treatment is Omniservizi F&A S.r.l. with registered office in Via Circonvallazione 5 – 10010 Banchette (TO).
1. SCOPE OF THE TREATMENT
The Data supplied shall be treated by Omniservizi, with data processing or paper means, for the following scopes:
a) execution of fulfilments connected with the representation at shareholders’ meetings and vote expression on behalf of the person granting the proxy in accordance with the instructions given by the same to Omniservizi, as Appointed Representative;
b) fulfilment of the obligations set forth by laws, regulations and EC legislation or orders of Authorities or Control bodies or administrative practices.
The supply and the treatment of the Data by Omniservizi for the said scope, necessary for the execution of the contractual relation or connected with the fulfilment of obligations set forth by law, is compulsory and does not require an expressed consent, otherwise it would be impossible to start and manage the said relation.
The Data are accessible exclusively to the persons that, in Omniservizi organisation, need to have access to them due to their activity or tasks, save as indicated under point 3, 2nd alinea of this information. The said persons, the number of which shall be restricted to the minimum, shall effect the treatment as “ Responsible subjects entrusted with the treatment”; they are also duly appointed and instructed in order to avoid the loss, destruction, unauthorised access or treatment of the same Data.
2. COMMUNICATION OF THE DATA TO THIRD PARTIES
The Data might be communicated to:
- subjects entitled to their disclosure due to provisions of laws, regulations or EC legislation;
- companies, bodies or subjects entrusted by OMNISERVIZI with the performance of connected, ancillary or support activities required by the contractual fulfilments (such as companies carrying out transmission or delivery activities).
The said subjects act as independent Responsible subjects or Holders and have given us adequate guarantees; their list is available in Omniservizi offices.
In no event the Data will be propagated.
3. MEANS OF TREATMENT
Omniservizi treats the Data in a legal manner and in good faith in order to ensure their confidentiality and safety. The treatment – including the collection and any other action included in the definition of “treatment” pursuant to Article 4 of CP (among which, for instance but without limitation, the registration, the organisation, the processing, the communication, the storage, the destruction of the Data) – is effected by hand, data processing, on line, by way of organisational and logic means strictly connected to the indicated scopes. The Data are stored for the period of time strictly necessary in respect of the scopes of their collection, in accordance with the applicable provisions of law and any possible decision of the Guarantee Authority.
4. EXERCISE OF RIGHTS
Pursuant to art. 7 CP, the interested subject has the right to obtain the following information: a) origin of personal data; b) scopes and means of treatment; c) logic adopted in case of treatment effected by data processing; d) names of the Holder and Responsible subject; e) subjects and categories of subjects to whom the personal data might be communicated or to whom they might be disclosed as Holders or Responsible subjects.
In addition, the interested subject is entitled to obtain: a) the updating and rectification or integration of the data; b) the cancellation, transformation in an anonymous way or the block of the data treated in violation of the law.
The interested subject has, finally, the right to oppose, in whole or in part, for legal reasons, the treatment of his personal data, although pertinent to the scope of their collection.
For any clarification as well as for the exercise of the afore mentioned rights, you can address to Omniservizi F&A S.r.l., with registered office in 10010 Banchette (TO), Via Circonvallazione 5 Telephone number 0125/621410, Fax 0125/1902024.
Omniservizi F&A S.r.l.
April 2015

FACSIMILE FORM OF PROXY TO ATTEND THE SHAREHOLDERS’ MEETING
With reference to the extraordinary meeting of the shareholders of Sorin S.p.A. scheduled to take place at Sorin S.p.A.’s registered office in Milan (Italy), via Benigno Crespi n. 17, on single call, on May 26, 2015, at 10,00 a.m., in order to resolve upon the following:
AGENDA
1. Approval of the common cross-border merger terms by absorption of Sorin S.p.A. incorporated under the laws of Italy (“Sorin” or the “Company”) with and into Sand HoldCo Plc incorporated under the laws of England and Wales (the “Surviving Company”); preliminary, connected and consequential resolutions.
I, the undersigned
Last and first name or corporate name            Born in (only if a private individual)             on             Tax ID no.             Telephone             Address or registered office             shareholder of Sorin S.p.A. (hereinafter, also referred to as the “Shareholder”) owner of no.             ordinary shares of Sorin,
hereby appoint
Last and first name or company name             Born in (only if a private individual)             on             Tax ID no.             Telephone             Address or registered office
who may be substituted by
Last and first name or company name of the substitute            Born in (only if a private individual)             on             Tax ID no.             Telephone             Address or registered office
as my proxy agent to attend and vote all the shares for which I have voting rights at the extraordinary Shareholders’ Meeting of Sorin S.p.A. scheduled to take place, on single call, on May 26, 2015, at 10.00 a.m., at the Company’s registered office at Via Benigno Crespi no. 17, Milan, Italy, and undertake to approve his/her act entirely and unconditionally.
Sincerely.
Signature of the Shareholder
Date and place in which the proxy was signed
In order to facilitate attendance of the Shareholders’ Meeting, those entitled to attend are encouraged to send a copy of this proxy and all support documents, including proof of signatory powers, as soon as possible. Instead of sending the original, the proxy agent may submit a copy of the proxy, attesting under his/her responsibility that the copy matches the original and certifying the principal’s identity. The documents, including this proxy, must be submitted to the Company via registered mail with notice of receipt at the Company’s registered office or via e-mail to the following certified e-mail address: sorin@legalmail.it

INSTRUCTIONS FOR FILLING OUT THE PROXY FORM
In the event a Shareholder is unable to attend a Shareholders’ Meeting, he/she/it may appoint a proxy agent to attend and vote on his/her behalf.
1. The proxy must be in writing, dated and signed, and the Shareholder (not a third party) must indicate the name of the proxy agent; furthermore, valid proof of the identity of the principal or principals must be attached;
2. the proxy may be granted only for single shareholders’ meetings, unless the proxy was granted as part of a:
(i) general power of attorney or
(ii) power of attorney granted by a company, association, foundation or other collective organization or entity (an “Entity”) to one of its employees;
3. in the cases under paragraphs 2 (i) and 2 (ii) above and each time the Shareholder is an Entity, a copy of the documentation giving evidence of the powers of representation on behalf of the Entity must be attached to the proxy and filed with the Company’s records;
4. an Entity appointed as proxy agent may grant a proxy solely to an employee or staff member;
5. the proxy may be granted also to a party who is not a Shareholder of Sorin S.p.A.;
6. in the case of joint ownership of the shares, the proxy must be signed by all the owners even if the proxy agent is him/herself one of the co-owners;
7. please note that, for the purpose of the notification requirements for major holdings referred to in Article 120 of the Legislative Decree no. 58/1998, shares in relation to which voting rights are due by virtue of power of attorney are considered as investments pursuant to article Article 118, paragraph 1, lett. c) of CONSOB Regulations no. 11971/99, as long as such voting rights can be exercised at discretion with no specific instructions by the delegating party;
8. shareholders and their agents should bear in mind the provisions of Article 135-decies of the Legislative Decree no. 58/1998 relating to the proxy agent’s conflict of interest.
Shareholders are kindly requested to contact the Company for further information and/or any questions they might have.
INFORMATION PURSUANT TO ARTICLE 13 OF THE LEGISLATIVE DECREE N. 196 OF 30 JUNE 2003 RELATING TO THE TREATMENT AND PROCESSING OF PERSONAL DATA
Sorin S.p.A., with registered offices in Milan, Via Benigno Crespi 17 (“Owner” of the treatment), hereby informs you that the personal data provided will be used by the Company solely in order to proceed with the Shareholders’ Meeting and to fulfil any related legal obligations. If the information requested in the proxy form is not provided, the Proxy Agent will not be able to attend the Shareholders’ Meeting.
Your personal information will be gathered and stored on paper and/or electronic devices and processed solely for the purposes described herein and, at any rate, in accordance with Legislative Decree 196/2003. You are entitled, at any time, to exercise the rights provided for in Article 7 of the Legislative Decree 196/2003 (including requesting to know how and which of your personal data are being used, request that same be updated, changed, eliminated or object to the treatment for legitimate reasons, know who is responsible for the treatment of your personal data) by contacting Sorin’s dedicated “Shareholders Office” in Via Benigno Crespi, 17 – Milan, including by sending an e-mail to: investor.relations@sorin.com.
The personal information you provide may be used by authorized Company employees or staff members in their capacity as Supervisors or Officers, for the purposes described herein.

COMMON CROSS-BORDER MERGER TERMS
between
Sand Holdco Plc
as surviving entity
and
Sorin S.p.A.
as merging entity

COMMON CROSS-BORDER MERGER TERMS between
SAND HOLDCO PLC, a public limited company organised under the laws of England and Wales, having its registered office at c/o Legalinx Limited, 1 Fetter Lane, London, EC4A 1BR, United Kingdom, registered with the Registrar of Companies for England and Wales under number 9451374 (“HoldCo” or the “Surviving Company”);
and
SORIN S.P.A., a public joint stock company (società per azioni) organised under the laws of Italy, having its registered office at via Benigno Crespi, 17, Milan, Italy, with tax code, VAT number and registration number with the Companies’ Register of Milan 04160490969 (“Sorin” or the “Merging Company” and, together with HoldCo, the “Companies”).
WHEREAS:
A. These common cross-border merger terms (the “Common Cross-Border Merger Terms”) have been prepared by the board of directors of Sorin (the “Sorin Managing Body”) and by the board of directors of HoldCo (the “HoldCo Managing Body” and, together with the Sorin Managing Body, the “Companies Managing Bodies”) in order to establish a cross-border merger of Sorin and HoldCo (the “Sorin Merger”) within the meaning of the provisions of EU Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies (the “EU Directive”), as implemented in the United Kingdom by the Companies (Cross- Border Mergers) Regulations 2007 (SI 2007/2974), as amended (the “UK Regulations”) and in Italy by Italian Legislative Decree no. 108 of May 30, 2008 (the “Decree 108/2008”).
B. In accordance with these Common Cross-Border Merger Terms, as at the Sorin Merger Effective Time (as defined below) (i) Sorin will be merged with and into HoldCo - which is currently a wholly-owned direct subsidiary of Sorin - and will cease to exist as a stand-alone entity; while (ii) by operation of law, HoldCo, as the surviving entity, will acquire all assets and assume all liabilities, rights, obligations and other legal relationships of Sorin save for the Subscriber Share and Redeemable Shares held by Sorin (as defined in Paragraph 1.1 below), which will be cancelled and/or redeemed by HoldCo.
C. As further explained in the report prepared by the Sorin Managing Body pursuant to Article 2501-quinquies of the Italian Civil Code (the “ICC”) and Article 8 of the Decree 108/2008 (the “Sorin Management Report”) and the report prepared by HoldCo Managing Body pursuant to Regulation 8 of the UK Regulations (the “HoldCo Management Report” and, together with the Sorin Management Report, the “Management Reports”):
i. the Sorin Merger is part of a wider transaction whereby, immediately following the Sorin Merger, Cypher Merger Sub, Inc. - a corporation established under the laws of the State of Delaware (USA) and wholly owned, directly or indirectly, by HoldCo (“Merger Sub”) - will be merged with and into Cyberonics, Inc., - a corporation established under the laws of the State of Delaware (USA) (“Cyberonics”) - with Cyberonics surviving as an indirect wholly owned subsidiary of HoldCo (the “Cyberonics Merger”) (the Sorin Merger together with the Cyberonics Merger are jointly defined as the “Transaction”);
ii. as a result of the Cyberonics Merger, the Cyberonics shareholders will be entitled to receive validly issued, fully paid and non-assessable HoldCo shares, in exchange for Cyberonics shares, as more fully described in the Sorin Management Report;
iii. the Sorin Merger and the Cyberonics Merger are deemed to achieve the goal to integrate (through the two mergers) the Sorin and Cyberonics businesses;
iv. the Transaction aims to create a new global leader in medical technologies through the combination of Sorin and Cyberonics.
D. The Transaction is governed by a transaction agreement entered into by and among Sorin, HoldCo, Merger Sub and Cyberonics on March 23, 2015 (the “Transaction Agreement”), a copy of which is publicly available on the corporate website of Sorin (www.sorin.com). Upon completion of the Transaction, all operations of Sorin will be carried out by HoldCo and its subsidiaries.
E. Sorin ordinary shares are currently listed on the Italian stock exchange (Mercato Telematico Azionario) organized and managed by Borsa Italiana S.p.A. (the “MTA”). In connection with and following the Sorin Merger, the “HoldCo Shares” (as defined in Paragraph 7.1 below) are expected to be listed both on NASDAQ and the London Stock Exchange (“LSE”).
F. These Common Cross-Border Merger Terms will be published in accordance with applicable laws and regulations and will also be made available on the corporate website of Sorin (www.sorin.com) and for inspection by whomever is entitled to do so under applicable laws and regulations, at the registered offices of Sorin and HoldCo.
G. In consideration of the jurisdiction of the Companies, the relevant provisions of the UK Regulations, the Decree 108/2008, the ICC and the intended listing of the HoldCo Shares on NASDAQ and the LSE, these Common Cross-Border Merger Terms have been prepared in Italian and English.
H. The Sorin Merger does not constitute a merger pursuant to Article 2501 -bis of the ICC.
The Management Reports will be published in accordance with applicable laws and regulations and will be made available on the corporate website of Sorin (www.sorin.com) as well as at the registered office of Sorin and HoldCo for inspection by whomever will be entitled to do so under applicable law.
The information which has to be made available pursuant to Regulation 7 of the UK Regulations, Article 6 of the Decree 108/2008 and Article 2501-ter of the ICC is set out below.
1. Legal form, corporate name and registered office of the Companies
(Article 6, paragraph 1(a) of the Decree 108/2008; Article 2501-ter, paragraph 1(1) of the ICC; Regulation 7, paragraph (2)(a) of the UK Regulations)
1.1 The Surviving Company:

Sand Holdco PLC
a. is a public limited liability company incorporated under the laws of the England and Wales;
b. has its registered office at c/o Legalinx Limited, 1 Fetter Lane, London, EC4A 1BR, United Kingdom;
c. has an issued share capital of GBP 50,001.00, divided into: (i) one ordinary share with a nominal value of GBP 1.00 and carrying one vote, held by Sorin (the “Subscriber Share”); and (ii) 50,000 sterling non-voting redeemable shares with a nominal value of GBP 1.00 per share (the “Redeemable Shares”), held by Sorin, which: (a) are not entitled to any economic rights (except an amount of GBP 1.00 in aggregate on a return of capital on a winding up); (b) have no voting rights; (c) may not be transferred other than in accordance with the provisions of the articles of association of HoldCo currently in force; and (d) may be redeemed by HoldCo for nil consideration at any time;
d. has company number 9451374 with the Registrar of Companies of England and Wales.
1.2 The Merging Company:
SORIN S.P.A.
a. is a joint stock company (societa per azioni) organized under the laws of Italy;
b. has its registered office at via Benigno Crespi, 17, Milan (Italy);
c. has an authorized and issued share capital of Euro 478,738,144, fully paid-in, represented by no. 478,738,144 ordinary shares, having a par value of Euro 1.00 per share, listed on the MTA;
d. has tax code, VAT number and registration number with the Companies’ Register of Milan 04160490969.

2. Articles of association of the Surviving Company
(Article 2501 -ter, paragraph 1(2) of the ICC; Regulation 7, paragraph (2)(i) of the UK Regulations)
2.1 The articles of association of HoldCo were adopted on the incorporation of HoldCo on February 20, 2015 and amended on the re-registration of HoldCo as a public limited company on April 17, 2015.
2.2 Upon the effectiveness of the Sorin Merger at the Sorin Merger Effective Time (as defined below), HoldCo’s articles of association will be in the form of the proposed articles of association attached hereto as Schedule 1 (the “HoldCo Post-Merger Articles”).
2.3 HoldCo’s corporate name and/or its registered address (provided that it will remain in the United Kingdom) may be changed before the Sorin Merger Effective Time by a resolution of the HoldCo Managing Body and its sole shareholder and notice given to the Registrar of Companies of England and Wales. In this case, the shareholders, creditors and other interested parties will be informed of the new name and/or new registered address through publication on the corporate website of Sorin (www.sorin.com).
3. Advantages/benefits, if any, granted, paid or given to members of the Companies Managing Bodies, to the experts examining these Common Cross-Border Merger Terms or to members of the controlling bodies of the Companies in connection with the Sorin Merger
(Article 6, paragraph 1(c) of the Decree 108/2008; Article 2501-ter, paragraph 1(8) of the ICC; Regulation 7, paragraph (2)(b) of the UK Regulations
3.1 The following special advantages or benefits have been or will be granted, in connection with the Sorin Merger and subject to its completion, in favour of certain members of the Companies Managing Bodies:
a. conventional indemnification obligations assumed by HoldCo in favour of the members of the Companies Managing Bodies and insurance policies that will be activated by HoldCo for this purpose, all of the above as provided under the HoldCo Post-Merger Articles;
b. the retention plans in favour of certain members of the Sorin Managing Body and HoldCo Managing Body, as provided in the Transaction Agreement. In particular, such retention plans provides:
with regard to the 2012-2014 Long Term Incentive Plan of Sorin, consummated on December 31, 2014, for which the achievement is equal to 30.57% of target, the removal of the lock-up provision on the shares distributed subsequent to the approval of the 2014 financial statements and prior to the completion of the Sorin Merger, and the payment of a bonus related to the completion of the Sorin Merger, additional compensation based on 100% achievement (namely, 69.43%) with the application of a lock-up, for the persons subject to the lock-up, in the amount of 50% of the shares assigned, for a term of 18 months; (beneficiaries the Chairman and Chief Executive Officer of Sorin and the members of the HoldCo Managing Body as employees of Sorin);
with regard to the Long Term Incentive Plan of Sorin for 2013-2015 and 2014-2016, the acceleration of the shares under such plans (the “Sorin LTI Awards”), with the recognition of the target level (100%) and without the application of the pro-rata temporis mechanism; for the Sorin LTI Awards, a vesting period is provided for one year from the signing (and therefore in the month of February 2016) and for the remaining shares, a vesting period is provided for two years from the signing (and therefore in the month of February 2017), without subsequent application of lock-up provisions, each to the extent of 50% of the portion of shares exceeding the application of the pro-rata temporis mechanism and of the performance of the final cycle before completion of the transaction (namely, 30.57%) (beneficiaries the Chairman and Chief Executive Officer of Sorin and the members of the HoldCo Managing Body as employees of Sorin);
with regard to the Long Term Incentive Plan of Sorin for 2014-2016, the acceleration of the vesting of each option or stock appreciation right under such plan and the conversion into equivalent instruments of HoldCo, adjusting their number of HoldCo Shares subject to such option or stock appreciation right (multiplying by the exchange ratio) and strike price (dividing the strike price by the exchange ratio); (beneficiaries the Chairman and Chief Executive Officer of Sorin and the members of the HoldCo Managing Body as employees of Sorin);
with regard to the 2012 Deferred Bonus, the acceleration of the delivery of the shares related to the completion of the Transaction; (beneficiaries the Chairman and Chief Executive Officer of Sorin and the members of the HoldCo Managing Body as employees of Sorin);
the confirmation, backed by a legal opinion, that the Sorin Merger is an event constituting a change in control with respect to the contracts for the Chairman and the Chief Executive Officer of Sorin, and therefore, a trigger for the related compensation;
for strategic managers (excluding the Chief Executive Officer and the Chairman of Sorin), the commitment to disburse, in the event of the termination of the employment relationship in the two years subsequent to the completion of the Transaction, a payment equal to two years of base salary and target cash bonus; (beneficiaries the members of the HoldCo Managing Body as employees of Sorin);
the payment of Euro 2 million, gross of tax withholdings under applicable law, to the Chairman of Sorin as a retention instrument, upon the completion of the Transaction, in recognition and consideration of the importance of the role of the Chairman by virtue of his international experience in similar transactions, the agreement to remain the Chairman of the Board until the completion of the Sorin Merger, and the agreement to renounce other roles that have possibility to conflict with the role of Chairman of Sorin until the completion of the Sorin Merger.
No other special advantages or benefits have been or will be granted, in connection with the Sorin Merger, in favour of members of the Companies Managing Bodies.
3.2 No special advantages or benefits have been or will be granted, in connection with the Sorin Merger, to the experts examining these Common Cross-Border Merger Terms, i.e. the independent expert appointed by the Court of Milan, upon joint petition by Sorin and HoldCo, pursuant to Article 9 of the Decree 108/2008 and Article 2501-sexies of the ICC and Regulation 9 of the UK Regulations.
3.3 No special advantages have been or will be granted, in connection with the Sorin Merger, for the statutory auditors or the members of any other control body of the Companies.
4. Effects of the Sorin Merger
4.1 At the Sorin Merger Effective Time and by virtue of the Sorin Merger:
a. all of the assets and liabilities of Sorin will be transferred to HoldCo, which – as surviving company of the Sorin Merger – will succeed in any and all contractual relationships to which Sorin was party and will continue to operate in Italy through a branch to be established to this scope by HoldCo before the Sorin Merger Effective Time (as better described under Paragraph 11.2 below);
b. Sorin will be dissolved without going into liquidation;
c. Sorin shareholders will become shareholders of HoldCo on the terms and subject to the conditions set out in these Common Cross-Border Merger Terms;
d. all legal proceedings pending, if any, by or against Sorin will be continued with the substitution of HoldCo for Sorin as a party;
e. every contract, agreement or instrument to which Sorin is a party shall, notwithstanding anything to the contrary contained in that contract, agreement or instrument, be construed and have effect as if (i) HoldCo had been a party thereto instead of Sorin; (ii) for any reference (however worded and whether express or implied) to Sorin there were substituted a reference to HoldCo; and (iii) any reference (however worded and whether express or implied) to the directors, officers, representatives or employees of Sorin, or any of them, were, respectively, a reference to the directors, officers, representatives or employees of HoldCo or to such director, officer, representative or employee of HoldCo as HoldCo nominates for that purpose or, in default of nomination, to the director, officer, representative or employee of HoldCo who corresponds as nearly as may be to the first-mentioned director, officer, representative or employee;
f. every contract, agreement or instrument to which Sorin is a party will become a contract, agreement or instrument between HoldCo and the counterparty with the same rights, and subject to the same obligations, liabilities and incidents (including rights of set-off), as would have been applicable thereto if that contract, agreement or instrument had continued in force between Sorin and the counterparty, and any money due and owing (or payable) by or to Sorin under or by virtue of any such contract, agreement or instrument shall become due and owing (or payable) by or to HoldCo instead of Sorin;
g. any offer made to or by Sorin before the Sorin Merger Effective Time will be construed and have effect, respectively, as an offer made to or by HoldCo; and
h. the powers of attorney issued by Sorin shall remain valid and in force unless they ate expressly revoked by HoldCo.
5. Effective date and time of the Sorin Merger. Date from which
THE TRANSACTIONS OF THE MERGING COMPANY WILL BE TREATED FOR ACCOUNTING PURPOSES AS BEING THOSE OF THE SURVIVING COMPANY
(Article 6, paragraph 1(i) of the Decree 108/2008; Article 2501-ter, paragraph 1(6) of the ICC; Regulation 7, paragraph (2)(f) of the UK Regulations)
5.1 Pursuant to Article 15 of the Decree 108/2008 and Regulation 16 and 17 of the UK Regulations and subject to the satisfaction or (to the extent allowed) waiver, in whole or in part, of the conditions precedent to the Sorin Merger, as more fully described under Paragraph 14 below, the Sorin Merger shall become effective at the time on the date fixed by an order of the High Court of England and Wales (the time and date on which the Sorin Merger is to become effective, respectively, the “Sorin Merger Effective Time” and the “Sorin Merger Effective Date”).
The Registrar of Companies of England and Wales will subsequently inform the Companies’ Register of Milan that the Sorin Merger has become effective.

It is currently expected that the Sorin Merger will become effective during the second half of 2015 and, in any event, before February 26, 2016.
5.2 The operations of Sorin will be recorded in the accounts of HoldCo as of the Sorin Merger Effective Date, and, as a result, the accounting effects of the Sorin Merger will be recognized in HoldCo’s annual financial statements from that same date.
6. Terms relating to the allotment of HoldCo Shares and other
SECURITIES IN HOLDCO AND RIGHTS OR RESTRICTIONS ATTACHING TO
Holdco Shares to be allotted to special categories of
SHAREHOLDERS AND TO HOLDERS OF SECURITIES OTHER THAN SORIN
Shares
(Article 2501-ter, paragraph 1(4) and 1(7) of the ICC; Regulation 7, paragraphs 2(c) and (g) of the UK Regulations)
6.1 At the Sorin Merger Effective Time and by virtue of the Sorin Merger, all outstanding Sorin Shares will be cancelled by operation of law and, in exchange thereof, HoldCo will allot and issue the HoldCo Shares (as defined in Paragraph 7.1) in exchange for the Sorin ordinary shares (each having a par value of Euro 1.00, the “Sorin Shares”) on the basis of the Exchange Ratio (and, therefore, 472 HoldCo Shares in exchange for every 10,000 Sorin Shares), provided that, as set out in Paragraph 7 below, no HoldCo Shares will be allotted and/or issued in exchange for Excluded Sorin Shares (as defined below).
6.2 As noted in Paragraph 1.1, HoldCo currently has in issue one Subscriber Share and 50,000 Redeemable Shares, At the Sorin Merger Effective Time, the Subscriber Share will be acquired and the Redeemable Shares will be redeemed, in each case for nil consideration by HoldCo immediately prior to the allotment and issuance of the HoldCo Shares and cancelled.
6.3 The HoldCo Shares which, following the Sorin Merger Effective Time and upon completion of the Transaction, are expected to be listed on NASDAQ and admitted to the standard listing segment of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the LSE’s Main Market for listed securities, will be allotted and issued in dematerialized form and delivered to the beneficiaries through the relevant centralized clearing system or settlement system with effect as of the Sorin Merger Effective Time. No certificate or script representing fractional shares or book-entry credit of HoldCo Shares will be issued upon the conversion of Sorin Shares, but prior to the Sorin Merger Effective Time, HoldCo and a financial intermediary or a bank which participates in the Monte Titoli system designated to act as exchange agent (selected by Cyberonics and Sorin and appointed by HoldCo), will determine suitable procedures for the treatment of fractional HoldCo Shares that would have been issued in respect of Sorin Shares in the Sorin Merger, in accordance with market practice in Italy and with the rules and practice of Monte Titoli S.p.A. and reasonably acceptable to Cyberonics and Sorin. HoldCo shall pay all commissions, transfer taxes and other out-of-pocket transaction costs of, and compensation to, the Sorin exchange agent incurred in connection with dealing with any such fractional HoldCo Shares.
Further information on the conditions and procedure for allocation of the HoldCo Shares will be disclosed in a notice published on the website of Sorin (www.sorin.com), as well as in the Italian daily newspaper “Italia Oggi”. Sorin and HoldCo will charge no costs to Sorin shareholders in relation to the allotment of HoldCo Shares.
6.4 Sorin and HoldCo do not currently have any shares outstanding other than, respectively, ordinary shares, and ordinary and sterling non-voting redeemable shares in issue. No convertible bonds have been issued by Sorin.
6.5 Sorin has currently outstanding certain stock incentive plans for the benefit of certain directors, officers and employees of the companies belonging to its group. In particular, there are currently stock or stock appreciation rights plans, restricted stock units plans and performance shares plans (i.e., the 2012-2014 Long Term Incentive Plan of Sorin, the 2013-2015 Long Term Incentive Plan of Sorin, the 2014-2016 Long Term Incentive Plan of Sorin and the 2012 Deferred Bonus Plan of Sorin) (the “Sorin Stock Plans”).
6.6 Upon effectiveness of the Sorin Merger, (i) the Sorin Stock Plans shall be assumed by HoldCo, and (ii) the equity awards under the Sorin Stock Plans shall be treated according to the terms and conditions specified in the Transaction

Agreement. In particular, at the Sorin Merger Effective Time:
a. each option or stock appreciation right to acquire Sorin ordinary shares or to receive a cash payment based on the value thereof granted under any Sorin Stock Plan (each, a “Sorin Option”) that is outstanding immediately prior to the Sorin Merger Effective Time will be fully vested, cancelled and converted into an option or stock appreciation right based on that number of HoldCo Shares equal to the product (rounded down to the nearest whole number) obtained by multiplying (i) the number of Sorin Shares subject to such Sorin Option immediately prior to the Sorin Merger Effective Time by (ii) the Sorin Exchange Ratio, at an exercise price per share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (a) the per share exercise price specified in the Sorin Option immediately prior to the Sorin Merger Effective Time by (b) the Sorin Exchange Ratio (which exercise price may be converted into dollars or pounds based on the applicable currency exchange rates). Following the Sorin Merger Effective Time, except as specifically provided above, each Sorin Option will continue to be governed by the same terms and conditions (including exercisability terms) as were applicable to such Sorin Option immediately prior to the Sorin Merger Effective Time (but taking into account any changes provided for in the applicable Sorin Stock Plan or in any applicable award agreement and any restrictions on replicating such terms and conditions under applicable law);
b. any vesting conditions applicable to each restricted stock unit and each performance share pursuant to the Sorin Stock Plans (other than the 2012-2014 Long Term Incentive Plan of Sorin) will accelerate at 100% of the target level and will be cancelled and will only entitle the holder of such restricted stock unit or performance share award to receive (without interest), at the times specified in the Transaction Agreement, a number of HoldCo ordinary shares equal to the product (rounded down to the nearest whole number) obtained by multiplying (i) the number of Sorin Shares subject to such restricted stock unit or performance share award immediately prior to the Sorin Merger Effective Time by (ii) the Sorin

Exchange Ratio;
c. each individual who holds any performance shares under the 2012-2014 Long Term Incentive Plan of Sorin will be entitled to receive (without interest), as promptly as practicable after the Sorin Merger Effective Time (but in any event no later than three (3) business days after Sorin Merger Effective Time), a number of HoldCo ordinary shares equal to the product (rounded down to the nearest whole number) obtained by multiplying (i) 69.43% of the number of Sorin Shares that would have been payable to such individual with respect to such performance shares pursuant to the terms of such 2012-2014 Long Term Incentive Plan if the respective target levels of performance had been achieved at 100% with respect to such awards by (ii) the Sorin Exchange Ratio; and
d. any vesting conditions applicable to each outstanding deferred bonus share pursuant to the Sorin Stock Plans immediately prior to the Sorin Merger Effective Time (each, a “Sorin Deferred Bonus Share”) will accelerate and each Sorin Deferred Bonus Share will be cancelled and will only entitle the holder of such Sorin Deferred Bonus Share to receive (without interest), as promptly as practicable after the Sorin Merger Effective Time (but in any event no later than three (3) business days after the Sorin Merger Effective Time), a number of HoldCo ordinary shares equal to the product (rounded down to the nearest whole number) obtained by multiplying (i) the number of Sorin Shares subject to such Sorin Deferred Bonus Share immediately prior to the Sorin Merger Effective Time by (ii) the Sorin Exchange Ratio.
HoldCo shall take all corporate actions necessary to ensure that a sufficient number of HoldCo Shares can be delivered with respect to the Sorin Options assumed by it in accordance with the Transaction Agreement and as a consequence of the Sorin Merger.
6.7 Other than the beneficiaries of Sorin Stock Plans, there are no persons who, in any other capacity than as Sorin shareholders, are known to have special rights against Sorin, such as rights to participate in profit distributions or rights to acquire newly issued shares in the capital of Sorin. Therefore no similar special rights are due and no compensation shall be paid to anyone on account of
HoldCo.
6.8 Before the Sorin Merger Effective Time, the HoldCo directors and/or Sorin (as the sole shareholder entitled to vote) are expected to pass certain resolutions in order to, among other matters, authorize the HoldCo directors to carry out the actions required of HoldCo in relation to the transactions contemplated herein including: (i) the authority for the directors of HoldCo to allot and issue, inter alia, the HoldCo Shares (as defined below) and ordinary shares for the purposes of the Sorin Stock Plans; and (ii) approval of the buyback and cancellation of the Subscriber Share and the redemption and cancellation of the Redeemable Shares.
7. SHARE EXCHANGE RATIO AND AMOUNT OF THE ADDITIONAL CASH PAYMENT (IF ANY)
(Article 2501-ter, paragraph 1(3) of the ICC; Regulation 7, paragraph (2)(b) of the UK
Regulations)
7.1 As a result of the Sorin Merger becoming effective, each holder of Sorin Shares - other than Excluded Sorin Shares (as defined below) - as of the Sorin Merger Effective Time shall receive 0.0472 (the “Exchange Ratio”) ordinary shares with par value of GBP 1.00 per share in the capital of HoldCo (the “HoldCo Shares”) for each Sorin Share per share, and therefore 472 HoldCo Shares in exchange for every 10,000 Sorin Shares. “Excluded Sorin Shares” shall mean, collectively, (i) all Sorin Shares held in the treasury of Sorin or owned of record by HoldCo, Merger Sub or Cyberonics or any of their respective wholly-owned subsidiaries immediately prior to the Sorin Merger Effective Time; and (ii) all Sorin Shares for which rescission rights in accordance with Italian Law have been exercised and perfected and that have not been purchased by holders of other Sorin Shares or third parties pursuant to Article 2437-quater of the ICC.
7.2 No other payments shall be made under the Exchange Ratio and no cash adjustment shall be made by HoldCo to the benefit of Sorin shareholders in respect of their Sorin Shares or the transfer of Sorin’s assets and liabilities to HoldCo pursuant to the Sorin Merger.

7.3 At the joint request of Sorin and HoldCo, on March 17, 2015, the Court of Milan appointed RIA Grant Thornton S.p.A. as independent expert for the preparation of a report in relation to the fairness of the Exchange Ratio in accordance with Regulation 9 of the UK Regulations and Article 9 of Decree 108/2008. Once released, the expert’s report will be made available to Sorin shareholders and the public in accordance with applicable laws and regulations.
7.4 With reference to the provisions of Article 10 of the Decree 108/2008, the laws applicable to HoldCo do not provide any procedure to control or adjust the exchange ratio or a procedure to compensate minority shareholders without preventing the registration of the Sorin Merger in the Companies’ Register of Milan.
7.5 Upon completion of the Transaction and as a consequence of the implementation (i) in the context of the Sorin Merger, of the Exchange Ratio, and (ii) in the context of Cyberonics Merger, of the relevant exchange ratio (as better described in the Sorin Management Report), former Sorin equityholders are expected to own HoldCo Shares representing approximately 46% of HoldCo corporate capital, and former Cyberonics equityholders are expected to own HoldCo Shares representing approximately 54% of HoldCo corporate capital on a fully diluted basis. Such estimate is provided for information purpose only and might not correspond to the actual final percentages, should the assumptions on which it is based (as better described in the Sorin Management Report) not be true upon completion of the Transaction.
8. Date as of which the HoldCo Shares will carry entitlement to participation in the profits of HoldCo; special terms and conditions regarding the right to participate in profits
(Article 6, paragraph 1(b) of the Decree 108/2008; Article 2501-ter, paragraph 1(5) of the ICC; Regulation 7, paragraph 2(e) of the UK Merger regulations)
8.1 Each HoldCo Share will be fully paid and rank pari passu in all respects with all other HoldCo Shares and will carry entitlement to participation in the profits, if any, that may be distributed by HoldCo from January 1 of the fiscal year in which the Sorin Merger Effective Date will fall, which is expected to be 2015.

8.2 No special terms and conditions regarding the rights to participate in profits will apply in connection with the Sorin Merger.
9. Expected effects of the Sorin merger on employment
(Article 6, paragraph 1(e) of the Decree 108/2008; Regulation 7, paragraph 2(d) of the UK Regulations)
9.1 Upon effectiveness of the Sorin Merger and the completion of the mandatory Union’s consultation procedure, the employment contracts existing with Sorin will continue on the same terms and conditions with HoldCo. Therefore, the Sorin Merger is not expected to have any significant impact on the employees of Sorin. HoldCo does not currently have any employees.
9.2 Prior to completion of the Transaction, Sorin will commence, and following the Sorin Merger Effective Time HoldCo will continue, a comprehensive evaluation of the combined operations of Sorin and Cyberonics and will identify the best way to integrate the organizations in order to further improve the combined organization’s ability to serve its customers, as well as to achieve revenue and cost synergies.
9.3 Sorin will carry out the consultation procedure set out under Article 47 of Italian Law no. 428 of December 29, 1990, as amended.
9.4 Additionally, in accordance with the provisions of Article 8 of the Decree 108/2008, the Sorin Management Report will be made available to the representatives of Sorin’s employees at least 30 days prior to the date of the extraordinary shareholders meeting of Sorin called to discuss and resolve upon the Sorin Merger (the “Sorin Extraordinary Shareholders Meeting”).
9.5 As set out in Paragraph 6 preceding, upon effectiveness of the Sorin Merger, (i) the Sorin Stock Plans shall be assumed by HoldCo, and (ii) the equity awards under the Sorin Stock Plans shall be treated according to the terms and conditions specified in the Transaction Agreement.
10. Information on the procedures for the involvement/participation of employees in defining their co-determination rights in HoldCo

(Article 6, paragraph 1(d) of the Decree 108/2008; Regulation 7, paragraph 2(j) of the UK Regulations)
10.1 Article 19 of Decree 108/2008, regulating the participation of employees, is not applicable to the Sorin Merger, since HoldCo, as the surviving company in the Sorin Merger, is not an Italian company and neither Sorin nor HoldCo applies an employee participation system within the meaning of the EU Directive.
10.2 In addition, since HoldCo does not currently have any employees or employee participation system within the meaning of the UK Regulations, and neither HoldCo nor Sorin has any employees representative amongst the directors or members of the administrative or supervisory organ or their committees or of the management group which covers the profit units of the company or employee participation system within the meaning of UK Regulations, it is not required to make arrangements for the participation of employees pursuant to Part 4 of the UK Regulations.
10.3 In light of the above, no special negotiation body will be set up and no other action whatsoever will be taken with regard to employee participation in the context of the contemplated Sorin Merger.
11. Information on the valuation of the assets and liabilities to be transferred to HoldCo
(Article 6, paragraph 1(f) of the Decree 108/2008; Regulation 7, paragraph 2(k) of the UK Regulations)
11.1 The value of the assets and liabilities of Sorin that will be transferred to HoldCo, by virtue of the Sorin Merger, will be determined on the basis of the relevant book value as of the Sorin Merger Effective Time. These assets and liabilities are indicated as of December 31, 2014 in the draft statutory financial statements of Sorin as of December 31, 2014, approved by the Sorin Managing Body on March 16, 2015, representing the merger financial statements of Sorin for the purpose of Article 2501-quater, paragraph 2, of the ICC.
11.2 Furthermore, the Transaction Agreement provides that, prior to the Sorin Merger Effective Date, the HoldCo Managing Body shall adopt resolutions, and Sorin and HoldCo shall take all other actions necessary or appropriate under applicable law, to (i) establish an Italian branch of HoldCo (the “Italian Branch”) that meets the definition of permanent establishment under Article 162 of the Italian Consolidated Income Tax Act approved with Presidential Decree no. 917 of December 22, 1986 and Article 5 of the Italy-UK Tax Convention entered into on October 21, 1988, (ii) obtain all permits necessary to permit participations in Sorin subsidiaries that are directly held by Sorin, tax suspension reserves booked in Sorin’s accounts, and any other of Sorin’s assets that are intended to be attributed to the Italian Branch to become assets of the Italian Branch as of the Sorin Merger Effective Time, including (but not limited to) obtaining an advance ruling from the Italian tax authorities to continue the group taxation by the Italian Branch with the Italian resident companies that are currently involved in the group taxation with Sorin, (iii) appoint one or more managers to manage the Italian Branch in Italy and vest such manager or managers with representation power vis-à-vis third parties and (iv) grant the relevant powers to the Italian Branch managers for the management of the Italian Branch (including the power to sub-delegate certain of such powers to attorneys in-fact).
12. Reference dates of the financial statements of the companies used for the purpose of preparing these common cross-border
Merger Terms
(Article 6, paragraph 1(g) of the Decree 108/2008; Regulation 7, paragraph 2(1) of the UK Regulations)
12.1 These Common Cross-Border Merger Terms have been established on the basis of (i) the draft statutory financial statements of Sorin as of December 31, 2014 approved by the Sorin Managing Body on March 16, 2015, and (ii) the interim financial statements of HoldCo as of March 31, 2015 approved by the HoldCo Managing Body on April 16, 2015.
13. Cash exit rights for the Merging Company’s shareholders
13.1 Sorin shareholders who will not vote in favour of these Common Cross- Border Merger Terms (the “Qualifying Shareholders”) will be entitled to exercise their cash exit tights pursuant to:

(i) Article 2437, paragraph 1, letters (a) and (c) of the ICC, given that, as from the Sorin Merger Effective Time, Sorin’s corporate purpose will change and registered office will be transferred outside Italy;
(ii) Article 2437-quinquies of the ICC, given that, as from the Sorin Merger Effective Time, Sorin Shares will be delisted from the MTA; and
(iii) Article 5 of the Decree 108/2008, given that the Surviving Company is and, upon the Effective Date of the Sorin Merger, will be organized and managed under the laws of a country other than Italy (i.e., the laws of England and Wales);
(the “Cash Exit Rights”).
13.2 The exercise of any Cash Exit Rights by Sorin shareholders is conditional upon the completion of the Sorin Merger, which requires the High Court of England and Wales issuing an order approving the completion of the Sorin Merger and setting the Sorin Merger Effective Time and Sorin Merger Effective Date and such order not having been amended, modified, rescinded or terminated prior to the Sorin Merger Effective Time (the “Cash Exit Rights Condition”).
13.3 In accordance with Article 2437-bis of the ICC, Qualifying Shareholders may exercise their Cash Exit Rights, in relation to some or all of their Sorin Shares, by sending notice via registered mail to the registered office of Sorin no later than 15 days following the date of registration of the minutes of the Sorin Extraordinary Shareholders Meeting with the Companies’ Register of Milan. Notice of such registration will be published in the Italian daily newspaper “Italia Oggi” and on Sorin’s corporate website (www.sorin.com).
13.4 In accordance with Article 2437-ter of the ICC, the redemption price payable to Qualifying Shareholders who will exercise Cash Exit Rights will be equal to the arithmetic average of the daily closing price (as calculated by Borsa Italiana S.p.A.) of Sorin Shares for the six-month period prior to the date of publication of the notice of call for the Extraordinary Shareholders Meeting (the

“Redemption Price”). Sorin will provide shareholders with information relating to the Redemption Price in accordance with applicable laws and regulations.
13.5 Once the 15-day period for the exercise of Cash Exit Rights expires, the Sorin Shares for which Cash Exit Rights have been exercised will be offered by Sorin to its then existing shareholders and subsequently, to the extent remaining unsold, may be offered by Sorin on the market in accordance with applicable laws and regulations. Thereafter, with respect to the remaining unsold Sorin Shares for which Cash Exit Rights have been exercised the Redemption Price will be paid as provided in paragraph 13.6 below. Completion of the above offer and sale procedure, as well as payment of the Redemption Price, will be conditional upon the Cash Exit Rights Condition.
13.6 On or about the Sorin Merger Effective Date, the shareholders who hold remaining unsold Sorin Shares for which Cash Exit Rights have been exercised shall receive the Redemption Price through the relevant depositaries.
13.7 If the Cash Exit Rights Condition has not been satisfied, the Sorin Shares in relation to which Cash Exit Rights have been exercised will continue to be held by the Sorin shareholders who exercised such rights, no cash payment will be made to such shareholders and the Sorin Shares will not be delisted from the MTA.
14. Pre-Merger formalities, required approvals and conditions
14.1 The completion of the Sorin Merger is subject to the prior satisfaction or, to the extent allowed, the waiver, in whole or in part, of the conditions precedent set forth in the Transaction Agreement and reported in the Management Reports, including, among others:
(i) the Transaction Agreement shall be adopted and the transactions contemplated therein, including the Sorin Merger and the Cyberonics Merger, shall be approved by the requisite vote at a meeting of stockholders of Cyberonics;
(ii) the Sorin Merger and these Common Cross-Border Merger Terms shall be approved by the Sorin Extraordinary Shareholders’ Meeting;
(iii) the registration statement on Form S-4 filed with Securities and Exchange Commission (“SEC”) shall be declared effective by the SEC under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and remain in effect, and no proceedings for that purpose shall have been initiated or, to the knowledge of HoldCo, Sorin or Cyberonics, threatened by the SEC;
(iv) the HoldCo Shares issuable in the Sorin Merger and the Cyberonics Merger shall have been authorized for listing on NASDAQ, subject to official notice of issuance;
(v) neither the FCA nor the LSE shall have indicated in writing to any of Cyberonics, Sorin or HoldCo (or their respective advisers) prior to the time of the hearing before the High Court of England and Wales at which Sorin and HoldCo will apply for the Sorin Merger Order (the “Hearing”) that, (a) in the case of the FCA, it will not be willing to admit the HoldCo Shares to listing on the standard segment of the Official List or, (b) in the case of the LSE, that the HoldCo Shares will not be admitted to listing on the LSE’s Main Market;
(vi) the sixty-day period following the date on which the resolutions of the Sorin Extraordinary Shareholders’ Meeting approving the Sorin Merger will have been registered with the Companies’ Register of Milan shall have expired or have been earlier terminated, pursuant to applicable Italian laws and regulations, by the posting of a bond by Sorin sufficient to satisfy Sorin’s creditors’ claims, if any and the pre-merger compliance certificate shall be delivered by the Italian public notary selected by Sorin to the High Court of England and Wales (such certificate being the pre-merger scrutiny certificate in the meaning of EU Directive);
(vii) the waiting period (and any extensions thereof) applicable to the Cyberonics Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated;

(viii) no governmental entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent that is in effect and renders either the Sorin Merger or the Cyberonics Merger illegal, or prohibits, enjoins or otherwise prevents either the Sorin Merger or the Cyberonics Merger; and
(ix) the prospectus, including any supplement thereto, to be published by HoldCo in connection with the issuance of HoldCo Shares in the context of the Sorin Merger or the Cyberonics Merger and the admission of the HoldCo Shares to the standard segment of the Official List of the LSE and to trading on the Main Market of the LSE shall have been approved by the FCA, or if such approval is not obtained by the time of the Hearing, the UK Listing Authority shall not have indicated in writing to any of Cyberonics, Sorin or HoldCo that such approval will not be obtained.
14.2 With reference to the condition precedent under paragraph (vii) above, Sorin and Cyberonics filed their respective notification and report forms under the HSR Act with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice on March 12, 2015, and the applicable waiting period expired on April 13, 2015 at 11.59 p.m. Eastern Time. No further antitrust approvals are required in connection with the Transaction.
The Companies will publish the information regarding the satisfaction of or failure to satisfy the above conditions precedent in accordance with applicable laws and regulations.
15. Amendments to the Common Cross-Border Merger Terms
15.1 Sorin and HoldCo may jointly consent, in the manners and within the limits provided under the respective applicable laws, on behalf of all persons concerned, to any modification of or addition to these Common Cross-Border Merger Terms or to any terms or conditions of the Sorin Merger that the High Court of

England and Wales or any competent Italian authority, including the Companies’ Register of Milan, may approve or impose.
* * *
Schedule 1 Proposed HoldCo Post-Merger Articles (Italian)
Proposed HoldCo Post-Merger Articles (English) * * *
Dated: April 20, 2015
Sand Holdco plc
For and on behalf of the Board of Directors
Brian Sheridan
Chairman of the Board of Directors
Sorin S.p.A.
For and on behalf the Board of Directors
Rosario Bifulco
Chairman of the Board of Directors

FINAL FORM
Schedule 1 [ Date ]
ARTICLES OF ASSOCIATION of
[SAND HOLDCO] PLC PUBLIC LIMITED COMPANY “the Company”
(effective as from [ • ] 2015)
ARTICLES OF ASSOCIATION
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CONTENTS
Clause Page
1. MODEL ARTICLES NOT TO APPLY 39
2. INTERPRETATION 39
3. LIABILITY OF MEMBERS 43
4. SHARES AND SHARE CAPITAL 43
5. AUTHORITY TO ALLOT SHARES AND DISAPPLICATION OF PREEMPTION RIGHTS 45
6. VARIATION OF RIGHTS 46
7. SHARE CERTIFICATES 46
8. LIEN 47
9. CALLS ON SHARES 48
10. FORFEITURE AND SURRENDER 49
11. TRANSFER OF SHARES 50
12. TRANSMISSION OF SHARES 51
13. SHARE WARRANTS 52
14. UNTRACED MEMBERS 53
15. ALTERATION OF CAPITAL 54
16. GENERAL MEETINGS 55
17. NOTICE OF GENERAL MEETINGS 56
18. PROCEEDINGS AT GENERAL MEETINGS 56
19. AMENDMENTS TO RESOLUTIONS 60
20. PROPOSED MEMBER RESOLUTIONS 61
21. VOTES OF MEMBERS 62
22. PROXIES AND CORPORATE REPRESENTATIVES 65
23. NUMBER AND CLASSIFICATION OF DIRECTORS 68
24. APPOINTMENT OF DIRECTORS 69
25. DIRECTORS’ FEES AND EXPENSES 70
26. [RESERVED] 71
27. POWERS OF THE BOARD 71
28. COMPLIANCE WITH NASDAQ RULES 71
29. DELEGATION OF DIRECTORS’ POWERS 71
30. DISQUALIFICATION AND REMOVAL OF DIRECTORS 72
31. EXECUTIVE DIRECTORS 73
32. DIRECTORS’ INTERESTS 73
33. PROCEEDINGS OF DIRECTORS 76
34. MINUTES 79
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35. SECRETARY 79
36. THE SEAL 79
37. REGISTERS 80
38. DIVIDENDS 80
39. SCRIP DIVIDENDS 83
40. CAPITALISATION OF PROFITS 84
41. RETURN OF CAPITAL 86
42. CHANGE OF THE COMPANY’S NAME 86
43. RECORD DATES 86
44. ACCOUNTS 87
45. NOTICES AND OTHER COMMUNICATIONS 87
46. DESTRUCTION OF DOCUMENTS 90
47. WINDING UP 92
48. INDEMNITY AND INSURANCE 92
49. DISPUTE RESOLUTION 93
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1. MODEL ARTICLES NOT TO APPLY
1.1 The regulations in the relevant model articles shall not apply to the Company.
2. INTERPRETATION
2.1 In these Articles (if not inconsistent with the subject or context) the following words shall bear the following meanings:
“Affiliates” means, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person;
“Articles” means the articles of association for the time being of the Company;
“Board” means the board of Directors of the Company from time to time;
“British Pounds Sterling” or “£” means the lawful currency of the United Kingdom;
“certificated share” means a share in the capital of the Company which is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;
“clear days” means, in relation to the period of a notice, that period excluding the day on which a notice is given or deemed to be given and the day for which it is given or which it is to take effect;
“Companies Act” means the Companies Act 2006 including any modifications or re-enactment of it for the time being in force;
“Contract” means, as to any Person, any contract, lease, easement, license, instrument or understanding to which the applicable Person is a party;
“Control” means, as to any Person, the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of shares or other equity securities or as trustee or executor, by Contract or otherwise; the terms “Controlled” and “Controlling” shall have a correlative meaning;
“Depositary” means any depositary, custodian or nominee approved by the Board that holds legal title to shares in the capital of the Company for the purposes of facilitating beneficial ownership of such shares by another individual;
“Director” means a director of the Company from time to time;
“dividend” means dividend or bonus;
“electronic address” means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;
“equity security” shall have the meaning given to such term in Rule 405 under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the regulations promulgated thereunder;
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“executed” means any mode of execution;
“financial institution” means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated within the meaning of section 778(2) of the Companies Act;
“FSMA” means the Financial Services and Market Act 2000;
“Fully Diluted Interest” means, with respect to any member, the percentage of the Ordinary Shares owned by that member assuming the exercise or conversion, as applicable, of all options, warrants, rights and convertible or other similar securities outstanding on the date in question, whether vested or unvested, on a cashless net exercise basis or conversion assuming the price of the Ordinary Share underlying such option, warrant, right or convertible or other similar securities equals the 5-day volume weighted average trading price of such Ordinary Shares ending on the trading day prior to the date in question. For the avoidance of doubt, it is intended that Fully Diluted Interest shall be calculated using a customary treasury stock method to determine fully diluted shares outstanding;
“Governmental Authority” shall mean any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction;
“holder” means, in relation to a share in the capital of the Company, the member whose name is entered in the register of members as the holder of that share;
“Independent Director” means a director who meets the independence standards of the NASDAQ applicable to non-controlled domestic US issuers;
“Law” means any federal, state, provincial, municipal, local or foreign law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding;
“member” means a member of the Company;
“NASDAQ” means the National Association of Securities Dealers Automated Quotations
“Office” means the registered office of the Company from time to time;
“officer” includes a Director, manager and the secretary, but shall not include an auditor;
“Official List” means the list of securities that have been admitted to listing which is maintained by the Financial Conduct Authority in accordance with section 74(1) of FSMA;
“Operator” means Euroclear UK and Ireland Limited or such other person as may for the time being be approved by HM Treasury as Operator under the Uncertificated Securities Rules;
“Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 4.1(a) and with the rights set out therein and these Articles generally;
“paid” means paid or credited as paid;
“participating class” means a class of shares title to which is permitted by the operator to be transferred by means of a relevant system;
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“Percentage Interest” means, with respect to any member, the percentage of the total outstanding Ordinary Shares of owned by that member;
“Person” means any individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in Section 13(d) of the Exchange Act);
“public announcement” shall mean (a) disclosure in a press release reported by Renters, the Dow Jones News Service, Associated Press or a comparable news service or other method of public announcement as the Board may deem appropriate in the circumstances or in a document publicly filed by the Company with the US Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; and (b) for so long as any of the Company’s Shares are admitted to the Official List or to trading on the London Stock Exchange, disclosure via a regulatory information service and, where the Board considers appropriate, in one or more newspapers with a national circulation in the United Kingdom;
“register” means the register of members of the Company;
“relevant system” means a computer-based system which allows units of securities without written instruments to be transferred and endorsed pursuant to the Uncertificated Securities Rules;
“seal” means the common seal (if any) of the Company and includes an official seal (if any) kept by the Company by virtue of section 49 or 50 of the Companies Act;
“secretary” means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary of the Company;
“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act;
“UKLA” means the United Kingdom listing authority, which is the Financial Conduct Authority when performing its functions under Part VI of FSMA;
“Uncertificated Securities Rules” means every statute (including any orders, regulations or other subordinate legalisation made under it) relating to the holding, evidencing of title to, or transfer of, uncertificated shares and legislation, rules or other arrangements made under or by virtue of such provisions;
“uncertificated share” means a share of a class which is at the relevant time a participating class, title to which is recorded on the register as being held in uncertificated form and references in these Articles to a share being held in uncertificated form shall be construed accordingly;
“undertaking” includes a body corporate, trust or partnership, joint ventures or an unincorporated association carrying on a trade or business with or without a view to profit (and, in relation to an undertaking which is not a company, expressions in these articles appropriate to companies shall be construed as references to the corresponding persons, officers, documents or organs (as the case may be) appropriate to undertakings of that description);
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“United Kingdom” means Great Britain and Northern Ireland;
“US Dollars” or means the lawful currency of the United States of America; and
“Voting Shares” means the Ordinary Shares and any other shares which may be issued with the right to attend and vote at general meetings.
2.2 Subject to the following paragraph, references to any provision of any enactment or of any subordinate legislation (as defined by section 2(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.
2.3 Words and expressions contained in these Articles which are not defined in Article 2 but are defined in the Companies Act have the same meaning as in the Companies Act (but excluding any modification of the Companies Act not in force at the date these Articles took effect) unless inconsistent with the subject or the context.
2.4 In these Articles, unless the context otherwise requires:
(a) words in the singular include the plural, and vice versa;
(b) words importing any gender include all genders;
(c) a reference to a person includes a reference to a body corporate (wherever resident or domiciled) and to an unincorporated body of persons;
(d) reference to a document or information being “sent”, “supplied” or “given” to or by a person means such document or information, or a copy of such document or information, being sent, supplied, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and “sending”, “supplying” and “giving” shall be construed accordingly;
(e) references to documents “being signed” or to “signature” include a reference to it being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified in the Companies Act;
(f) references to “writing” include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or made available on a website or otherwise and “written” shall be construed accordingly;
(g) references to “other” and “otherwise” shall not be construed ejusdem generis where a wider construction is possible;
(h) references to a power are to power of any kind, whether administrative, discretionary or otherwise;
(i) references to a committee of the Directors are to a committee established in accordance with these Articles, whether or not comprised wholly of Directors;
(j) any words following the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms;
(k) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them;
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(l) the word “Board” in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more Directors, any Director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated;
(m) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and
(n) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.
2.5 The headings are inserted for convenience only and do not affect the construction of these Articles.
3. LIABILITY OF MEMBERS
The liability of each member is limited to the amount, if any, unpaid on the shares held by that member.
4. SHARES AND SHARE CAPITAL
4.1 The Company may issue the following shares in the capital of the Company with rights attaching to them and denominated, in each case, as follows:
(a) Ordinary Shares, each of which shall be denominated in British Pounds Sterling with a nominal value of £1. Each Ordinary Share shall be issued with one vote attaching to it for voting purposes in respect of all matters on which Voting Shares in the capital of the Company have voting rights and shall form a single class with the other Voting Shares in the capital of the Company for such purposes. The holders of Ordinary Shares shall, in respect of the Ordinary Shares held by them, be entitled to receive notice of, attend and speak at and vote at, general meetings of the Company.
4.2 Notwithstanding Article 4.1, subject to the provisions of the Companies Act, and without prejudice to any rights attached to any existing shares or class of shares:
(a) any share may be issued in one or more classes with such rights or restrictions as the Company may by special resolution determine or, subject to and in default of such determination, as the Board shall determine; and
(b) shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder and the Board may determine the terms, conditions and manner of redemption of shares provided that it does so before the shares are allotted.
4.3 The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Act. Subject to the provisions of the Companies Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other and may be in respect of a conditional or an absolute subscription.
4.4 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust. Except as otherwise provided by these Articles or by law, the Company
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shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim or any interest in any share (or in any fractional part of a share) except the holder’s absolute ownership of the entirety of the share and all the rights attaching to it.
4.5 Under and subject to the Uncertificated Securities Rules, the Board may permit title to shares of any class to be evidenced otherwise than by certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a participating class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The Board may also, subject to compliance with the Uncertificated Securities Rules, determine at any time that title to any class of shares may from a date specified by the Board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system.
4.6 In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:
(a) the holding of shares of that class in uncertificated form;
(b) the transfer of title to shares of that class by means of a relevant system; or
(c) any provision of the Uncertificated Securities Rules,
and, without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Uncertificated Securities Rules, of an Operator register of securities in respect of that class of shares in registered form.
4.7 Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Rules.
4.8 Unless the Board determines otherwise, shares which a member holds in uncertificated form shall be treated as separate holdings from any shares which that member holds in certificated form, but shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class is held in uncertificated form.
4.9 Where the Company is entitled under any provision of the Companies Act or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of, or otherwise enforce a lien over, an uncertificated share, the Company shall be entitled, subject to the provisions of the Companies Act and these Articles to:
(a) require the holder of the uncertificated share by notice in writing to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;
(b) appoint any person to take such steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such share as may be required to effect the transfer of such share and such steps shall be as effective as if they had been taken by the registered holder of that share; and
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(c) take any other action that the Board considers appropriate to achieve the sale, transfer, disposal, forfeiture, reallotment or surrender of that share, or otherwise to enforce a lien in respect of that share.
4.10 Unless the Board determines otherwise or the Uncertificated Securities Rules require otherwise, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.
4.11 The Company shall be entitled to assume that the entries on the record of securities maintained by it in accordance with the Uncertificated Securities Rules and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance on such assumption. Any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).
5. AUTHORITY TO ALLOT SHARES AND DISAPPLICATION OF PRE-EMPTION RIGHTS
5.1 In addition to any similar authority which has not been fully utilised, the Board shall be generally and unconditionally authorised pursuant to section 551 of the Companies Act to:
(a) exercise all of the powers of the Company to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount representing 20 per cent. of the number of shares in the capital of the Company as at the date of the adoption of these Articles and after consummation of the transactions contemplated by the transaction Agreement between, amongst others, Sorin S.P.A. and Cyberonics, Inc. first dated 26 February 2015 (in addition to any authority to allot that has not yet expired granted to the Board prior to the date of the adoption of these Articles) for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the date which is five years from the date of the adoption of these Articles by the Company; and
(b) make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of the authority described in this Article 5.1 and the Board may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired.
5.2 Subject to these Articles, the Board shall be generally empowered pursuant to section 570 of the Companies Act and section 573 of the Companies Act to allot equity securities (as defined in the Companies Act) for cash, pursuant to the authority conferred by Article 5.1 of these Articles as if section 561 (1) of the Companies Act did not apply to the allotment.
5.3 Subject to the provisions of the Companies Act relating to the authority to allot shares and the disapplication of pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 5.4:
(a) all shares for the time being in the capital of the Company shall be at the disposal of the Board; and
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(b) the Board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.
5.4 Subject to the provisions of the Companies Act, and without prejudice to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the Company or the holder. The Board may determine the terms, conditions and manner of redemption of any redeemable share so issued provided that it does so before the share is allotted.
5.5 The Board may at any time after the allotment of a Share, but before a Person has been entered in the register as the holder of the Share, recognise a renunciation of the Share by the allottee in favour of another Person and may grant to an allottee a right to effect a renunciation on such terms and conditions as the Board thinks fit.
6. VARIATION OF RIGHTS
6.1 Subject to the provisions of the Companies Act, if at any time the capital of the Company is divided into different classes of shares, all or any of the rights attached to any existing class may from time to time be varied or abrogated, either while the Company is a going concern or during or in contemplation of a winding up:
(a) in such manner (if any) as may be provided by those rights;
(b) with the written consent of the holders of 75% in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), which consent shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose, or in default of such specification to the Office, and may consist of several documents, each executed or authenticated in such manner as the Board may approve by or on behalf of one or more holders, or a combination of both; or
(c) with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.
6.2 For the purposes of Article 6.1, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed not to be varied by:
(a) the issue of further shares ranking pari passu with, or subsequent to, that share or class of shares;
(b) the purchase or redemption by the Company of any of its own shares; and
(c) the exercise by the Board of any of the powers contemplated by Articles 38.7, 38.8 and 39.1.
7. SHARE CERTIFICATES
7.1 On becoming the holder of any share other than a share in uncertificated form, every person (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled, without payment, to have issued to him within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class held by him (and,
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upon transferring a part of his holding of shares of any class, to a certificate for the balance of that holding). A holder may elect to receive one or more additional certificates for any of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine from time to time.
7.2 Every certificate shall:
(a) be issued under the seal, or under such other form of authentication as the Board may approve (which may include manual or facsimile signatures by one or more Directors); and
(b) shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.
7.3 The Company shall not be bound to issue more than one certificate for shares held jointly by more than one person and delivery of a certificate to one joint holder shall be sufficient delivery to all of them, and seniority shall be determined in the manner described in Article 21.3. Shares of different classes may not be included in the same certificate.
7.4 If a share certificate is damaged, defaced or worn out or said to be lost, stolen or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the Directors may determine but otherwise free of charge, and (in the case of damage, defacement or wearing out) on delivery up of the old certificate to the Company.
7.5 When a member’s holding of Shares of a particular class increases, the Company may issue such holder with a single, consolidated certificate in respect of all the Shares of a particular class which that member holds or a separate certificate in respect of only those Shares by which that member’s holding has increased. When a member’s holding of Shares of a particular class is reduced, the Company must ensure that the member is issued with one or more certificates in respect of the number of Shares held by the member after that reduction, save that the Company need not (in the absence of a request from the member) issue any new certificate if all the Shares which the member no longer holds as a result of the reduction and none of the Shares which the member retains following the reduction, were, immediately before the reduction, represented by the same certificate.
8. LIEN
8.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the Company (whether presently or not) in respect of that share. The Board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of Articles 8.1 to 8.4 inclusive. The Company’s lien on a share takes priority over any third party’s interest in that share and shall extend to all amounts (including without limitation dividends) payable in respect of it.
8.2 The Company may sell, in such manner as the Board determines, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within 14 clear days after written notice has been sent to the holder of the share, or to the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment and stating that if the notice is not complied with the shares may be sold.
8.3 To give effect to the sale the Board may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser. In the case of a share in uncertificated form, the Board may, to
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enable the Company to deal with the share in accordance with the provisions of this Article 8.3, exercise any of the powers of the Company under Article 4.9 to effect the sale of the share. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale and the transferee shall not be bound to see to the application of the purchase money.
8.4 The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and, whether the share sold is in certificated form or uncertificated form, subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.
9. CALLS ON SHARES
9.1 Subject to the terms of allotment, the Board may from time to time make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required or permitted to be paid by instalments. A call may, by further notice in writing, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.
9.2 A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.
9.3 The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.
9.4 A call notice need not be issued in respect of sums which are specified, in the terms on which a share is issued, as being payable to the Company in respect of that share (whether in respect of nominal value or premium) on allotment or on a date fixed by or in accordance with the terms of issue; provided that if the due date for payment of such sum has passed and it has not been paid, the holder of the share concerned at the due date for payment will be treated in all respects as having failed to comply with a call notice in respect of that sum and is liable to the same consequences as a person having failed to comply with a call notice as regards the payment of interest and forfeiture.
9.5 If a call or an instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, the rate determined by the Board, not exceeding 20 per cent. per annum, or, if higher, at the appropriate rate (as defined by the Companies Act), but the Board may in respect of any individual member waive payment of interest wholly or in part.
9.6 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid these Articles shall apply as if that sum had become due and payable by virtue of a call duly made and notified.
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9.7 Subject to the terms of allotment, the Directors may on the issue of shares differentiate between the allottees or holders in the amounts and times of payment of calls on their shares.
9.8 The Board may, if it thinks fit, receive from any member willing to advance it all or any part of the amount unpaid on any shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay on all or any of the amount so advanced (until it would, but for such advance, become presently payable) interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the Board agree not exceeding 20 per cent. per annum or, if higher, the appropriate rate (as defined in the Companies Act).
10. FORFEITURE AND SURRENDER
10.1 If a call or an instalment of a call remains unpaid, in whole or in part, after it has become due and payable, the Board may give to the person from whom it is due not less than 14 clear days’ written notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.
10.2 If the notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board. The forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. An entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.
10.3 Subject to the provisions of the Companies Act, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determines either to the person who was before the forfeiture the holder or to any other person. At any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Board determines. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the Board may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in uncertificated form, the Board may exercise any of the powers of the Company under Article 12. The Company may receive the consideration given for the share on its disposal and register the transferee as the holder of the share.
10.4 A person shall cease to be a member in respect of any share which has been forfeited or surrendered and shall, if the share is held in certificated form, surrender to the Company for cancellation the certificate for the share forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of that share plus interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the rate determined by the Board, not exceeding 20 per cent. per annum or, if higher, the appropriate rate (as defined in the Companies Act) from the date of forfeiture until payment. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.
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10.5 The Board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.
10.6 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or are by the Companies Act given or imposed in the case of past members.
10.7 A statutory declaration by a Director or the secretary that a share has been duly forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.
11. TRANSFER OF SHARES
11.1 Without prejudice to any power of the Company to register as member a person to whom the right to any share has been transmitted by operation of law, the instrument of transfer of a share in certificated form may be in any usual form or in any other form which the Board may approve. An instrument of transfer shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.
11.2 Each member may transfer all or any of his shares which are in uncertificated form by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Rules. No provision of these Articles shall apply in respect of an uncertificated share to the extent it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred.
11.3 The Board may, in its absolute discretion, refuse to register the transfer of a share in certificated form if it is not fully paid provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.
11.4 The Board may, in its absolute discretion, also refuse to register the transfer of a share in certificated form:
(a) unless the instrument of transfer:
(i) is lodged, duly stamped, at the Office or such other place as the Board has appointed, accompanied by the certificate for the share to which it relates, or such other evidence as the Directors may reasonably require to show the transferor’s right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor’s behalf;
(ii) is in respect of only one class of shares; or
(iii) is in favour of not more than four transferees; or
(b) is with respect to a share on which the Company has a lien and a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share in accordance with Article 8.2.
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11.5 The Board may also refuse to register a transfer of uncertificated shares in any circumstances that are allowed or required by the Uncertificated Securities Rules and the relevant system.
11.6 If the Board refuses to register a transfer of a share, it shall notify the transferor of the refusal and the reasons for it as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the instructions to the relevant system received. The Board shall send to the transferee such further information about the reasons for the refusal as the transferee may reasonably request.
11.7 No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.
11.8 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is sent.
11.9 Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.
12. TRANSMISSION OF SHARES
12.1 If a member dies, the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest, but nothing in this Article 12.1 shall release the estate of a deceased member from any liability in respect of any share which had been solely or jointly held by him.
12.2 A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the Board may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered, and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the Board may require (including without limitation the execution of any document) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.
12.3 A person entitled by transmission to a share in uncertificated form who elects to have some other person registered shall either:
(a) procure that instructions are given by means of the relevant system to effect transfer of such uncertificated share to that person; or
(b) change the uncertificated share to certified form and execute an instrument of transfer to that person.
12.4 The Board may at any time send a notice requiring any such person referred to in Article 12.2 to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Board may after the expiry of that period withhold payment of all dividends or other amounts payable in respect of the share until the requirements of the notice have been complied with.
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12.5 A person becoming entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of law shall, upon such evidence being produced as the Board may reasonably require as to his entitlement and subject otherwise to Article 12.2, have the same rights in relation to the share to which he would be entitled if he were the holder of the share, and may give a discharge for all dividends and other moneys payable in respect of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any general meeting or at any separate meeting of the holders of any class of shares in the capital of the Company.
13. SHARE WARRANTS
13.1 The Company, with respect to fully paid shares, may issue share warrants to bearer under the seal of the Company or in any other manner authorised by the Board.
13.2 A share warrant shall state that the bearer is entitled to the shares therein specified, and may provide by coupons or otherwise for the payment of future dividends or other moneys on or in respect of the shares included in such share warrant.
13.3 A share warrant shall entitle the bearer thereof to the shares included in it, and the shares may be transferred by the delivery of the share warrant, and the provisions of these Articles with respect to share certificates, liens, calls on shares and forfeiture and surrender, disclosure of interest, transfer of shares and transmission of shares shall not apply in relation to share warrants or the holders thereof.
13.4 The Board shall be at liberty to accept a certificate (in such form and from such person as the Board may approve) to the effect that a specified person is shown in the records of the person issuing such certificate as being entitled to the shares comprised in a specified share warrant as sufficient evidence of the facts stated in such certificate, and may treat the deposit of such certificate at the Office (or any other place specified from time to time by the Board) as equivalent to the deposit there of the share warrant, and may (inter alia) allot to the person named in such certificate any shares to which the bearer of the share warrant referred to in such certificate may be entitled and the rights of the allottee to the allotment shall not, after allotment, be questioned by any person.
13.5 The Board may determine and from time to time vary the conditions upon which share warrants shall be issued, and in particular (but without limitation) upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost, stolen or destroyed (provided that no new share warrant may be issued to replace one that has been lost or destroyed unless the Board are satisfied beyond reasonable doubt that the original share warrant has been lost, stolen or destroyed), upon which (subject as hereinafter provided) the bearer of a share warrant shall be entitled to attend and vote at general meetings, and upon which a share warrant may be surrendered and the name of the holder entered in the register of members in respect of the shares therein specified. Subject to such conditions and to these Articles, the bearer of a share warrant shall be subject to the conditions for the time being in force relating to share warrants, whether made before or after the issue of such share warrant.
13.6 Subject to any conditions for the time being in force relating to share warrants and as otherwise expressly provided in these Articles, the bearer of a share warrant may at any time deposit the share warrant at the Office (or at such other place as the Board may from time to time appoint) and, so long as the share warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, of giving notice of intention to submit a resolution to a meeting and of attending and voting, giving a proxy and exercising the other privileges of a member at any meeting held after the expiration of 48 hours from the time of deposit, as if his name were inserted in the register of members as the holder of the shares included in the deposited share warrant. Not more than one person shall be recognised as a depositor of any share warrant. Every share warrant which shall have been
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so deposited as aforesaid shall remain so deposited until after the closing of the meeting at which the depositor desires to attend or to be represented.
13.7 Subject as otherwise expressly provided in these Articles or in any conditions for the time being in force relating to share warrants, no person shall, as bearer of a share warrant, be entitled to sign a requisition for calling a meeting of the Company or give notice of intention to submit a resolution to a meeting or attend or vote or give a proxy or exercise any other privilege of a member at a meeting of the Company, or be entitled to receive any notices or any documents pursuant to these Articles from the Company, but the bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he were named in the register of members as the holder of the shares included in the share warrant, and he shall be deemed to be a member of the Company.
13.8 Without prejudice to any powers which the Company or the Board may have to issue, dispose of, convert, or otherwise deal with or make arrangements in relation to, share warrants and other securities in any form:
(a) the holding of share warrants in uncertificated form and the transfer of title to such share warrants shall be permitted; and
(b) the Company may issue share warrants in uncertificated form and may convert share warrants from certificated form to uncertificated form and vice versa. If and to the extent that any provision of these Articles is inconsistent with such holding or transfer as is referred to in sub-paragraph (a) of this Article 13.8, it shall not apply to any share warrant in uncertificated form.
14. UNTRACED MEMBERS
14.1 The Company shall be entitled to sell any share held by a member, or any share to which a person is entitled by transmission, if:
(a) during the period of 12 years before the date of the publication of the advertisements referred to in paragraph (b) of this Article 14 (or, if published on different dates, the first date) (the relevant period) at least three dividends in respect of the share have been declared and all dividend warrants, cheques or other method of payment for amounts payable in respect of the share which have been sent and were payable in a manner authorised by these Articles have remained uncashed;
(b) the Company has, as soon as practicable after the expiration of the relevant period, inserted an advertisement in a leading national daily newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, giving notice of its intention to sell such share (and the said advertisements, if not published on the same day, shall have been published within 30 days of each other);
(c) during the relevant period and the further period of three months after the publication of the advertisements referred to in paragraph (b) of this Article 14 (or, if published on different dates, the later date) the Company has received no communication from, or on behalf of, such member or person concerned; and
(d) the Company has given notice to the UKLA of its intention to make such sale, if shares of the class concerned are listed on the Official List or dealt on the London Stock Exchange.
14.2 The Company shall also be entitled to sell any additional share issued during the relevant period of 12 years in right of any share to which Article 14.1 applies (or in right of any share
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so issued), if the criteria in Article 14.1 are satisfied in relation to the additional share (but as if the words “during the period of 12 years” were omitted from paragraph (a) and the words “, after the expiration of the relevant period,” were omitted from paragraph (b)).
14.3 To give effect to the sale of any share pursuant to Articles 14.1 to 14.4 inclusive the Company may:
(a) in the case of a share in certificated form, appoint any person to execute an instrument of transfer of the share, and the instrument shall be as effective as if it had been executed by the registered holder of, or person entitled by transmission to, the share; and
(b) in the case of a share in uncertificated form, in accordance with the Uncertificated Securities Rules, the Board may issue a written notification to the Operator requiring the conversion of the shares to certificated form.
14.4 An instrument of transfer executed by that person in accordance with Article 14.3(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 14.3(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The net proceeds of sale shall belong to the Company which shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale and the Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. No trust or duty to account shall arise in respect of the net proceeds and no interest shall be payable in respect of the proceeds of sale, which may be employed in the business of the Company or invested in such investments as the Board may think fit.
15. ALTERATION OF CAPITAL
15.1 Subject to the Companies Act and the provisions of these Articles, and without prejudice to any relevant special rights attached to any class of shares, the Company may from time to time:
(a) increase its share capital by allotting new shares;
(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;
(c) sub-divide its shares, or any of them, into shares of smaller amount than its existing shares;
(d) redeem and/ or cancel any of its shares;
(e) redenominate its share capital or any class of share capital; and
(f) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others, and where any difficulty arises in regard to any consolidation or division, the Directors may settle such difficulty as they see fit.
15.2 Whenever any fractions arise as a result of a consolidation or sub-division of shares, the Board may on behalf of the members deal with the fractions as it thinks fit. In particular,
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without limitation, the Board may sell shares, representing fractions to which any members would otherwise become entitled, to any person (including, subject to the provisions of the Companies Act, the Company) and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company. In the case of shares to be sold being held in certificated form, the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. In the case of shares to be sold in uncertificated form, the Board may, to enable the Company to deal with the share in accordance with the provisions of this Article 15.2, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the purchaser, including arranging for any such shares to be entered in the register as shares in certificated form where this makes it easier to sell them. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.
15.3 All shares created by an increase of the Company’s share capital (unless otherwise provided by the terms of allotment of the shares of that class), by consolidation, division or sub-division of its share capital or the conversion of stock into paid-up shares shall be subject to all the provisions of these Articles, including without limitation provisions relating to the payment of calls, lien, forfeiture, transfer and transmission.
15.4 The Company shall not consolidate, divide, sub-divide or redenominate any one or more Ordinary Shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) all of the Ordinary Shares, on an equal per share basis.
16. GENERAL MEETINGS
16.1 The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the Companies Act.
16.2 All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:
(a) the necessary quorum at any such meeting (or adjournment thereof) shall be members of that class who together represent at least the majority of the voting rights of all members of that class entitled to vote, present in person or by proxy, at the relevant meeting; and
(b) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.
For the purposes of this Article 16.2, where a person is present by proxy or proxies, he is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights with respect to any matter proposed at the meeting.
16.3 The Board may call general meetings whenever and at such times and places as it shall determine. On requisition of members pursuant to the provisions of the Companies Act, the Board shall promptly convene a general meeting in accordance with the requirements of the Companies Act. At a general meeting called by a requisition (or by requisitionists), no business may be transacted except that stated by the requisition or proposed by the Board.
16.4 A general meeting may also be called under this Article 16 if the Company has fewer than two directors and the director (if any) is unable or unwilling to appoint sufficient directors to make up a quorum or to call a general meeting to do so. In such case, two or more members
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may call a general meeting (or instruct the secretary to do so) for the purpose of appointing one or more directors.
17. NOTICE OF GENERAL MEETINGS
17.1 At least 21 clear days’ notice must be given to call an annual general meeting. Subject to the provisions of the Companies Act, at least 14 clear days’ notice must be given to call all other general meetings. A general meeting may be called by shorter notice if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95 per cent, in nominal value of the shares giving that right.
17.2 Subject to the provisions of the Companies Act and any relevant special rights or restrictions attached to any shares, notices shall be given to every member as of the record date for such meeting and to the Directors. The beneficial owners nominated to enjoy information rights under the Companies Act and the auditors of the Company are entitled to receive all notices of, and other communications relating to, any general meeting which any member is entitled to receive.
17.3 Subject to the provisions of the Companies Act, the notice shall specify the place (including without limitation any satellite meeting place arranged for the purposes of Article 18.9, which shall be identified as such in the notice), the date and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.
17.4 The notice of a general meeting must specify a time (which must not be more than 48 hours, excluding any part of a day that is not a working day, before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time specified in the notice will be disregarded in deciding the rights of any person to attend or vote.
17.5 Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.
17.6 The accidental omission to send notice of a meeting or resolution, or to send any notification where required by the Companies Act or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Act or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice, resolution or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting,
18. PROCEEDINGS AT GENERAL MEETINGS
18.1 No business shall be transacted at a meeting unless a quorum is present but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. If the Company has only one member entitled to attend and vote at the general meeting, one qualifying person present at the meeting and entitled to vote is a quorum. Except as otherwise provided by these Articles, a quorum is the members who together represent at least the majority of the voting rights of all the members entitled to vote, present in person or by proxy, at the relevant meeting.
18.2 If a quorum is not present within half an hour after the time appointed for holding the meeting (or such additional time as the chairman of the meeting decides to wait), or if during a
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meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned. The continuation of a general meeting adjourned under this Article 18.2 for lack of quorum shall take place either:
(a) on a day that is not less than 14 days but not more than 28 days after it was adjourned and at a time and/or place specified for the purpose in the notice calling the meeting; or
(b) where no such arrangements have been specified, on a day that is not less than 14 days but not more than 28 days after it was adjourned and at such time and/or place as the chairman of the meeting decides (or, in default, the directors decide).
In the case of a general meeting to take place in accordance with Article 18.2(b), the Company must give not less than seven clear days’ notice of any adjourned meeting and the notice must state the quorum requirement.
18.3 At an adjourned meeting the quorum is one qualifying person present and entitled to vote. If at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.
18.4 The chairman (if any) of the Board, or in his absence the deputy chairman of the Board, or in the absence of both of them some other Director nominated prior to the meeting by the Board, shall preside as chairman of the meeting. If none of the chairman, deputy chairman or such other Director (if any) is present within 15 minutes after the time appointed for holding the meeting or is not willing to act as chairman, the Directors present shall elect one of their number present and willing to act to be chairman of the meeting, and if there is only one Director present, he shall be chairman of the meeting.
18.5 If no Director is willing to act as chairman or if no Director is present within 15 minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose a member present in person or a proxy of a member or a person authorised to act as a representative of a corporation in relation to the meeting to be chairman of the meeting.
18.6 The Board or the chairman of the meeting may make any arrangement and impose any restriction they consider appropriate to ensure the security of a general meeting, including to direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate under the circumstances. The Directors or the chairman of the meeting may in their or his absolute discretion refuse entry to. or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements or restrictions.
18.7 The Board or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.
18.8 Directors may attend and speak at general meetings and at any separate meeting of the holders of any class of shares, whether or not they are members. The chairman of the meeting may permit other persons who are not members of the Company or otherwise entitled to exercise the rights of members in relation to general meetings to attend and, at the chairman of the meeting’s discretion, speak at a general meeting or at any separate class meeting.
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18.9 In the case of any general meeting, the Board may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the principal place), make arrangements for simultaneous attendance and participation at satellite meeting places, or by way of any other electronic means, allowing persons not present together at the same place to attend, speak and vote at the meeting. The arrangements for simultaneous attendance and participation at satellite meeting places, or other places at which persons are participating via electronic means may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues. The members or proxies at the satellite meeting places, or other places at which persons are participating via electronic means, shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places, or other places at which persons are participating via electronic means, are able to:
(a) participate in the business for which the meeting has been convened;
(b) see and hear all persons who speak (whether through the use of microphones, loud speakers, audio-visual communication equipment or otherwise) in the principal place and any other such place; and
(c) be heard and seen by all other persons so present in the same way.
18.10 The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal place. If it appears to the chairman of the meeting that the facilities at the principal place or any satellite meeting place, have become inadequate for the purposes set out in Article 18.9, then the chairman of the meeting may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of Article 18.15 shall apply to that adjournment.
18.11 The Board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.
18.12 The Board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 18.12 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 18.9. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.
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18.13 If, after the sending of the notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 18.9 applies) and/or time, it may change the place (or any of the declared places, in the case of a meeting to which Article 18.8 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the Board may then change the place (or any of the declared places, in the case of a meeting to which Article 18.8 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:
(a) no new notice of the meeting need be sent, but the Board shall, if practicable, advertise the date, time and place of the meeting by public announcement and in two newspapers with national circulation in the United Kingdom and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and
(b) a proxy appointment in relation to the meeting may, if by means of a document in hard copy form, be delivered to the Office or such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 22.7(a) or, if in electronic form, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 22.7(b).
18.14 For the purposes of Articles 18.9, 18.10, 18.11, 18.12 and 18.13, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Act or these Articles to be made available at the meeting.
18.15 Without prejudice to any other power of adjournment he may have under these Articles or at common law:
(a) the chairman of the meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place or for an indefinite period; and
(b) the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman of the meeting may decide, if the chairman of the meeting considers that:
(i) there is not enough room for the number of members and proxies who wish to attend the meeting;
(ii) the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting;
(iii) an adjournment is necessary to protect the safety of any person attending the meeting; or
(iv) an adjournment is necessary to give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or
(v) an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.
18.16 Save in accordance with Article 18.2 an adjournment may, subject to the provisions of the Companies Act, be for such time and to such other place (or, in the case of a meeting held at a
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principal place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Articles 22.2, 22.3 and 22.7 or by means of a document in hard copy form which, if delivered at the meeting which is adjourned to the chairman or the secretary or any Director, shall be valid even though it is given at less notice than would otherwise be required by Article 22.7(a). Subject to the provisions of the Companies Act, it shall not be necessary to give notice of an adjourned meeting, except that when a meeting is adjourned for 28 days or more, or for an indefinite period, at least seven clear days’ notice shall be given specifying the time and place (or places, in the case of a meeting to which Article 18.9 applies) of the adjourned meeting and the general nature of the business to be transacted. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. A resolution put to the vote of a general meeting must be decided on a poll.
18.17 Subject to Article 18.18, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and a place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
18.18 A poll on the election of a chairman or on a question of adjournment shall be taken immediately. A poll on any other question shall be taken at either the meeting or such time and place as the chairman directs not being more than 30 days after the meeting.
19. AMENDMENTS TO RESOLUTIONS
19.1 A special resolution to be proposed at a general meeting may be amended by ordinary resolution if:
(a) the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and
(b) the amendment does not go beyond what is necessary to correct a clear error in the resolution.
19.2 An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:
(a) written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered in hard copy to the Company at the Office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in electronic form at such address (if any) for the time being specified by or on behalf of the Company for that purpose, at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed (which, if the Board so specifies, shall be calculated taking no account of any part of a day that is not a working day) and the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the substance of the resolution; or
(b) the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.
19.3 With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under
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consideration is ruled out of order by the chairman of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling.
20. PROPOSED MEMBER RESOLUTIONS
20.1 Where a member or members, in accordance with the provisions of the Companies Act, request the Company to (i) call a general meeting for the purposes of bringing a resolution before the meeting, or (ii) give notice of a resolution to be proposed at a general meeting, such request must, in each case and in addition to the requirements of the Companies Act, contain the following (and, to the extent that the request relates to the nomination of a director, the content requirements of Article 24.3(b) also apply):
(a) to the extent that the request relates to the nomination of a director, as to each person whom the member(s) propose(s) to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected (or re-elected);
(b) to the extent that that request relates to any business other than the nomination of a Director that the member(s) propose(s) to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such member(s) and any Member Associated Person, individually or in the aggregate, including any anticipated benefit to the member(s) or the Member Associated Person therefrom; and
(c) as to the member(s) giving the notice and the Member Associated Person, if any, on whose behalf the nomination or proposal is made:
(i) the name and address of such member(s), as they appear on the Company’s books, and of such Member Associated Persons, if any;
(ii) the class and number of shares of the Company which are owned beneficially and of record by such member(s) and such Member Associated Persons, if any;
(iii) a description of all agreements, arrangements and understandings between such member and such Member Associated Persons, if any, each proposed nominee and any other person or persons (including their names) in connection with the nomination of a Director or the proposal of any other business by such member(s) or such Member Associated Person, if any;
(iv) any other information relating to such member or such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies pursuant to Section 14 of the Exchange Act; and
(v) to the extent known by the member(s) giving the notice, the name and address of any other member supporting the nominee for election or re-election as a Director or the proposal of other business on the date of such request.
For the purposes of this Article 20.1, a Member Associated Person of any member shall mean:
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(A) any person controlling, directly or indirectly, or acting in concert with, such member;
(B) any beneficial owner of shares in the capital of the Company owned of record or beneficially by such member; and
(C) any person controlling, controlled by or under common control with such Member Associated Person.
20.2 If a request made in accordance with Article 20.1 does not include the information specified in that Article, or if a request made in accordance with Article 20.1 is not received in the time and manner required by Article 20.3, in respect of such shares which the relevant member(s) hold (the member default shares) the relevant member(s) shall not be entitled to vote, either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares (or at an adjournment of any such meeting), the member default shares with respect to the matters detailed in the request made in accordance with Article 20.1.
20.3 Without prejudice to the rights of any member under the Companies Act, a member who makes a request to which Article 20.1 relates, must deliver any such request in writing to the secretary at the Office not earlier than the close of business on the one hundred and twentieth (120) calendar day nor later than the close of business on the ninetieth (90) calendar day prior to the date of the first anniversary of the preceding year’s annual general meeting provided, however, that in the event that the date of an annual general meeting is more than thirty (30) calendar days before or more than sixty (60) calendar days after the date of the first anniversary of the preceding year’s annual general meeting, notice by the member must be so delivered in writing not earlier than the close of business on the one hundred and twentieth (120) calendar day prior to such annual general meeting and not later than the close of business on the later of (i) the ninetieth (90) calendar day prior to such annual general meeting and (ii) the 10 calendar day after the day on which public announcement of the date of such annual general meeting is first made by the Company. In no event shall any adjournment or postponement of an annual general meeting or the public announcement thereof commence a new time period for the giving of a member’s notice as described in this Article 20.3.
Notwithstanding anything in the foregoing provisions of this Article 20.3 to the contrary, in the event that the number of Directors to be elected to the Board is increased and there is no public announcement, naming all of the nominees for Director or specifying the size of the increased Board, made by the Company at least one hundred (100) calendar days prior to the date of the first anniversary of the preceding year’s annual general meeting or, a member’s notice required by this Article 20.3 shall also be considered as validly delivered in accordance with this this Article 20.3, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the Office not later than 5.00 pm, local time, on the tenth (10) calendar day after the day on which such public announcement is first made by the Company.
Notwithstanding the provisions of Articles 20.1 or 20.2 or the foregoing provisions of this Article 20.3, a member shall also comply with all applicable requirements of the Companies Act and of the Exchange Act with respect to the matters set forth in Articles 20.1 or 20.2 or in this Article 20.3. Nothing in Article 20.1 or 20.2 or in this Article 20.3 shall be deemed to affect any rights of members to request inclusion of proposals in, nor the right of the Company to omit proposals from, the Company’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act, subject in each case to compliance with the Exchange Act.
21. VOTES OF MEMBERS
21.1 A resolution put to the vote of a general meeting must be taken on a poll.
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21.2 Subject to any relevant special rights or restrictions attached to any shares (including, for the avoidance of doubt, such rights and restrictions set out in Article 4.1 above), on a poll taken at a meeting, every qualifying member present and entitled to vote on the resolution has one vote in respect of each Ordinary Share.
21.3 In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.
21.4 A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote by any person authorised in that behalf by that court or official and such person may vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming the right to vote shall be delivered to the Office, or such other place as is specified in accordance with these Articles for the delivery or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised (provided that the Company may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a working day). Failure to satisfy the requirements of this Article 21.4 shall cause the right to vote not to be exercisable.
21.5 In the case of an equality of votes, the chairman of the meeting shall not be entitled to a casting vote.
21.6 No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.
21.7 If at any time the Board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 793 of the Companies Act (a section 793 notice) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Board may, in its absolute discretion at any time by notice (a direction notice) to such member direct that:
(a) in respect of the shares in relation to which the default occurred (the default shares, which expression includes any shares issued after the date of the section 793 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and
(b) where the default shares represent at least 0.25 per cent, in nominal value of the issued shares of their class (calculated exclusive of any shares held in treasury), in respect of the default shares:
(i) no payment shall be made by way of dividend and no share shall be allotted or distributed pursuant to Articles 39.1, 40.1, and 40.2; and
(ii) no transfer of any default share shall be registered unless:
(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the Board may in its absolute discretion require to the effect that after due
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and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or
(B) the transfer is an approved transfer.
For the purposes of ensuring this Article 21.7(b)(ii) can apply to all shares held by the member, the Company may in accordance with the Uncertificated Securities Rules, issue a written notification to the Operator requiring conversion into certificated form of any share held by the member in uncertificated form.
21.8 The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.
21.9 Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:
(a) a notice of an approved transfer, but only in relation to the shares transferred; or
(b) all the information required by the relevant section 793 notice, in a form satisfactory to the Board.
21.10 The Board may at any time send a notice cancelling a direction notice.
21.11 The Company may exercise any of its powers under Article 4.9 in respect of any default share that is held in uncertificated form.
21.12 For the purposes of this Article 21.12 and Articles 21.7, 21.8, 21.9, 21.10 and 21.11:
(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 793 of the Companies Act which either:
(i) names such person as being so interested; or
(ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 793 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;
(b) the prescribed period is 14 days from the date of service of the section 793 notice; and
(c) a transfer of shares is an approved transfer if:
(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 974 of the Companies Act);
(ii) the Board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or
(iii) the transfer results from a sale made through a recognised investment exchange as defined in the FSMA or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded.
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21.13 Nothing contained in Article 21.7, 21.8, 21.9, 21.10 and 21.11 limits the power of the Company under section 794 of the Companies Act.
21.14 Any objection to the qualification of any person voting at a general meeting or on a poll or to the counting of, or failure to count, any vote, must be made at the meeting or adjourned meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive. If a vote is not disallowed by the chairman of the meeting it is valid for all purposes.
21.15 The Company shall not be bound to enquire whether any proxy or corporate representative votes in accordance with the instructions given to him by the member he represents and if a proxy or corporate representative does not vote in accordance with the instructions of the member he represents the vote or votes cast shall nevertheless be valid for all purposes.
21.16 If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.
22. PROXIES AND CORPORATE REPRESENTATIVES
22.1 A member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company in respect of the shares to which the proxy appointment relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates. A proxy need not be a member.
22.2 The appointment of a proxy shall be:
(a) in the case of a proxy relating to shares in the capital of the Company held in the name of a Depositary, in a form or manner of communication approved by the Board, which may include, without limitation, a voter instruction form to be provided to the Company by certain third parties on behalf of the Depositary. Subject thereto, the appointment of a proxy may be:
(i) in hard copy form; or
(ii) in electronic form, to the electronic address provided by the Company for this purpose; or
(b) in the case of a proxy relating to the shares to which Article 22.2(a) does not apply:
(i) in any usual form or in any other form or manner of communication which the Board may approve. Subject thereto, the appointment of a proxy may be:
(A) in hard copy form; or
(B) in electronic form, to the electronic address provided by the Company for this purpose;
22.3 The appointment of a proxy, whether made in hard copy form or in electronic form, shall be executed by or on behalf of the appointor in such manner as the Directors may approve, which in the case of a corporation may be either under its common seal or under the hand of a duly
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authorised officer or other person duly authorised for that purpose or in any other manner authorised by its constitution.
22.4 Without limiting these Articles, the Board may in relation to uncertificated shares:
(a) approve the appointment of a proxy by means of an electronic communication in the form of an “uncertificated proxy instruction” (a properly authorised dematerialised instruction and/or other instruction or notification, which is sent by means of the relevant system and received by such participant in that system acting on behalf of the Company as the Board may prescribe, in such form and subject to such terms and conditions as the Board may prescribe (subject always to the facilities and requirements of the relevant system));
(b) approve supplements to, or amendments or revocations of, any such uncertificated proxy instruction by the same means; and
(c) prescribe the method of determining the time at which any such uncertificated proxy instruction is to be treated as received by the Company or such participant and may treat any such uncertificated proxy instruction which purports to be or is expressed to be sent on behalf of the holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.
The term “properly authenticated dematerialised instruction” shall have the meaning given in the Uncertificated Securities Rules.
22.5 The Board may, if it thinks fit, but subject to the provisions of the Companies Act, at the Company’s expense (with or without provision for their return prepaid) send hard copy forms of proxy for use at the meeting, or at any separate meeting of the holders of any class of shares, and issue invitations in electronic form to appoint a proxy in relation to the meeting in such form as may be approved by the Board. If, for the purpose of any meeting appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission or the failure due to circumstances beyond the Company’s control, to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote, at a meeting shall not invalidate the proceedings at that meeting.
22.6 The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that member. References in these Articles to an appointment of proxy include references to an appointment of multiple proxies.
22.7 Without prejudice to Article 18.13(b) or the second sentence of Article 19.16, the appointment of a proxy shall:
(a) if in hard copy form, be delivered by hand or by post to the Office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:
(i) in the notice convening the meeting; or
(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,
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by the time specified by the Board (as the Board may determine, in compliance with the provisions of the Companies Act) in any such notice or form of proxy; and
(b) if in electronic form, be received at the electronic address to which the appointment of a proxy may be sent by electronic means pursuant to a provision of the Companies Act or to any other address specified by or on behalf of the Company for the purpose of receiving the appointment of a proxy in electronic form:
(i) in the notice convening the meeting;
(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting;
(iii) in any invitation to appoint a proxy issued by the Company in relation to the meeting; or
(iv) on a website that is maintained by or on behalf of the Company and identifies the Company, by the time specified by the Board (as the Board may determine, in compliance with the provisions of the Companies Act) in any such method of notification.
The Board may specify, when determining the dates by which proxies are to be lodged, that no account need be taken of any part of a day that is not a working day.
22.8 Subject to the provisions of the Companies Act, where the appointment of a proxy is expressed to have been or purports to have been sent or supplied by a person on behalf of a holder:
(a) the Company may treat the appointment as sufficient evidence of that person’s authority to execute the appointment of proxy on behalf of that member; and
(b) the holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of reasonable evidence of the authority under which the appointment of proxy has been made, sent or supplied (which may include, without limitation, a copy of such authority certified notarially or in some other way approved by the Board), to such address and by such time as may be specified in in the request and, if the request is not complied with in any respect, the appointment of proxy may be treated as invalid.
22.9 Subject to Article 22.8, a proxy appointment which is not delivered or received in accordance with Article 22.7 shall be invalid. Where two or more valid appointments of proxy are delivered or received in respect of the same share in relation to the same meeting, the one which was last delivered or received shall, unless otherwise specified in the notice convening the meeting, be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which is last delivered or received, or if the Company determines that it has insufficient evidence to decide whether or not a proxy appointment is in respect of the same share, it shall be entitled determine which proxy appointment (if any) is to be treated as valid. Subject to the Companies Act, the Company may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.
22.10 The Company shall not be required to check that a proxy or corporate representative votes in accordance with any instructions given by the member by whom he is appointed. Any failure to vote as instructed shall not invalidate the proceedings on the resolution.
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22.11 Any corporation which is a member of the Company (the grantor) may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares. A Director, the secretary or other person authorised for the purpose by the secretary may require all or any of such persons to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. Such person is entitled to exercise (on behalf of the grantor) the same powers as the grantor could exercise if it were an individual member of the Company. Where a grantor authorises more than one person and more than one authorised person purports to exercise a power in respect of the same shares:
(a) if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and
(b) if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.
22.12 The termination of the authority of a person to act as a proxy or duly authorised representative of a corporation does not affect:
(a) whether he counts in deciding whether there is a quorum at a meeting;
(b) the validity of anything he does as chairman of a meeting;
(c) the validity of a poll demanded by him at a meeting; or
(d) the validity of a vote given by that person,
unless notice of the termination was either delivered or received as mentioned in the following sentence at least 24 hours before the start of the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of termination shall be either by means of a document in hard copy form delivered to the Office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 22.7(a) or in electronic form received at the address specified by or on behalf of the Company in accordance with Article 22.7(b), regardless of whether any relevant proxy appointment was effected in hard copy form or in electronic form.
22.13 A proxy given in the form of a power of attorney or similar authorisation granting power to a person to vote on behalf of a member at forthcoming meetings in general shall not be treated as valid for a period of more than three years, unless a contrary intention is stated in it.
23. NUMBER AND CLASSIFICATION OF DIRECTORS
23.1 Unless otherwise decided by the Board (where, for the period beginning on the date of the unconditional adoption of these Articles and ending at the first annual meeting of members of the Company following the completion of the Company’s second full fiscal year, such decision must be taken unanimously), the number of directors shall be 9. The composition of the Board (and, if applicable, each director) will satisfy the requirements of applicable law and any securities exchange on which the Company’s securities are listed. Each director shall be able to understand and speak English sufficiently to be able to participate fully in all meetings of the Board.
23.2 The continuing directors or sole continuing director may act notwithstanding any vacancies in their number, but, if there is only one continuing director, the continuing director may act
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only for the purpose of filling vacancies or of calling a general meeting, but not for any other purpose.
23.3 The directors in office immediately following the unconditional adoption of these Articles shall be appointed for a term that will expire at the first annual meeting of members of the Company following the completion of the Company’s second full fiscal year.
24. APPOINTMENT OF DIRECTORS
24.1 Subject to the Articles, any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director:
(a) by ordinary resolution;
(b) at a general meeting called under article 16.4;
(c) by a decision of the directors.
24.2 Subject to the Companies Act, the directors may enter into an agreement or arrangement with any director for the provision of any services outside the scope of the ordinary duties of a director. Any such agreement or arrangement may be made on such terms and conditions as (subject to the Act) the directors think fit and (without prejudice to any other provision of the articles) they may remunerate any such director for such services as they think fit.
24.3 No person shall be appointed a Director at any annual general meeting unless:
(a) he is nominated by the Board; or
(b) notice in respect of that person is given by a member qualified to vote at the meeting (other than the person to be proposed) has been received by the Company in accordance with Article 20.1 and Article 20.3 or section 338 of the Companies Act of the intention to nominate that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company’s register of directors, together with notice by that person of his willingness to be appointed.
24.4 The directors may require that any notice of a proposed director by a member include additional disclosure regarding such proposed director, including such person’s interest in the Company.
24.5 Except as otherwise authorised by the Companies Act, a motion for the appointment of two or more persons as Directors by a single resolution shall not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.
24.6 In the event that at a general meeting it is proposed to vote upon a number of the resolutions for the appointment of a person as a Director (each a Director Resolution) that exceeds the total number of Directors that are to be appointed to the Board at that meeting (the Board Number), the persons that shall be appointed Directors shall first be the person who receives the greatest number of “for” votes (whether or not a majority of those votes cast in respect of that Director Resolution), and then shall second be the person who receives the second greatest number of “for” votes (whether or not a majority of those votes cast in respect of that Director Resolution), and so on, until the number of Directors so appointed equals the Board Number.
24.7 Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act as a Director, and is permitted by law to do so, to be a Director,
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either to fill a vacancy or as an additional Director. Any Director elected in accordance with this Article 24.7 shall hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal in accordance with Article 30.1.
24.8 The Board may appoint a person who is willing to act as a Director and is permitted by law to do so, either to fill a vacancy or as an additional Director. Any Director elected in accordance with this Article 24.8 shall hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal in accordance with Article 30.1.
24.9 A Director shall not be required to hold any shares in the capital of the Company by way of qualification.
24.10 All acts done by:
(a) a meeting of the directors;
(b) a meeting of a committee of the directors;
(c) written resolution of the directors; or
(d) a person acting as a director, or a committee,
shall be valid notwithstanding that it is discovered afterwards that there was a defect in the appointment of a person or persons acting or that any of them were disqualified from holding office, had ceased to hold office or were not entitled to vote on the matter in question.
25. DIRECTORS’ FEES AND EXPENSES
25.1 Unless otherwise determined by the Company by ordinary resolution, there shall be paid to the Directors (other than alternate Directors and Directors employed by the company in an executive capacity) such fees for their services in the office of Director as the Directors may from time to time determine (or as the Company may decide by ordinary resolution). The total fees will be divided among the directors in the proportions that the Directors decide. If no decision is made, the total fees will be divided equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any Director pursuant to any other provision of these Articles.
25.2 Subject to the Companies Act and the Articles, Directors’ fees may be payable in any form and, in particular, the Directors may arrange for part of a fee payable under this Article 25 to be provided in the form of fully paid shares of the Company. The amount of the fee payable in this way is at the Directors’ discretion. The amount of the fee will be applied to purchase or subscribe for shares on behalf of the Director.
25.3 Unless the Directors decide otherwise, a Director is not accountable to the Company for any remuneration which he receives as a director or other officer or employee of the Company’s subsidiary undertakings or of any other body corporate in which the Company is interested.
25.4 The Directors may also be paid all reasonable travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Directors, or of committees of the Board, or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in connection with the discharge of their duties as Directors.
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25.5 Subject to the Act, the Directors may make arrangements to provide a director with funds to meet expenditure incurred (or to be incurred) by him for the purposes of the Company; or enabling him to properly perform his duties as an officer of the Company; or enabling him to avoid incurring any such expenditure.
25.6 Any Director who holds any executive office or who serves on any committee of the Board or who performs services which the Board considers go beyond the ordinary duties of a Director may be paid such special remuneration (whether by way of bonus, commission, participation in profits or otherwise) as the Board may determine.
26. [RESERVED]
27. POWERS OF THE BOARD
27.1 Subject to the provisions of the Companies Act, these Articles and to any directions given by special resolution to take or refrain from taking, specified action, the business of the Company shall be managed by the Board who may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of these Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by Articles 27.1 to 27.3 inclusive shall not be limited by any special power given to the Board by these Articles, and a meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board.
27.2 The Board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them as directors of such body corporate, or voting or providing for the payment of remuneration or the provision of indemnification to the directors of such body corporate).
27.3 The Board may decide to make provision for the benefit of persons employed or formerly employed by the Company or any of its Subsidiaries (other than a Director or former Director or shadow Director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that Subsidiary.
27.4 The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the Companies Act, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.
28. COMPLIANCE WITH NASDAQ RULES
28.1 For as long as the Ordinary Shares are listed on the NASDAQ, the Company shall comply with all NASDAQ corporate governance standards set forth in Section 3 of the NASDAQ Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Company is a foreign private issuer.
29. DELEGATION OF DIRECTORS’ POWERS
29.1 Subject to the provisions of these Articles, the Directors may delegate any of the powers which are conferred on them under these Articles:
(a) to a committee consisting of one or more Directors and (if thought fit) one or more other persons, to such an extent and on such terms and conditions as the Board thinks fit; or
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(b) to such person by such means (including by power of attorney), to such an extent, and on such terms and conditions, as they think fit including delegation to any Director holding any executive office such of its powers as the Board considers desirable to be exercised by him.
Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more Directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the Board may specify, and may be revoked or altered.
29.2 The power to delegate under Article 29.1 includes the power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any Director.
29.3 The Board may appoint any person to any office or employment having a designation or title including the word “director” or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that the holder is a Director, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a Director for any of the purposes of these Articles.
Committees
29.4 Subject to Article 29.5, the proceedings of any committee appointed under paragraph (a) of Article 29.1 with two or more members shall be governed by such of these Articles as regulate the proceedings of Directors so far as they are capable of applying, and the quorum at a meeting of any such committee shall be two.
29.5 The Directors may make rules regulating the proceedings of such committees. For as long as the Ordinary Shares are listed on the NASDAQ, all committees shall comply with the applicable rules of the NASDAQ applicable to non-controlled domestic US issuers. The directors may otherwise make rules of procedure for all or any committees, which prevail over rules derived from the Articles.
30. DISQUALIFICATION AND REMOVAL OF DIRECTORS
30.1 A person ceases to be a Director if:
(a) the period expires, if he has been appointed for a fixed period;
(b) he ceases to be a Director by virtue of any provision of the Companies Act (including, without limitation, section 168 of the Companies Act) or he becomes prohibited by law from being a Director;
(c) he is deemed unfit or has otherwise been requested to be removed from office by any regulatory authority in any applicable jurisdiction;
(d) he becomes bankrupt or makes any arrangement or composition with his creditors generally;
(e) a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a Director and may remain so for more than three months;
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(f) by reason of his mental health a court makes an order which wholly or partly prevents him from personally exercising any powers or rights he would otherwise have;
(g) he resigns his office by notice in writing to the Company and such resignation has taken effect in accordance with its terms;
(h) in the case of a Director who holds any executive office, his appointment as such is terminated or expires and the Board resolves that he should cease to be a Director;
(i) he is absent for more than six consecutive months without permission of the Board from meetings of the Board held during that period and the Board resolves that he should cease to be a Director; or
(j) he dies.
30.2 A unanimous resolution of the directors (excluding the director the subject of this Article) declaring a director to have ceased to be a director under the terms of this Article is conclusive as to the fact and grounds of cessation stated in the resolution.
30.3 If a director ceases to be a director for any reason, he shall cease to be a member of any committee of the directors.
31. EXECUTIVE DIRECTORS
31.1 Subject to the provisions of the Companies Act, the Directors may appoint one or more of their number to the office of chief executive or to any other executive office of the Company (including, without limitation, to hold the office of president and/or treasurer but excluding that of auditor) and any such appointment may be made for such terms, at such remuneration and on such other conditions as the Directors think fit. The Company may enter into an agreement or arrangement with any such Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director. The Board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.
31.2 Any appointment of a Director to an executive office shall terminate if he ceases to be a Director but without prejudice to any rights or claims which he may have against the Company by reason of that cessation. A Director appointed to an executive office shall not cease to be a Director merely because his appointment to such executive office terminates.
31.3 The emoluments of any Directors holding executive office for his services shall be determined by the Board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.
32. DIRECTORS’ INTERESTS
32.1 For the purposes of these Articles (i) a conflict of interest includes (x) a conflict of interest and duty and (y) a conflict of duties and (ii) interest includes both direct and indirect interests.
32.2 A director shall be authorised for the purposes of section 175 of the Act to act or continue to act as a director of the Company notwithstanding that at the time of his appointment or
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subsequently he also holds office as a director of, or holds any other office, employment or engagement with, any other member of the Group.
32.3 For the purposes of section 175 of the Companies Act, the Board may (subject to such terms and conditions, if any, as the Board may think fit to impose from time to time, and always subject to the Board’s right to vary or terminate such authorisation) authorise, to the fullest extent permitted by law:
(a) any matter proposed to it in accordance with these Articles which would, if not so authorised, involve a breach of duty by a Director under that section, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company or which may reasonably be regarded as likely to give rise to a conflict of interest; and
(b) a Director to accept or continue in any office, employment or position in addition to his office as a Director and, without prejudice to the generality of Article 32.3(a), may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that any such authorisation will be effective only if:
(i) any requirement as to quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director; and
(ii) the matter was agreed to without such Director voting or would have been agreed to if such Director’s votes had not been counted.
The Board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted. The Board may vary or terminate any such authorisation at any time.
32.4 Subject to the provisions of the Companies Act, and provided that he has disclosed to the Board the nature and extent of any material interest of his (unless the circumstances referred to in section 177(5) or section 177(6) of the Companies Act apply, in which case no disclosure is required), a Director notwithstanding his office:
(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;
(b) may (or any firm of which he is a member may) act in a professional capacity for the Company (otherwise than as auditor) or any other body in which the Company is otherwise interested and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; and
(c) may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any undertaking:
(i) in which the Company is (directly or indirectly) interested as shareholder, member, partner or otherwise; or
(ii) with which he has such a relationship at the request or direction of the Company.
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32.5 A Director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any undertaking:
(a) the acceptance, entry into or existence of which has been authorised by the Board pursuant to Article 32.2 (subject, in any case, to any limits or conditions to which such authorisation was subject); or
(b) which he is permitted to hold or enter into by virtue of paragraphs (a), (b) or (c) of Article 32.4, nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Companies Act;
32.6 Any disclosure required by Article 32.4 may be made at a meeting of the Board, by notice in writing or by general notice or otherwise in accordance with section 177 of the Companies Act.
32.7 A Director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a Director and in respect of which he owes a duty of confidentiality to another person. However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, this Article 32.7 applies only if the existence of that relationship has been authorised by the Board pursuant to Article 32.2. In particular, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act because he fails:
(a) to disclose any such information to the Board or to any Director or other officer or employees of the Company; and/or
(b) to use or apply any such information in performing his duties as a Director.
32.8 Where the existence of a Director’s relationship with another person or undertaking has been authorised by the Board pursuant to Article 32.2 and his relationship with that person or undertaking gives rise to a conflict of interest or possible conflict of interest, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act because he:
(a) absents himself from meetings of the Board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or
(b) makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser, for so long as he reasonably believes such conflict of interest or possible conflict of interest subsists, provided that provided that if a majority of the Independent Directors of the Company so determine (excluding any Independent Director who is conflicted in respect of the particular matter), such conflicted director may be permitted to participate in the relevant meeting (or part thereof), and to receive documents and information relating to the matter, but not to vote (save to the extent that such participation or access to such documents and information would constitute a breach of applicable competition law or regulation.
32.9 The provisions of Articles 32.7 and 32.8 are without prejudice to any equitable principle or rule of law which may excuse the Director from:
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(a) disclosing information, in circumstances where disclosure would otherwise be required under these Articles; or
(b) attending meetings or discussions or receiving documents and information as referred to in Article 32.8, in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles.
32.10 For the purposes of Article 32.4:
(a) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified;
(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his; and
(c) a Director shall be deemed to have disclosed the nature and extent of an interest which consists of him being a Director, officer or employee of any undertaking in which the Company is interested.
33. PROCEEDINGS OF DIRECTORS
33.1 Subject to the provisions of these Articles, the Board may regulate their proceedings as they think fit.
33.2 A Director may, and the secretary at the request of a Director shall, call a meeting of the Board or a committee of the Board by giving notice to each Director. A notice of a meeting of the Board shall be deemed to be properly given to a Director if given to him personally or by word of mouth, or sent in hard copy to him at his last known address or any other address (if any) as may for the time being be specified by him or on his behalf to the Company for this purpose or sent in electronic form to such address (if any) for the time being specified by him or on his behalf to the Company for this purpose. Any Director may waive the requirement for notice of a meeting and any such waiver may be retrospective. Any notice pursuant to this Article 33.2 need not be in writing if the Board so determines and any such determination may be retrospective.
33.3 Questions arising at a meeting shall be decided by a majority of votes of the Directors present at such meeting who are entitled to vote on such question. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote, and an alternate Director who is appointed by two or more Directors shall be entitled to a separate vote on behalf of each of his appointors in the appointors’ absence.
33.4 No business shall be transacted at any meeting of the Board unless a quorum is present. The quorum at a meeting of the Board shall be a majority of the Directors then in office. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no Director objects. A Director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote (or when his vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. An alternate Director, who is not himself a Director shall, if his appointor is not present but is entitled to be counted in the quorum, be counted in the quorum.
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33.5 The Directors may at any time elect from their number, and remove, a chairman of the Board and a deputy chairman. Unless he is unwilling to do so, the Director appointed as chairman, or in his stead the Director appointed as deputy chairman, shall preside at all meetings of the Board at which he is present. If there is no Director holding either office, or if neither the chairman nor the deputy chairman is present within five minutes after the time appointed for the meeting, or if the chairman or deputy chairman is not willing to preside, the Directors present may choose one of their number to be chairman of the meeting.
33.6 All acts done by a meeting of the Board, or of a committee of the Board, or by a person acting as a Director, shall, notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any Director, any member of the committee or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, or that the meeting was not quorate (provided that the Directors present at the inquorate meeting believed, in good faith, that the meeting was quorate and made all such enquiries as were reasonable in the circumstances to establish that the meeting was quorate), be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote and that the meeting was quorate.
33.7 A resolution in writing agreed to by all the Directors entitled to receive notice of a meeting of the Board or of a committee of the Board and who would be entitled to vote (and whose vote would have been counted) on the resolution at a meeting of the Board or of a committee of the Board shall (if that number is sufficient to constitute a quorum) be as valid and effectual as if it had been passed at a meeting of the Board or (as the case may be) of that committee, duly convened and held. A resolution in writing is adopted when the Company receives from all such Directors a document indicating their agreement to the proposed resolution either by being signed or otherwise authenticated in the manner permitted by the Companies Act for a document in the relevant form, sent in either hard copy or electronic form (including facsimile transmission) to such address (if any) for the time being specified by the Company for that purpose. A resolution agreed to by an alternate Director need not also be agreed to by his appointor and, if it is agreed to by a Director who has appointed an alternate Director, it need not also be agreed to by the alternate Director in that capacity.
33.8 Without prejudice to Article 33.1, a meeting of the Board or of a committee of the Board may consist of a conference between Directors who are not all in one place, but each of whom is able (whether directly or by conference telephone or by any other form of communication equipment) to hear each of the other participating Directors, and to speak to and be heard by each of the others simultaneously. A Director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote and be counted in the quorum accordingly and the word “meeting” in these Articles shall be construed accordingly. Such meeting shall be deemed to take place where it is convened to be held or (if no Director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is located.
33.9 Except as otherwise provided by these Articles, a Director shall not vote at a meeting of the Board or a committee of the Board on any resolution concerning a matter in which he has, directly or indirectly, an interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company) which can reasonably be regarded as likely to give rise to a conflict with the interests of the Company, unless his interest arises only because the resolution falls within one or more of the following matters:
(a) the giving of a guarantee, security or indemnity in respect of money lent to, or an obligation incurred by him at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;
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(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;
(c) the giving to him of any other indemnity which is on substantially the same terms as indemnities given or to be given to all of the other directors and/or to the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors have been given or are to be given substantially the same arrangements;
(d) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription, purchase or exchange, in which offer he is or may be entitled to participate as holder of securities or in the underwriting or sub-underwriting of which he is to participate;
(e) a contract, arrangement, transaction or proposal concerning any other undertaking in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, member, partner, creditor or otherwise if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 820 to 825 of the Companies Act) representing one per cent. or more of either any class of the equity share capital of such undertaking (or any other undertaking through which his interest is derived) or of the voting rights available to shareholders, members, partners or equivalent of the relevant undertaking (or any interest being deemed for the purpose of this Article 33.9 to be likely to give rise to a conflict with the interests of the Company in all circumstances);
(f) a contract, arrangement, transaction or proposal for the benefit of employees and directors and/or former employees and directors of the Company or any of its subsidiary undertakings and/or members of their families (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on such persons, including but without being limited to a retirement benefits scheme and an employees’ share scheme, which does not accord to any director any privilege or advantage not generally accorded to the employees and/or former employees to whom such arrangement relates; and
(g) a contract, arrangement, transaction or proposal concerning any insurance against any liability which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors.
33.10 The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a Director from voting at a meeting of the Directors or of a committee of the Directors or ratify any transaction not duly authorised by reason of contravention of any such provision The Board may suspend or relax to any extent, in respect of any particular matter, any provision of these Articles prohibiting a Director from voting at a meeting of the Directors or of a committee of the Directors.
33.11 Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any undertaking in which the Company is interested, the proposals may be divided and considered in relation to each Director separately In such cases each of the Directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.
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33.12 If a question arises at a meeting of the Directors, or a meeting of a committee of the Directors, as to the right of a Director to vote, the question may, before the conclusion of the meeting, be decided by a resolution of a majority of Directors present at the meeting (other than the Director concerned and any other Director having a like interest as such Director) and such resolution shall be final and conclusive.
34. MINUTES
34.1 The Directors shall cause minutes to be made in books kept for the purpose:
(a) of all appointments of officers made by the Directors; and
(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the capital of the Company, and of the Board, and of committees of the Board, including the names of the Directors present at each such meeting.
34.2 Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.
35. SECRETARY
Subject to the provisions of the Companies Act, the secretary shall be appointed by the Board for such term, at such remuneration and on such other conditions as they think fit. Any secretary so appointed may be removed by the Board but without prejudice to any claim for damages for breach of any contract of service between him and the Company.
36. THE SEAL
36.1 The seal shall be used only by the authority of a resolution of the Board or of a committee of the Board. The Board may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the Board:
(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical, electronic or other means or may be printed on it; and
(b) every other instrument to which the seal is affixed shall be signed by two authorised persons or by a Director in the presence of a witness who attests the signature and for this purpose an authorised person is any Director or the secretary of the Company.
36.2 Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document. A document executed, with the authority of a resolution of the Board, in any manner permitted by section 44(2) of the Companies Act and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal.
36.3 Subject to the provisions of the Companies Act, the Company may have an official seal for use in any place.
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37. REGISTERS
37.1 Subject to the provisions of the Companies Act, the Company may keep an overseas or local register in any place, and the Board may make, amend and revoke any regulations it thinks fit about the keeping of that register.
37.2 Any Director or the secretary or any other person appointed by the Board for the purpose shall have power to authenticate and certify as true copies of and extracts from:
(a) any document comprising or affecting the constitution of the Company, whether in hard copy form or electronic form;
(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the Board or any committee of the Board, whether in hard copy form or electronic form; and
(c) any book, record and document relating to the business of the Company, whether in hard copy form or electronic form (including without limitation the accounts).
If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the Board or a committee of the Board, whether in hard copy form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of any proceedings at a duly constituted meeting.
38. DIVIDENDS
38.1 The rights as regarding income attaching to the Ordinary Shares shall be as set out in this Article.
38.2 Each Ordinary Share shall be entitled to receive all of the distributable profits available and declared by the Directors for distribution by way of a dividend amongst the holders of the Ordinary Shares. Each Ordinary Share shall rank equally with all other Ordinary Shares in the capital of the Company for any dividend and shall receive its pro rata portion of any dividend rounded to the nearest whole number (such rounding to be in the sole discretion of the Board).
38.3 Subject to the provisions of the Companies Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.
38.4 Subject to the provisions of the Companies Act and to Article 38.8, the Board may pay interim dividends, whether or not satisfied wholly or partly by the distribution of assets including without limitation paid up shares or debentures of another body corporate, of such amounts and on such dates and in respect of such periods as they may think fit if it appears to them that they are justified by the profits of the Company available for distribution If the share capital is divided into different classes, the Board may:
(a) pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if at the time of payment, any preferential dividend is in arrears; and
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(b) pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment;
If the Board acts in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. Where any distribution is satisfied wholly or partly by the distribution of assets, where any difficulty arises in regard to such distribution, the Directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.
38.5 Dividends may be declared and paid in any currency or currencies that the Board shall determine. The Board may also determine the exchange rate and the relevant date for determining the value of any dividend in any currency.
38.6 Subject to the provisions of the Companies Act and except as otherwise provided by these Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Article 38.6, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.
38.7 Subject to Article 38.8, a general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets including without limitation paid up shares or debentures of another body corporate. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.
38.8 Unless otherwise recommended by two-thirds of the Board and approved by an ordinary resolution of the Company, where the securities of another body corporate are distributed, they must only be distributed to holders of Ordinary Shares on the basis that the holders of Ordinary Shares receive the identical class of securities on an equal per share basis.
38.9 Any dividend or other money payable in respect of a share may be paid:
(a) in cash;
(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment;
(c) by direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or
(d) by any other method approved by the Board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment.
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For uncertificated shares, any payment may be made by means of the relevant system (subject always to the facilities and requirements of the relevant system) and such payment may be made by the Company or any other person on its behalf sending an instruction to the operator of the relevant system to credit the cash memorandum account of the holder or joint holder of such shares or, if permitted by the Company, of such person as the holder or joint holders may in writing direct.
38.10 If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:
(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for the payment; and
(b) for the purpose of Article 38.9, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.
38.11 A cheque or warrant may be sent by post:
(a) where a share is held by a sole holder, to the registered address of the holder of the share;
(b) if two or more persons are the holders of the share, to the registered address of the person who is first named in the register of members;
(c) if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of law, as if it were a notice to be sent under Article 45.12; or
(d) in any case to such person and to such address as the person entitled to payment may direct by notice to the Company.
38.12 Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may by notice direct and payment of the cheque or warrant shall be a good discharge to the Company. Every cheque or warrant sent or transfer of funds made by the relevant bank or relevant system in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with Article 38.9.
38.13 The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:
(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or
(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder;
but, subject to the provisions of these Articles, shall recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request and have supplied in writing a new address or account to be used for that purpose.
38.14 The Board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share.
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Where a person is entitled by transmission to a share, the Board may retain any dividend payable in respect of that share until that person (or that person’s transferee) becomes the holder of that share.
38.15 No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.
38.16 Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other money payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect of it.
39. SCRIP DIVIDENDS
39.1 The Board may offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of all or any dividend subject to the following terms and conditions:
(a) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend but elects to forego (each a new share). For this purpose, the value of each new share shall be:
(i) equal to the average quotation for the relevant shares in the capital of the Company, that is, the average of the closing prices for those shares on the NASDAQ, or the London Stock Exchange or other exchange or quotation service on which the Company’s shares are listed or quoted as derived from such source as the Board may deem appropriate, on the day on which such shares are first quoted ex the relevant dividend and the four subsequent business days; or
(ii) calculated in any other manner the Board considers fit;
but shall never be less than the par value of the new share. A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.
(b) Each holder of shares shall only be entitled to new Ordinary Shares.
(c) On or as soon as possible after announcing that any dividend is to be declared or recommended, the Board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the Board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.
(d) The Board shall not proceed with any election unless the Board has sufficient authority to allot shares and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.
(e) The Board may exclude from any offer any holders of shares where the Board believes the making of the offer to them would or might involve the contravention of
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the laws of any territory or that for any other reason the offer should not be made to them.
(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the elected ordinary shares) and instead such number of new shares shall be allotted to each holder of elected ordinary shares as is arrived at on the basis stated in paragraph (a) of this Article 39.1. For that purpose the Board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in paragraph (a) of this Article 39.1.
(g) The new shares when allotted shall rank pari passu in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend in lieu of which they were allotted.
(h) No fraction of a share shall be allotted. The Board may make such provisions as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.
(i) The Board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article 39.1 or otherwise in connection with any offer made pursuant to this Article 39.1 and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters Any agreement made under such authority shall be effective and binding on all concerned.
(j) The Board may, at its discretion, amend, suspend or terminate any offer pursuant to the above.
40. CAPITALISATION OF PROFITS
40.1 The Board may, subject to the provisions of this Article 40.1, Article 40.2 and Article 40.3 inclusive, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including without limitation the Company’s share premium account and capital redemption reserve, if any) and:
(a) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend;
(b) apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this
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Article 40.1, only be applied in paying up shares to be allotted to members credited as fully paid;
(c) allot the shares, debentures or other obligations credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other;
(d) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;
(e) where shares or debentures become, or would otherwise become, distributable under this Article 40.1 in fractions, make such provision as the Board thinks fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;
(f) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either:
(i) the allotment to members respectively, credited as fully paid, of any further shares, debentures or other obligations to which they are entitled upon such capitalisation; or
(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sums resolved to be capitalised, and any agreement made under such authority being binding on all such members, and
(g) generally do all acts and things required to give effect to such resolution as aforesaid.
40.2 In exercising its authority under Article 40.1, unless recommended by two-thirds of the Board and approved by an ordinary resolution of the Company, the Board may only resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including without limitation the Company’s share premium account and capital redemption reserve, if any) and to issue and allot Ordinary Shares, as otherwise contemplated by Article 40.1, to holders of Ordinary Shares on an equal per share basis.
40.3
(a) Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act) the Company has granted awards (“awards” being options or other incentive awards, including, without limitation, stock appreciation rights, restricted stock units, performance stock units and restricted stock awards) to subscribe for or with respect to shares on terms which provide (inter aim) for adjustments to the subscription, exercise or base price payable on the exercise of such award or to the number of shares to be allotted upon the exercise, or with respect to, such award, in the event of any increase or reduction in, or other reorganisation of, the Company’s issued share capital and an otherwise appropriate adjustment would result in the subscription, exercise or base price for any share being less than its nominal
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value, then, subject to the provisions of the Companies Act, the Directors may, on the exercise of any of the awards concerned and payment of the subscription, exercise or base price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in Article 40.1 above (as if such Article 40.1 did not make reference to Article 40.2) to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such awards and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of Article 40.1 shall apply mutatis mutandis to this Article 40.3(a) as if Article 40.1 did not make reference to Article 40.2.
(b) Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act) the Company has granted awards (“awards” being options or other incentive awards, including, without limitation, stock appreciation rights, restricted stock units, performance stock units and restricted stock awards) to subscribe for or with respect to shares, then, subject to the provisions of the Companies Act, the Directors may, on the grant, exercise or vesting of any of the awards concerned, capitalise any such profits or other sum as is mentioned in Article 40.1 above (as if such Article 40.1 did not make reference to Article 40,2) to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the grant, exercise or vesting of such awards and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of Article 40.1 shall apply mutatis mutandis to this Article 40.3(b) as if Article 40.1 did not make reference to Article 40.2.
41. RETURN OF CAPITAL
41.1 The rights as regards return of capital attaching to the Ordinary Shares shall be as set out in this Article.
41.2 On a return of capital on a liquidation, reduction of capital or otherwise, the surplus assets of the Company available for distribution among the members shall be applied in the same order of priority as applies in respect of dividends and distributions set out in Article 38 (or as close thereto as is possible).
42. CHANGE OF THE COMPANY’S NAME
The Company’s name may be changed by resolution of the Board.
43. RECORD DATES
43.1 Notwithstanding any other provision of these Articles, and subject to the Companies Act, but without prejudice to any special rights attached to any shares, the Company or the Directors may:
(a) fix any date as the record date for any dividend, distribution, allotment or issue, which shall not be more than 30 days prior to such action;
(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting provided that such time shall not be more than 48 hours before the date of such meeting and changes to the register after the time specified by virtue of this Article 43.1 shall be disregarded in determining the rights of any person to attend or vote at the meeting; and
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(c) for the purposes of sending notices to any one or more members (including, without limitation, notices of general meetings, or separate general meetings of the holders of any class of shares in the capital of the Company), give such notices by reference to the register of members as it stands at the close of business on a day determined by the Company or the Board, which day may not be more than 21 days before the day that such notices are sent.
44. ACCOUNTS
44.1 No member (as such, other than a Director) shall have any right to inspect any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.
44.2 Subject to the Companies Act, a copy of the Company’s annual accounts and reports for that financial year shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Act, be sent to every member and to every holder of the Company’s debentures, and to every person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Act or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders. A copy need not be sent to a person for whom the Company does not have a current address.
44.3 Subject to the Companies Act, the requirements of Article 44.2 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company’s annual accounts and directors’ report, which shall be in the form and containing the information prescribed by the Companies Act and any regulations made under the Companies Act.
45. NOTICES AND OTHER COMMUNICATIONS
45.1 Any notice to be given to or by any person pursuant to these Articles shall be in writing other than a notice calling a meeting of the Directors which need not be in writing.
45.2 Any notice, document or information may (without prejudice to Articles 45.9 and 45.10) be given, sent or supplied by the Company to any member either:
(a) personally;
(b) by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given to the Company for that purpose, or by leaving it at that address;
(c) through a relevant system, where the notice, document or information relates to uncertificated shares;
(d) subject to Article 45.3, by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or
(e) subject to the provisions of the Companies Act, by making it available on a website, provided that the requirements in (i) to (iv) below are satisfied.
The requirements referred to in paragraph (e) are that:
(i) the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a
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website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company’s request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);
(ii) the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed (notification of availability); and
(iii) in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting, and
(iv) the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Companies Act, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.
45.3 The Board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.
45.4 In the case of joint holders of a share:
(a) it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (first named holder) only and any notice, document or other information so sent shall be deemed for all purposes sent to all the joint holders; and
(b) the agreement of the first named holder that notices, documents and information may be given, sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.
45.5 The Company may at any time and at its sole discretion choose to give, send or supply notices, documents and information only in hard copy form to some or all members.
45.6 For the avoidance of doubt, the provisions of Articles 45.1 to 45.5 are subject to Article 17.6.
45.7 A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.
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45.8 Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title, but this Article 45.8 does not apply to a notice given under section 793 of the Companies Act.
45.9 Subject to the Companies Act, where by reason of the suspension or curtailment of postal services, the Company is unable effectively to give notice of a general meeting, the general meeting may be convened by public announcement. The Company shall send a copy of the notice to members in the same manner as it sends notices under Articles 45.1 to 45.5 inclusive if at least seven clear days before the meeting the posting of notices again becomes practicable.
45.10 Subject to the Companies Act, any notice, document or information to be given, sent or supplied by the Company to the members or any of them, not being a notice to which Article 45.9 applies, shall be sufficiently given, sent or supplied if given by public announcement.
45.11 Any notice, document or information given, sent or supplied by the Company to the members or any of them:
(a) by hand shall be deemed to have been received by the member when it is handed to the member or left at his registered address;
(b) by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post or there is only one class of post, or it was sent by air mail to an address outside the United Kingdom, in which case it shall be deemed to have been received 48 hours after it was posted Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent or supplied;
(c) by means of a relevant system, shall be deemed to have been received when the Company or any sponsoring system-participant acting on its behalf sends the issuer instructions relating to the notice, document or other information;
(d) by advertisement, shall be deemed to have been received on the day on which the advertisement appears;
(e) by electronic means, shall be deemed to have been received by the member on the day following that on which it was sent or supplied Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent or supplied and such notice, document or information shall be deemed received by the member at that time notwithstanding that the Company becomes aware that the member has filed to receive the relevant notice, document or information for any reason and notwithstanding that the Company subsequently sends or supplies a hard copy of such document or information by post to the member;
(f) by making it available on a website, shall be deemed to have been received on the date on which the notice, document or information was first made available on the website or, if later, when the member is deemed to have been received notification of the fact that the notice, document or information was available on the website in accordance with this Article 45.11 and such notice, document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has filed to receive the relevant document or
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information for any reason and notwithstanding that the Company subsequently sends a hard copy of such notice, document or information by post to the member, or
(g) by means of a Depositary, shall be deemed to have been received 24 hours after the Company, or person acting on the Company’s behalf, gives the notice, document or information to the Depositary.
45.12 Any notice, document or information may be given, sent or supplied by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law by sending or delivering it in any manner that the Company may choose authorised by these Articles for the sending of notice, document or information to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any similar description, at the address, if any, as may be supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or other event giving rise to the transmission had not occurred.
45.13 If on three consecutive occasions, or on one occasion and reasonable enquiries have failed to establish the member’s address, notices, documents or information sent or supplied to a member by post have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address or a postal address, or shall have informed the Company, in such a manner as may be specified by the Company, of an electronic address. For the purposes of this Article 45.13, references to notices, documents or information include references to a cheque or other instrument of payment, but nothing in this Article 45.13 entitles the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these Articles. Without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.
45.14 Where a document is required under these Articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either:
(a) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form as the Directors may approve; or
(b) be accompanied by such other evidence as the Directors may require in order to be satisfied that the document is genuine.
The Company may designate mechanisms for validating any such document and a document not validated by the user of any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Articles 17.5 and 22.7(b).
46. DESTRUCTION OF DOCUMENTS
46.1 The Company shall be entitled to destroy:
(a) any instrument of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;
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(b) any dividend mandate, variation or cancellation of dividend mandates, and notification of change of name or address, at any time after two years from the date on which it is recorded;
(c) any share certificate which has been cancelled at any time after the expiration of one year from the date on which it is cancelled;
(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;
(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use;
(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded; and
(g) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.
Any document referred to in this Article 46.1 may be destroyed earlier than the relevant date authorised, provided that a permanent record of the document is made which is not destroyed before that date.
46.2 It shall be conclusively presumed in favour of the Company that:
(a) every entry in the register of members purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 46.1 was duly and properly made;
(b) that every instrument of transfer destroyed in accordance with Article 46.1 was a valid and effective instrument duly and properly registered;
(c) that every share certificate destroyed in accordance with Article 46.1 was a valid and effective certificate duly and properly cancelled; and
(d) that every other document destroyed in accordance with Article 46.1 was a valid and effective document in accordance with the particulars in the records of the Company.
provided that
(i) Article 46.1 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;
(ii) nothing in Article 46.1 shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with Article 46.1 which would not attach to the Company in the absence of Article 46.1; and
(iii) references in Article 46.1 to the destruction of any document include references to the disposal of it in any manner.
46.3 References in this Article 46 to instruments of transfer shall include, in relation to uncertificated shares, instructions and/or notifications made in accordance with the relevant system relating to transfer of such shares.
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47. WINDING UP
47.1 If the Company commences liquidation, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, subject to the provisions of the Companies Act:
(a) divide among the members in specie the whole or any part of the assets, whether they shall consist of property of the same kind or not, of the Company and may, for that purpose, value any assets as he deems fair and determine how the division shall be carried out as between the members or different classes of members; and
(b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine;
but no member shall be compelled to accept any assets upon which there is a liability.
47.2 The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.
48. INDEMNITY AND INSURANCE
48.1 Subject to the provisions of the Companies Act, the Company may exercise all the powers of the Company to:
(a) indemnify to any extent any person who is or was a Director, or a Director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company;
(b) indemnify to any extent any person who is or was a Director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with the company’s activities as trustee of an occupational pension scheme; and/or
(c) purchase and maintain insurance for or for the benefit of any person who is or was:
(i) a Director, officer or employee of the Company, or any body corporate which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether director or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or
(ii) a trustee of any pension fund in which employees of the Company or any other body referred to in paragraph (c)(1) of this Article 48.1 are or have been interested;
including without limitation insurance against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to this duties, power or offices, whether comprising negligence, default, breach of duty, breach of trust or otherwise, in relation to the relevant body or fund
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48.2 No Director of former Director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.
49. DISPUTE RESOLUTION
49.1 The courts of England and Wales shall have exclusive jurisdiction to determine any and all disputes brought by a member in that member’s capacity (whether in its own name or in the name of the Company) as such against the Company and/or the Board and/or any of the Directors individually or collectively, arising out of or in connection with these Articles or any non-contractual obligations arising out of or in connection with these Articles.
49.2 The governing law of these Articles is the law of England and Wales and these Articles shall be interpreted in accordance with English law.
49.3 For the purposes of Article 49.1, Director shall be read so as to include each and any Director of the Company from time to time in his capacity as such or as an employee of the Company and shall include any former Director of the Company.
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SORIN S.P.A.

REPORT OF THE BOARD OF DIRECTORS

ON THE COMMON CROSS-BORDER MERGER TERMS RELATING TO

THE MERGER BY ABSORPTION OF SORIN S.P.A. WITH AND INTO SAND HOLDCO PLC

pursuant to Article 2501-quinquies of the Italian Civil Code, Article 70, paragraph 2, of the resolution no. 11971, relating to issuers, adopted by Consob on May 14, 1999, Article 8 of Italian Legislative Decree no. 108 of May 30, 2008 and Article 125-ter of Italian Legislative Decree no. 58 of February 24, 1998

ILLUSTRATIVE REPORT OF THE BOARD OF DIRECTORS OF SORIN S.P.A. ON THE COMMON

CROSS-BORDER MERGER TERMS RELATING TO THE MERGER BY ABSORPTION OF SORIN S.P.A.

WITH AND INTO SAND HOLDCO PLC

Dear Shareholders,

This report (the “Report”) illustrates, from a legal and economic perspective, the common cross-border merger terms relating to the merger by absorption (fusione per incorporazione) of Sorin S.p.A. (“Sorin” or “Merging Company”) with and into Sand HoldCo Plc (“HoldCo” or “Surviving Company” and, with Sorin, the “Merging Companies”).

This Report was prepared by the board of directors of Sorin (the “Sorin Managing Body”) pursuant to Article 2501-quinquies of the Italian Civil Code (the “ICC”), Article 8 of the Legislative Decree no. 108 of May 30, 2008 (the “Decree 108/2008”) and, since Sorin’s shares are listed on the Italian stock exchange (Mercato Telematico Azionario) organized and managed by Borsa Italiana S.p.A. (the “MTA”), Article 70, paragraph 2, of the resolution no. 11971, relating to issuers, adopted by Consob on May 14, 1999, as subsequently amended and supplemented (the “Issuers’ Regulation”), as well as in accordance with the Scheme no. 1 of Annex 3A to the Issuers’ Regulation. The Report is also prepared for the purpose of Article 125-ter, first paragraph, of Italian Legislative Decree no. 58 of February 24, 1998.

1.	DESCRIPTION AND RATIONALE OF THE MERGER

1.1	Description of the merger

1.1.1	The Sorin Merger

This Report was prepared in connection with the merger by absorption of Sorin with and into HoldCo, which is a wholly-owned direct subsidiary of Sorin (the “Sorin Merger”). The Sorin Merger qualifies as a cross-border merger within the meaning of the EU Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies (the “EU Directive”), implemented in the United Kingdom by the Companies (Cross-Border Mergers) Regulations 2007 (SI 2007/2974) (the “UK Merger Regulations”) and, in Italy, by the Decree 108/2008. The Sorin Merger does not constitute a merger pursuant to Article 2501-bis of the ICC.

A separate illustrative report concerning the Sorin Merger has been prepared by the board of directors of HoldCo (the “HoldCo Managing Body” and, together with the Sorin Managing Body, the “Managing Bodies”).

Terms and conditions of the Sorin Merger are set forth in the common cross-border merger terms prepared by the Managing Bodies and approved by the Sorin Managing Body on April 20, 2015 (the “Common Cross-Border Merger Terms”). The Common Cross-Border Merger Terms will be published in accordance with applicable laws and regulations and will also be made available on the corporate website of Sorin (www.sorin.com) as well as at Sorin’s registered office, for inspection by whomever is entitled to do so under applicable law.

1.1.2	The wider transaction

The Sorin Merger is part of a wider transaction (the “Transaction”), aimed at the combination of the businesses of Sorin and Cyberonics, Inc., a Delaware corporation with shares listed on NASDAQ (“Cyberonics”). In the context and for the purpose of the Transaction, on March 23, 2015, Sorin, HoldCo, Cyberonics and Cypher Merger Sub, Inc. (a Delaware corporation and wholly-owned subsidiary of HoldCo; “Merger Sub”) entered into a transaction agreement, a copy of which has been made available on the corporate website of Sorin (www.sorin.com) (the “Transaction Agreement”), which provides for, inter alia, the following main steps towards the implementation of the Transaction:

(a)	the Sorin Merger, whereby the holders of Sorin Shares issued and outstanding immediately prior to the Sorin Merger Effective Time (as defined below) - other than Excluded Sorin Shares (as also defined below) - will receive 0.0472 (the “Sorin Exchange Ratio”) ordinary shares with par value of GBP 1.00 per share in the capital of HoldCo (“HoldCo Shares”), for each Sorin Share with a par value of Euro 1.00 held, and therefore 472 Holdco Shares in exchange for every 10,000 Sorin Shares, as further explained in the following sections of this Report. Immediately following the Sorin Merger Effective Time, all Excluded Sorin Shares will be cancelled and will cease to exist, with no consideration being paid with respect thereto; and

(b)	the merger of Merger Sub with and into Cyberonics (the “Cyberonics Merger” and, together with the Sorin Merger, the “Mergers”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby (i) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Cyberonics Merger Effective Time (as defined below) will be automatically converted into and become one validly issued, fully paid and non-assessable share of common stock, par value USD 0.01 per share, of the surviving corporation in the Cyberonics Merger; and (ii) holders of Cyberonics shares issued and outstanding immediately prior to the Cyberonics Merger Effective Time (the “Cyberonics Shares”) - other than Excluded Cyberonics Shares (as defined below) - will receive one (the “Cyberonics Exchange Ratio”) HoldCo Share with a par value of GBP 1.00 for each Cyberonics Share with a par value of USD 0.01 held. Immediately following the Cyberonics Merger Effective Time, all Excluded Cyberonics Shares will be cancelled and will cease to exist, with no consideration being paid with respect thereto.

According to the Transaction Agreement, it is envisaged that the Mergers will be completed, subject to satisfaction, or waiver, to the extent allowed, of the conditions precedent provided therein, as follows:

(i)	the Sorin Merger will be completed pursuant to the Decree 108/2008, the UK Merger Regulations and English law, English law being the law applicable to HoldCo, as the surviving company following the Sorin Merger. The Sorin Merger will be effective as from the time and date (the “Sorin Merger Effective Time” and “Sorin Merger Effective Date”, respectively) that will be set by the High Court of England and Wales through the order issued under Regulation 16 of the UK Merger Regulations (the “Sorin Merger Order”); and

(ii)	the Cyberonics Merger will occur immediately after the Sorin Merger and shall become effective on the Sorin Merger Effective Date at a time that is immediately after the Sorin Merger Effective Time (the “Cyberonics Merger Effective Time”).

The completion of Transaction shall take place only once all conditions precedent to the Sorin Merger and the Cyberonics Merger, as set forth in the Transaction Agreement and reported in Paragraph 1.4 below, have been satisfied or validly waived and all pre-Mergers formalities have been satisfied.

As a result of the Mergers, all operations of Sorin will be carried out by Holdco and Cyberonics will be an indirect wholly-owned subsidiary of HoldCo. At the closing of the Transaction, Cyberonics Shares will cease trading on NASDAQ and Sorin shares will cease trading on the MTA, while it is expected that HoldCo Shares will be listed on NASDAQ and admitted to the standard listing segment of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the London Stock Exchange (“LSE”) Main Market for listed securities.

1.2	Purpose of the Sorin Merger in the context of the Transaction

The purpose of the Transaction - and at the same time the purpose of the Sorin Merger, which is the first, essential part of the Transaction - is to create a new premier global medical technology company by combining existing strengths and expertise of two major players in the industry, Sorin and Cyberonics.

The Transaction will create a global leader in the large and growing markets for cardiac surgery and neuro-modulation and a leading innovator in cardiac rhythm management with a diversified product portfolio, leveraging product technologies and complementary marketing capabilities. The combination of product development, clinical and regulatory expertise will accelerate time to market across worldwide geographies and will leverage the combined group’s extensive relationships with healthcare professionals globally, as well as patient education and awareness initiatives.

The Sorin Managing Body believes that the Transaction:

•	will result in the creation of a new global leader in medical technologies in the large and growing markets for cardiac surgery and neuro-modulation;

•	will result in the creation of a leading innovator in cardiac rhythm management, with a diversified product portfolio, leveraging product technologies and complementary marketing capabilities;

•	will result in a combined company with enhanced global scale, a diversified product portfolio and geographic mix, a strategic presence in over 100 countries on five continents around the world, approximately 4,500 employees and strengthened research and development capabilities;

•	will strengthen Sorin’s current strategic repositioning plans for its United States cardiac rhythm management business to focus on premium positioning on the high-tier and undertreated segment of heart failure and related co-morbidities.

•	will result in the combined company’s ability to achieve industrial efficiencies, including economies of scale in purchasing, consolidate corporate and support activities, and optimize expenditures on research and development;

•	will result in a greater ability to meet operating customers’ needs, provide Sorin and Cyberonics customers with a more compelling and holistic product offering, and increase revenue potential, through the combined company’s complementary product portfolios and extensive customer base;

•	will improve the performance of Sorin’s employees in a global and integrated working context, which will stimulate the sharing of technical expertise and support faster innovation and that the Sorin management team, working together with members of Cyberonics management, will be able to successfully integrate the two companies;

•	will allow the combined company to leverage an efficient corporate structure and a global operational platform with the commercial, regulatory, supply chain, research and development and manufacturing capabilities, to drive growth and efficiencies;

•	will enable investment in new medical technology solutions for patients and customers, and provide the ability to fund future growth opportunities supported by increased strategic flexibility, through the combined company’s strong cash flow generation and robust balance sheet, with a relatively immaterial amount of net debt;

•	will create the opportunity to attract a wider, global investor base, through the sound financial profile and larger market capitalization of the combined company, along with the proposed dual listing on the NASDAQ and the LSE; and

•	will increase the prospects of the combined company achieving its accelerated growth plans, through the combined company’s multiple investments and ventures in what the Sorin board believes to be three growth platforms with multi-billion U.S. dollar market potential: heart failure, sleep apnoea and percutaneous mitral repair or replacement.

In addition, the Sorin Managing Body considered that the per share valuation of Sorin, implied by the proposed exchange ratio, represents approximately a 14.2 percent premium to Sorin’s closing share price on February 25, 2015, the last trading day prior to the parties announcing the proposed transaction.

1.3	The Sorin Exchange Ratio

As a result of the Sorin Merger becoming effective and based on the Sorin Exchange Ratio, each holder of ordinary shares in the share capital of Sorin issued and outstanding immediately prior to the Sorin Merger Effective Time (the “Sorin Shares”) - other than Excluded Sorin Shares (as defined below) - shall receive, for each Sorin Share held, 0.0472 HoldCo Shares, and therefore 472 Holdco Shares in exchange for every 10,000 Sorin Shares. “Excluded Sorin Shares” shall mean, collectively, (i) all Sorin Shares held in the treasury of Sorin or owned of record by HoldCo, Merger Sub or Cyberonics1 or any of their respective wholly-owned subsidiaries immediately prior to the Sorin Merger Effective Time; and (ii) all Sorin Shares for which Cash Exit Rights (as defined in Paragraph 10.1 below) have been exercised and perfected and that have not been purchased by holders of other Sorin Shares or third parties pursuant to Article 2437-quater of the ICC.

No other payments shall be made under the Sorin Exchange Ratio and no cash adjustment shall be made by HoldCo to the benefit of Sorin shareholders in respect of their Sorin Shares or the transfer of Sorin’s assets and liabilities to HoldCo pursuant to the Sorin Merger, except for the payment of the Redemption Price (as defined in Paragraph 10.4 below) with respect to Sorin Shares for which the Cash Exit Rights in accordance with Italian Law have been exercised and perfected and that have not been purchased by holders of other Sorin Shares or third parties pursuant to Article 2437-quater of the ICC.

At the joint request of Sorin and HoldCo filed on March 17, 2015 with the Court of Milan, RIA Grant Thornton S.p.A. has been appointed, on March 20-23, 2015, as independent expert for the preparation of a report in relation to the fairness of the Sorin Exchange Ratio that has been determined on the basis of the values and criteria referred to under Paragraphs 2 and 3 below and pursuant to Article 2501-sexies ICC, Regulation 9 of the UK Regulations and Article 9 of Decree 108/2008. Once released, the expert’s report will be made available to Sorin shareholders and the public in accordance with applicable laws and regulations.

1.4	Conditions precedent under the Transaction Agreement

(a)	Main conditions precedent

The obligations of Sorin and HoldCo to seek the order made by the High Court of England and Wales (the “Court”) under Regulation 16 of the UK Merger Regulations which fixes a time and date for the Sorin Merger Effective Time (the “Sorin Merger Order”) and the obligation of Cyberonics to file a certificate of merger with respect to the Cyberonics Merger in accordance with the relevant provisions of the DGCL (the

[1]	Please note that currently only Sorin holds treasury shares and it is expected that, immediately prior to the Sorin Merger Effective Time such situation will be unchanged.

“Certificate of Cyberonics Merger”), are subject to the satisfaction or waiver (in writing) by such parties at or prior to the making of the Sorin Merger Order of the following conditions:

(i)	the Transaction Agreement shall be adopted and the transactions contemplated therein, including the Sorin Merger and the Cyberonics Merger, shall be approved by the requisite vote at a meeting of stockholders of Cyberonics;

(ii)	the Sorin Merger and the Common Cross-Border Merger Terms shall be approved at the Sorin Extraordinary Shareholders’ Meeting (as defined below);

(iii)	the registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) shall have been declared effective by the SEC under the Securities Act of 1933. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect, and no proceedings for that purpose shall have been initiated or, to the knowledge of HoldCo, Sorin or Cyberonics, threatened by the SEC;

(iv)	the HoldCo Shares issuable in the Sorin Merger and the Cyberonics Merger shall have been authorized for listing on NASDAQ, subject to official notice of issuance;

(v)	neither the FCA nor the LSE shall have indicated in writing to any of Cyberonics, Sorin or HoldCo (or their respective advisers) prior to the time of the hearing before the High Court of England and Wales at which Sorin and HoldCo will apply for the Sorin Merger Order (the “Hearing”) that, (a) in the case of the FCA, it will not be willing to admit the HoldCo Shares to listing on the standard segment of the Official List or, (b) in the case of the LSE, that the HoldCo Shares will not be admitted to listing on the LSE’s Main Market;

(vi)	the sixty-day period following the date on which the resolutions of the Sorin Extraordinary Shareholders’ Meeting approving the Sorin Merger will have been registered with the Companies’ Register of Milan shall have expired or have been earlier terminated, pursuant to applicable Italian laws and regulations, by the posting of a bond by Sorin sufficient to satisfy the claims of Sorin’s creditors, if any and the pre-merger compliance certificate shall be delivered by the Italian public notary selected by Sorin to the High Court of England and Wales (such certificate being the pre-merger scrutiny certificate in the meaning of EU Directive; the “Pre-Merger Certificate”);

(vii)	the waiting period (and any extensions thereof) applicable to the Cyberonics Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), as amended, shall have expired or been terminated;

(viii)	no governmental entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent that is in effect and renders either the Sorin Merger or the Cyberonics Merger illegal, or prohibits, enjoins or otherwise prevents either the Sorin Merger or the Cyberonics Merger; and

(ix)

the prospectus, including any supplement thereto, to be published by HoldCo in connection with the issuance of HoldCo Shares in the context of the Sorin Merger or the Cyberonics Merger and the admission of the HoldCo Shares to the standard segment of the Official List and to trading on the Main Market of the LSE, shall have been approved by the FCA, or if such approval is not obtained by the time of the Hearing, the UK Listing Authority shall not have indicated in writing to any of Cyberonics, Sorin or HoldCo that such approval will not be obtained.

With reference to the condition precedent under Paragraph (vii) above, Sorin and Cyberonics filed their respective notification and report forms under the HSR Act with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice on March 12, 2015, and the applicable waiting period expired on April 13, 2015 at 11.59 p.m. Eastern Time. No further antitrust approvals are required in connection with the Transaction.

(b)	Additional conditions to the obligations of Sorin, HoldCo and Merger Sub

The obligations of Sorin and HoldCo to appear at the Hearing and seek the Sorin Merger Order are also subject to the satisfaction or waiver by Sorin, on or prior to the making of the Sorin Merger Order at the Hearing, of each of the following additional conditions:

(i)	the representations and warranties of Cyberonics set forth in the Transaction Agreement, as of the relevant reference dates provided therein, shall be true and correct, subject to certain materiality thresholds provided for under the Transaction Agreement;

(ii)	Cyberonics shall have performed or complied in all material respects with all agreements and covenants required by the Transaction Agreement to be performed or complied with by it on or prior to the making of the Sorin Merger Order at the Hearing; and

(iii)	Sorin shall have received a certificate signed on behalf of Cyberonics by an executive officer of Cyberonics as to the satisfaction of the conditions set forth in paragraphs 1.4(b)(i) and 1.4(b)(ii) above.

(c)	Additional conditions to the obligations of Cyberonics

The obligation of Cyberonics to file the Certificate of Cyberonics Merger is also subject to the satisfaction or waiver by Cyberonics, on or prior to the making of the Sorin Merger Order at the Hearing, of each of the following additional conditions:

(i)	the representations and warranties of Sorin set forth in the Transaction Agreement, as of the relevant reference dates provided therein, shall be true and correct, subject to certain materiality thresholds provided under the same Transaction Agreement;

(ii)	Sorin shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the making of the Sorin Merger Order at the Hearing; and

(iii)	Cyberonics shall have received a certificate signed on behalf of Sorin by an executive officer of Sorin as to the satisfaction of the conditions set forth in paragraphs 1.4(c)(i) and 1.4(c)(ii) above.

The Merging Companies will publish the information regarding the satisfaction (or waiver, to the extent allowed) of, or failure to satisfy, the above conditions precedent to the market in accordance with applicable laws and regulations.

Finally, the Transaction Agreement may be terminated at any time prior to the Cyberonics Merger Effective Time under certain circumstances including, among others:

(a)	by either Cyberonics or Sorin if the Mergers have not been completed on or prior to February 26, 2016, provided that such right to terminate the Transaction Agreement shall not be available to any party if the failure of such party (and, in the case of Sorin, including the failure of HoldCo or Merger Sub) to perform any of its obligations under the Transaction Agreement has been a principal cause of or resulted in the failure of the Mergers to be consummated on or before such date;

(b)	by Cyberonics, if the Sorin Merger Order has not been made by February 1, 2016 or, having been made by that date, shall not have taken full and final effect at the Sorin Merger Effective Time without modification or variation from the Sorin Merger Order approved at the Hearing;

(c)	by either Cyberonics or Sorin, should there be a competing proposal that the Sorin Managing Body or Cyberonics board of directors, as the case may be, deems – in good faith, upon consultation with its legal counsels and financial advisors – may result in a transaction more favorable to the respective shareholders from a financial point of view than the Transaction; all of the above subject to the further conditions provided in the Transaction Agreement.

1.5	Companies participating in the Sorin Merger

(a)	Surviving Company

SAND HOLDCO PLC

•	is a public limited company incorporated under the laws of England and Wales;

•	has its registered office at c/o Legalinx Limited, 1 Fetter Lane, London, EC4A 1BR, United Kingdom;

•	has an issued share capital of GBP 50,001, fully paid up, divided into: (i) one ordinary share with a nominal value of GBP 1.00 and carrying one vote, held by Sorin; and (ii) 50,000 sterling non-voting redeemable shares with a nominal value of GBP 1.00 per share, held by Sorin, which: (a) are not entitled to any economic rights (except an amount of GBP 1.00 in aggregate on a return of capital on a winding up); (b) have no voting rights; (c) may not be transferred other than in accordance with the provisions of the articles of association of HoldCo currently in force; and (d) may be redeemed by HoldCo for nil consideration at any time; and

•	has company number 9451374 with the Registrar of Companies of England and Wales.

Upon effectiveness of the Sorin Merger, on the Sorin Merger Effective Date, HoldCo’s articles of association will be in the form of the proposed articles of association attached to the Common Cross-Border Merger Terms as Schedule 1.

HoldCo’s corporate name and/or its registered address may be changed before the Sorin Merger Effective Date (provided that it will remain in the United Kingdom) by a resolution of the HoldCo Managing Body and its sole shareholder and notice given to the Registrar of Companies of England and Wales. In this case the shareholders, creditors and other interested parties will be informed of the new name and/or new registered address through publication on the corporate website of Sorin (www.sorin.com).

Furthermore, the Transaction Agreement provides that, prior to the Sorin Merger Effective Time, the HoldCo Managing Body shall adopt resolutions, and Sorin and HoldCo shall take all other actions necessary or appropriate under applicable law, to (i) establish an Italian branch of HoldCo that meets the definition of permanent establishment under Article 162 of the Italian Consolidated Income Tax Act approved with Presidential Decree no. 917 of December 22, 1986, as subsequently amended (the “Income Tax Act”) and Article 5 of the Italy-UK Tax Convention entered into on October 21, 1988, (ii) obtain all permits necessary to permit participations in Sorin subsidiaries that are directly held by Sorin, tax suspension reserves booked in Sorin’s accounts, and any other of Sorin’s assets that are intended to be attributed to the Italian branch to become assets of the Italian branch as of the Sorin Merger Effective Time, including (but not limited to) obtaining an advance ruling from the Italian tax authorities to continue the group taxation by the Italian branch with the Italian resident companies that are currently involved in the group taxation with Sorin, (iii) appoint one or more managers to manage the Italian branch in Italy and vest such manager or managers with representation power vis-à-vis third parties and (iv) grant the relevant powers to the Italian branch managers for the management of the Italian branch (including the power to sub-delegate certain of such powers to attorneys-in-fact). Please refer to Paragraph 7 below “Tax Consequences of the Sorin Merger”.

(b)	Merged Company

SORIN S.P.A.

•	is a joint stock company (società per azioni) organized under the laws of Italy;

•	has its registered office at via Benigno Crespi, 17, Milan (Italy);

•	has an authorized and issued share capital of Euro 478,738,144, fully paid-in, represented by no. 478,738,144 ordinary shares, having a par value of Euro 1.00 each, listed on the MTA; and

•	has tax code, VAT number and registration number with the Companies’ Register of Milan 04160490969.

1.6	Publicly available documents

In addition to this Report, the Common Cross-Border Merger Terms and the Transaction Agreement, the following documents to be published, under applicable laws and regulations, in connection with the Sorin Merger, will be made available on the corporate website of Sorin (www.sorin.com), “Investor Relations” section:

(a)	the illustrative report of the Sorin Merger prepared by the HoldCo Managing Body;

(b)	the report on the fairness of the Sorin Exchange Ratio determined on the basis of the values and criteria referred to under Paragraphs 2 and 3 below, to be prepared by RIA Grant Thornton S.p.A., as independent expert appointed upon joint request of Sorin and HoldCo by the Court of Milan, pursuant to Article 9 of the Decree 108/2008, Article 2501-sexies of the ICC and Regulation 9 of the UK Regulations;

(c)	the reference financial statements for the Sorin Merger, pursuant to Article 2501-quater of the ICC and Regulation 7(2)(1) of the UK Regulations, i.e. (i) the statutory financial statements of Sorin as of December 31, 2014, that have been approved by the Board of Directors of Sorin held on March 16, 2015; and (ii) the interim financial statements of HoldCo as of March 31, 2015, approved by Holdco’s sole director on April 16, 2015; and

(d)	the annual statutory and consolidated financial statements of Sorin for the past three fiscal years, i.e. as of December 31 2011, 2012 and 2013 (for HoldCo - incorporated on February 20, 2015 - no annual financial statements are available).

At least fifteen calendar days prior to the date of the extraordinary shareholders’ meeting of Sorin called to discuss and resolve upon the Common Cross-Border Merger Terms (the “Sorin Extraordinary Shareholders Meeting”) Sorin will also make available, on a voluntary basis, an information document prepared pursuant to Article 70, paragraph 6, of the Issuers’ Regulation. The information document will be published on the corporate website of Sorin (www.sorin.com) and will also be made available at the registered office of the Merging Company.

2.	VALUES ATTRIBUTED TO THE MERGING COMPANIES FOR THE PURPOSE OF DETERMINING THE SORIN EXCHANGE RATIO

2.1	Introduction

The Sorin Managing Body determined the Sorin Exchange Ratio based on a valuation of Sorin and HoldCo, as the Merging Companies and on the reference financial statements for the Sorin Merger, pursuant to Article 2501-quater of the ICC and Regulation 7(2)(1) of the UK Merger Regulations, i.e. (i) the statutory financial statements of Sorin as of December 31, 2014, that have been approved by the Board of Directors of Sorin held on March 16, 2015; and (ii) the interim financial statements of HoldCo as of March 31, 2015, approved by Holdco’s sole director on April 16, 2015.

In particular, the Sorin Managing Body considered that:

•	HoldCo is a newly incorporated, wholly-owned subsidiary of Sorin and that, therefore, it would have substantially no impact on the value of the economic capital of HoldCo upon completion of the Sorin Merger;

•	at the Sorin Merger Effective Time, as a result of the Sorin Merger the holders of Sorin Shares, other than the Sorin Excluded Shares, will all be entitled to receive HoldCo Shares;

•	no matter how the Sorin Exchange Ratio is determined and disregarding the effect of the Excluded Sorin Shares, the Sorin Merger will have no dilutive effect, since upon completion of the Sorin Merger the holders of Sorin Shares (other than Excluded Sorin Shares) will hold HoldCo Shares representing the same percentage of HoldCo share capital as the percentage of the Sorin share capital represented by the Sorin Shares held by each of them immediately prior to the effectiveness of the Sorin Merger.

2.2	Approach and valuation methodologies

In connection with Sorin Merger, in order to assess whether the Sorin Exchange Ratio was appropriate within the context of the Transaction set above, Sorin Managing Body has taken into account the valuation of the Merging Companies:

(a)	the value of Sorin shares will be determined on the basis of the relevant accounting net worth as of December 31, 2014 in the Sorin draft statutory financial statements, approved by the Board of Directors of Sorin on March 16, 2015;

(b)	the value of HoldCo shares will be deemed equal to the fully paid-up share capital at incorporation of GBP 50,001.

In the context of Sorin Merger, the objective of the Sorin Board of Directors valuation is to estimate the “relative” equity values in order to determine the exchange ratio; the estimated relative values should not be taken as reference in different contexts.

The tables below set out the relative contribution of Sorin and HoldCo based on the valuation methodology set out above and assuming that both Sorin and HoldCo are valued as stand-alone entities:

Valuation methodology	Sorin	HoldCo	Sorin	HoldCO
	Equity Value (€m)	Equity Value (€m)[2]	relative contribution	relative contribution
Accounting net worth	774.5	0.1	100.0%	0.0%

3.	SORIN EXCHANGE RATIO AND CRITERIA FOR ITS DETERMINATION

As a result of Sorin Merger, HoldCo will succeed to all assets and assume all liabilities of Sorin and the value of HoldCo will be, from a substantial standpoint, almost equal to the value of Sorin immediately prior to Sorin Merger. The shareholders of Sorin, as the sole parent company of the surviving company HoldCo, will receive 0.0472 ordinary shares in the capital of HoldCo for each Sorin Share held by them. The Sorin Exchange Ratio has been set out, within the broader context of the Transaction, taking into account the total number of HoldCo Shares and price per share resulting upon completion of the Transaction in light of a dual listing on the London Stock Exchange and the NASDAQ Stock Market.

Given the specific circumstances, taking into account, in particular, that the merger under exam involves Sorin and its wholly-owned subsidiary, the Sorin Exchange Ratio actually determines, vis-à-vis Sorin shareholders, an effect substantially equivalent to that of a reverse split.

In the light of the above, and taking into account the objective of the valuation analysis, the methods applied as set out above are considered appropriate for the Sorin Merger.

No particular difficulties have arisen as a result of the valuation method used and as a result of the determination of the Sorin Exchange Ratio.

4.	ALLOTMENT OF HOLDCO SHARES AND DATE AS OF WHICH THE HOLDCO SHARES WILL CARRY ENTITLEMENT TO PARTICIPATION IN THE PROFITS OF HOLDCO

4.1	According to the Transaction Agreement and in furtherance of the applicable law, upon the Sorin Merger becoming effective on the Sorin Merger Effective Date, the following events will occur to the Merging Companies’ share capital:

(a)	each share of HoldCo issued and outstanding immediately prior to the Sorin Merger Effective Time shall be cancelled and shall cease to exist, with no consideration being paid with respect thereto;

[2]	Assuming HoldCo valuation of £50,001 and converted in € based on £ / € exchange rate of 1.38931.

(b)	HoldCo will issue HoldCo Shares, for allotment, on the basis of the Sorin Exchange Ratio, to the shareholders of Sorin, in exchange for their Sorin Shares (other than Excluded Sorin Shares), which will be cancelled;

(c)	all Sorin Excluded Shares shall be cancelled and shall cease to exist, with no consideration being paid with respect thereto other than the Redemption Price due in relation to Cash Exit Rights, as further described in Section 10 of this Report; and

(d)	no certificate or script representing fractional shares or book-entry credit of HoldCo Shares will be issued upon the conversion of Sorin Shares, but prior to the Sorin Merger Effective Time, HoldCo and a financial intermediary or a bank which participates in Monte Titoli designated to act as exchange agent (selected by Cyberonics and Sorin and appointed by HoldCo), will determine suitable procedures for the treatment of fractional HoldCo Shares that would have been issued in respect of Sorin Shares in the Sorin Merger, in accordance with market practice in Italy and with the rules and practice of Monte Titoli and reasonably acceptable to Cyberonics and Sorin. HoldCo shall pay all commissions, transfer taxes and other out-of-pocket transaction costs of, and compensation to, the Sorin exchange agent incurred in connection with dealing with any such fractional HoldCo Shares.

In connection with the Sorin Merger, HoldCo shall adopt all necessary corporate instruments so as to be able to issue and allot HoldCo Shares to Sorin shareholders at the Sorin Merger Effective Time in lieu of the Sorin Shares they hold and pursuant to the Sorin Exchange Ratio. In addition, HoldCo shall take all corporate actions necessary to ensure that a sufficient number of HoldCo Shares can be delivered with respect to the Sorin Options (as defined in Paragraph 11.3 below) assumed by it in accordance with the Transaction Agreement and as a consequence of the Sorin Merger.

4.2	The HoldCo Shares which, following the Sorin Merger Effective Time and upon completion of the Transaction, are expected to be listed on NASDAQ and admitted to the standard listing segment of the Official List of the FCA and to trading on the LSE’s Main Market for listed securities, will be allotted and issued in dematerialized form and delivered to the beneficiaries through the relevant centralized clearing system or settlement system with effect as of the closing of the Transaction.

4.3	Further information on the conditions and procedures for allocation of the HoldCo Shares shall be included in a notice published on the corporate website of Sorin (www.sorin.com), as well as in the Italian daily newspaper “Italia Oggi”. Sorin and HoldCo will charge no costs to Sorin shareholders in relation to the above procedures for the allotment of HoldCo Shares.

4.4	Each HoldCo Share will be fully paid and rank pari passu in all respects with all other HoldCo ordinary shares and will carry entitlement to participation in the profits, if any, that may be distributed by HoldCo from January 1 of the fiscal year in which the Sorin Merger Effective Date will fall, which is expected to be 2015.

5.	DATE FROM WHICH THE TRANSACTIONS OF THE MERGING COMPANY WILL BE RECORDED, ALSO FOR TAX PURPOSES, IN THE ACCOUNTS OF THE SURVIVING COMPANY

Pursuant to Article 15 of the Decree 108/2008 and Regulations 16 and 17 of the UK Merger Regulations, and subject to satisfaction of the conditions precedent to the Sorin Merger, as described under Paragraph 1.2 of this Report, or (to the extent allowed) the waiver of any such conditions precedent, as promptly as practicable after the receipt of the Pre-Merger Certificate HoldCo and Sorin will appear by a barrister at the Hearing, to apply for the Sorin Merger Order.

The Sorin Merger will become effective at the Sorin Merger Effective Time, i.e. the time fixed by the High Court of England and Wales in the Sorin Merger Order, which is expected to be approximately 21 days after the Hearing.

The Registrar of Companies of England and Wales will subsequently inform the Companies’ Register of Milan that the Sorin Merger has become effective. It is currently expected that the Sorin Merger will become effective during the second half of 2015 and, in any event, before February 26, 2016.

At the Sorin Merger Effective Time, Sorin will cease to exist and HoldCo will assume any and all assets and liabilities, rights, obligations and other legal relationships of Sorin, save for any shares held by Sorin in HoldCo, which will be cancelled as of the Sorin Merger Effective Time.

The operations of Sorin will be recorded in the accounts of HoldCo as of the Sorin Merger Effective Time, and, as a result, the accounting effects of the Sorin Merger will be recognized in HoldCo’s annual financial statements, also for tax purposes, from that same date.

For purposes of the NASDAQ listing, it is expected that HoldCo will prepare its consolidated financial statements in accordance with US GAAP, which meet the requirements generally applicable for a US domestic issuer with shares listed on NASDAQ. Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquire—Sorin) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer—Cyberonics), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Refer to Section 6 below for further discussion of the accounting acquirer and accounting for Sorin’s assets and liabilities in the Mergers.

In addition, HoldCo will have to prepare financial statements in order to meet UK company law and LSE listing requirements. In accordance with UK company law and LSE listing requirements, HoldCo will apply IFRS as adopted by the European Union (the “EU-IFRS”) in the preparation of its first consolidated financial statements and statutory separate financial statements for the period ending December 31, 2015. In accordance with the above-mentioned EU-IFRS, assets, liabilities and other legal relations of Sorin will be recognized at the date of issue of the relevant shares in the Sorin Merger, under the predecessor-value method.

6.	ACCOUNTING TREATMENT APPLICABLE TO THE SORIN MERGER AND THE TRANSACTION

Sorin prepares its consolidated financial statements in accordance with EU-IFRS. Immediately following the Sorin Merger Effective Time, HoldCo will prepare its consolidated financial statements in accordance with both US GAAP (to meet the requirements generally applicable for a US domestic issuer with shares listed on NASDAQ) and EU-IFRS (in order to meet UK company law and LSE listing requirements).

For purposes of the NASDAQ listing, the combined company will account for the Mergers using the acquisition method of accounting under U.S. GAAP. Accounting Standards Codification (“ASC”) 805 “Business Combinations” (“ASC 805”) provides guidance for determining the accounting acquirer in a business combination when equity interests are exchanged between two entities. ASC 805 provides that in a business combination effected through an exchange of equity interests, such as the Mergers, the entity that issues the equity interests is generally the acquiring entity. However, the acquirer for accounting purposes may not be the legal acquirer (i.e., the entity that issues its equity interest to effect the business combination).

Based on the relative voting rights and presence of the premium paid by Cyberonics for Sorin shares, and after taking in consideration all relevant facts, Cyberonics is considered to be the acquirer for accounting purposes. As a result, the Mergers will be accounted for as a reverse acquisition. At the effective times of the Mergers, Cyberonics’ assets and liabilities will be presented at their pre-combination amounts and Sorin’s assets and liabilities will be recorded at their estimated fair values. This means that the total purchase price will be allocated to Sorin’s tangible and identifiable intangible assets and liabilities based on their estimated relative fair market values at the date of the completion of the Mergers. Final valuations of property, plant and equipment, and intangible and other assets have not yet been completed as management is still reviewing the existence, characteristics and useful lives of Sorin’s intangible assets. Estimates and assumptions are subject to change upon finalization of these preliminary valuations within one year of consummation of the Mergers. The completion of the valuation work could result in significantly different amortization expenses and balance sheet classifications. After completion of the Mergers, the results of operations of both companies will be included in the financial statements of the combined company.

7.	TAX CONSEQUENCES OF THE SORIN MERGER

The Sorin Merger qualifies as a EU cross-border merger transaction within the meaning of Article 178 of the Income Tax Act, implementing the Directive 90/434/EEC of 23 July 1990 (codified in the Directive 2009/133/CE, the Merger Directive).

HoldCo intends to maintain a permanent establishment in Italy (the “Italian P.E.”), to which most of the assets currently owned by Sorin will be attributed upon the Sorin Merger.

Under Article 179 (6) of the Income Tax Act, the Sorin Merger is tax neutral with respect to Sorin’s assets that will remain connected with the Italian P.E. Conversely, such Sorin Merger will trigger the realization at fair market value of capital gains or losses related to Sorin’s assets that will not be connected with the Italian P.E.

Capital gains on certain assets of Sorin that are expected to be transferred out of the Italian P.E. at the time and in connection with the Sorin Merger, including the shareholding in Sorin Group Netherlands N.V. and, possibly, the shareholding in Sorin CRM SAS, will be realized for Italian tax purposes.

Pursuant to Article 180 of the Income Tax Act, the tax-suspension reserves included in Sorin’s net equity before the Sorin Merger need to be booked and reinstated in the Italian P.E.’s accounts after the Sorin Merger, so as to preserve their tax-deferred status.

Sorin does not have any carried-forward losses, on a stand-alone basis or within the tax consolidation currently in place between Sorin and Sorin’s Italian subsidiaries (“Fiscal Unit”). Therefore, the Sorin Merger will not trigger the negative effects provided for by Article 181 of the Income Tax Act.

In case of successful outcome of some tax disputes against the Italian tax authorities in which Sorin is currently involved, the Italian P.E. may be reattributed in the future, in all or in part, those carried-forward tax losses generated by Sorin within the Fiscal Unit that have been temporarily used to offset the higher taxable amounts assessed by Italian tax authorities. Such losses reattributed to the Italian P.E. may be subject to the limitations provided for by Article 181 of the Income Tax Act and, in particular, be carried forward by the Italian P.E. only in proportion to the difference between the assets and liabilities connected with the Italian P.E. and up to the limits of the said difference between the assets and the liabilities connected with the Italian P.E.

Sorin will file a ruling request to the Italian tax authorities in respect of the Sorin Merger. According to Article 124(5) of the Income Tax Act, a mandatory ruling request should be submitted to the Italian tax authorities in order to ensure the continuity, via the Italian P.E., of the Fiscal Unit currently in place between Sorin and Sorin’s Italian subsidiaries. Depending on the outcome of the ruling, it is possible that those carried-forward tax losses generated by Sorin and other group’s companies within the Fiscal Unit, that have been temporarily used to offset the income assessed by Italian tax authorities and may be reattributed, in all or in part, to the Italian P.E. or to such group’s companies in case of successful outcome of the tax disputes currently in place, would become restricted losses and they could not be used to offset the future taxable income of the Fiscal Unit.

8.	EXPECTED SHAREHOLDING AND CONTROL STRUCTURE OF HOLDCO UPON COMPLETION OF THE SORIN MERGER

8.1	The following table shows the interest held by significant shareholders in Sorin (i.e., those holding Sorin Shares representing more than 2% of the voting share capital of Sorin) as of April 20, 2015, on the basis of the information made available to Sorin pursuant to applicable laws and regulations, including Article 120 of Italian Legislative Decree of February 24, 1998 no. 58 (the “Decree 58/1998”)[3]:

Sorin shareholders	Percentage of share capital
Bios S.p.A.	18.863%
Tower 6 Bis S.à r.l.	6.577%
Paulson & Co. Inc.	5.120%
RWC Asset Management LLP	5.013%
Threadneedle Asset Management Holdings Ltd	2.018%

Please note that, as of the date of this Report, Sorin owns no. 2,756,145 treasury shares representing approximately 0.5757% of its overall issued share capital.

8.2	The following table shows the expected percentage interest of major shareholders of Sorin (for illustrative purposes, only those shareholders holding, directly and/or indirectly, more than 0.5% in the HoldCo ordinary share capital are considered) following the Sorin Merger Effective Time, based on the Sorin Exchange Ratio.

Sorin shareholders	Percentage of share capital
Bios S.p.A.	18.972%
Tower 6 Bis S.à r.l.	6.615%
Paulson & Co. Inc.	5.150%
RWC Asset Management LLP	5.042%
Threadneedle Asset Management Holdings Ltd	2.029%
All other shareholders	[● ]%

[3]	Reports by shareholders to Sorin and Consob may be not updated.

9.	EFFECT OF THE SORIN MERGER ON SHAREHOLDERS’ AGREEMENTS

The following shareholders’ agreements, within the meaning of Article 122 of the Decree 58/1998, have been notified to Sorin in accordance with applicable laws and regulations:

(a)	a shareholders’ agreement entered into on May 18, 2011 as subsequently extended and amended, by and among Mittel S.p.A., Equinox Two S.C.A., Tower 6 S. à r.l., Ghea S.r.l. and Tower 6 Bis S. à r.l., concerning the respective relationships as shareholders of Bios S.p.A. and the shareholding held by Bios S.p.A. and Tower 6 Bis S. à r.l. (the “Direct Shareholders”) in Sorin. The shareholders’ agreement relates to no. 121,787,520 Sorin Shares in the aggregate, representing 25.44% of the voting share capital of Sorin. The shareholders’ agreement provides for, in particular, certain rights and obligations for the exercise of the voting rights in Bios S.p.A. and Sorin and a lock-up obligation in relation to the interest held in Bios by the above mentioned shareholders;

(b)	a support agreement entered into on February 26, 2015 by and between Rosario Bifulco (“RB”), current chairman of Sorin Managing Body, and Cyberonics, whereby, among other things, RB committed (i) to vote the no. 2,000,386 shares Sorin Shares held by him- representing in the aggregate approximately 0.4178% of the voting share capital of Sorin - in favour of the Transaction at any shareholders’ meeting of Sorin called to resolve upon the same, (ii) to vote against any resolution which could impede, frustrate or prevent the Transaction, and (iii) not to transfer the above Sorin Shares until completion of the Transaction;

(c)	a support agreement entered into on February 26, 2015 by and between André-Michel Ballester (“AMB”), current CEO of Sorin, and Cyberonics, whereby, among other things, AMB committed (i) to vote the no 926,497 Sorin Shares held by him- representing in the aggregate approximately 0.1935% of the voting share capital of Sorin - in favour of the Transaction at any shareholders’ meeting of Sorin called to resolve upon the same, (ii) to vote against any resolution which could impede, frustrate or prevent the Transaction, and (iii) not to transfer the above Sorin Shares until the completion of the Transaction; and

(d)	a support agreement entered into on February 26, 2015 by and among Mittel S.p.A., Equinox Two S.c.A., Tower 6 S. à r.l., Ghea S.r.l., and the Direct Shareholders, on one side, and Cyberonics, on the other side. The Direct Shareholders hold in the aggregate no. 121,787,520 Sorin Shares (representing approximately 25.44% of the voting share capital of Sorin) and, together with Tower 6 S.à r.l. and Ghea S.r.l., committed, among other things (i) to vote the Sorin Shares held by the Direct Shareholders in favour of the Transaction at any shareholders’ meeting of Sorin called to resolve upon the same, (ii) to vote against any resolution which could impede, frustrate or prevent the Transaction, and (iii) not to transfer the Sorin Shares held by the Direct Shareholders until the completion of the Transaction.

Based on the information made available to Sorin, the Sorin Merger will have the following effect on the above shareholders’ agreements:

•	the shareholders’ agreement under (a) shall remain effective until the fifteenth day following the Sorin Merger Effective Date; and

•	the shareholders’ agreements under (b), (c) and (d) shall remain effective until the Sorin Merger Effective Time.

10.	CASH EXIT RIGHTS TRIGGERED BY THE SORIN MERGER

10.1	Sorin shareholders who will not vote in favour of the Common Cross- Border Merger Terms (the “Qualifying Shareholders”) will be entitled to exercise their cash exit rights pursuant to:

(i)	Article 2437, paragraph 1, letters (a) and (c) of the ICC, given that, as from the Sorin Merger Effective Time, Sorin’s corporate purpose will change and the registered office will be transferred outside Italy;

(ii)	Article 2437-quinquies of the ICC, given that, as from the Sorin Merger Effective Time, Sorin Shares will be delisted from the MTA; and

(iii)	Article 5 of the Decree 108/2008, given that the Surviving Company is and, upon the Effective Time of the Sorin Merger, will be organized and managed under the laws of a country other than Italy (i.e., the laws of England and Wales);

(the “Cash Exit Rights”).

10.2	The effectiveness of any Cash Exit Rights eventually exercised by Sorin shareholders is conditional upon the completion of the Sorin Merger, which requires the High Court of England and Wales issuing an order approving the completion of the Sorin Merger and setting the Sorin Merger Effective Time and the Sorin Merger Effective Date and such order not having been amended, modified, rescinded or terminated prior to the Sorin Merger Effective Time (the “Cash Exit Rights Condition”).

10.3	In accordance with Article 2437-bis of the ICC, Qualifying Shareholders may exercise their Cash Exit Rights, in relation to some or all of their Sorin Shares, by sending notice via registered mail to the registered office of Sorin no later than 15 days following the date of registration of the minutes of the Sorin Extraordinary Shareholders Meeting with the Companies’ Register of Milan. Notice of such registration will be published in the Italian daily newspaper “Italia Oggi” and on Sorin’s corporate website (www.sorin.com).

10.4	In accordance with Article 2437-ter of the ICC, the redemption price payable to Qualifying Shareholders who will exercise Cash Exit Rights will be equal to the arithmetic average of the daily closing price (as calculated by Borsa Italiana S.p.A.) of Sorin Shares for the six-month period prior to the date of publication of the notice of call for the Extraordinary Shareholders Meeting (the “Redemption Price”). Sorin will provide shareholders with information relating to the Redemption Price in accordance with applicable laws and regulations.

10.5	Once the fifteen-day period for the exercise of Cash Exit Rights expires, the Sorin Shares for which Cash Exit Rights have been exercised will be offered by Sorin to its then existing shareholders and subsequently, to the extent remaining unsold, may be offered by Sorin on the market in accordance with applicable laws and regulations. Thereafter, with respect to the remaining unsold Sorin Shares for which Cash Exit Rights have been exercised, the Redemption Price will be paid as provided in Paragraph 10.6 below. Completion of the above offer and sale procedure, as well as payment of the Redemption Price, will be subject to the Cash Exit Rights Condition.

10.6	On or about the Sorin Merger Effective Date, the shareholders who hold the remaining unsold Sorin Shares for which Cash Exit Rights have been exercised shall receive the Redemption Price through the relevant depositaries.

If the Cash Exit Rights Condition has not been satisfied, the Sorin Shares for which Cash Exit Rights have been exercised will continue to be held by the Sorin shareholders who exercised such rights, no payment in cash will be made to such shareholders and the Sorin Shares will not be delisted from the MTA.

11.	IMPACT OF THE SORIN MERGER ON SHAREHOLDERS, CREDITORS AND EMPLOYEES

Pursuant to Article 8 of the Decree 108/2008, the impact of the Sorin Merger with respect to shareholders, creditors and employees of the Merging Companies is described below.

11.1	Impact of the Sorin Merger on shareholders

As to the new shareholding structure and control of HoldCo subsequent to the completion of the Sorin Merger, please refer to Paragraph 8 above, while as to the tax impacts on shareholders, please refer to Paragraph 7 above.

With respect to the rights and obligations of a shareholder of HoldCo, please refer to the HoldCo articles of association to become effective at the Sorin Merger Effective Time, as attached to the Common Cross-Border Merger Terms as Schedule 1.

11.2	Impact of the Sorin Merger on creditors

Sorin creditors whose claims precede the registration of the Common Cross-Border Merger Terms with the Companies’ Register of Milan or its publication on the internet site of Sorin pursuant to Article 2501-bis, paragraph 3, of the ICC, will be entitled to oppose the Sorin Merger, pursuant to Article 2503 of the ICC, within sixty days following the registration provided for by Article 2502-bis of the ICC, unless such term is waived pursuant to applicable law. Even if an opposition is filed, the competent court - if it deems the risk of prejudice to creditors ungrounded or should Sorin post a bond sufficient to satisfy the creditors’ claims - may nonetheless authorize the Sorin Merger, pursuant to Article 2445, paragraph 2, of the ICC.

HoldCo does not have, nor is it expected to have, prior to completion of the Sorin Merger, any creditors, other than professional advisors in connection with the Sorin Merger. Accordingly, the Sorin Merger is not expected to have any material adverse consequences for the creditors of HoldCo, having regard, in particular, to: (i) Regulation 11 of the UK Merger Regulations, pursuant to which a meeting of creditors or classes of creditors may be summoned by the competent court in such manner as the court directs upon an application of the UK merging company or any creditor of the UK merging company; and (ii) Regulation 14 of the UK Merger Regulations pursuant to which the merger terms would require approval by a majority in number, representing at least 75% in value, of the creditors, or classes of creditors present and voting at the meeting under (i).

11.3	Impact of the Sorin Merger on employees

Upon effectiveness of the Sorin Merger and the completion of the mandatory Union’s consultation procedure, the employment contracts existing with Sorin will continue on the same terms and conditions with HoldCo. Therefore, the Sorin Merger is not expected to have any significant impact on the employees of Sorin. HoldCo does not currently have any employees.

Prior to completion of the Transaction, Sorin will commence, and following the Sorin Merger Effective Time HoldCo will continue, a comprehensive evaluation of the combined operations of Sorin and Cyberonics and will identify the best way to integrate the organizations in order to further improve the combined organization’s ability to serve its customers, as well as to achieve revenue and cost synergies.

Sorin will carry out the consultation procedure set out under Article 47 of Italian Law no. 428 of December 29, 1990, as amended.

Additionally, in accordance with the provisions of Article 8 of the Decree 108/2008, this Report will be made available to the representatives of Sorin’s employees at least thirty days prior to the date of the Sorin Extraordinary Shareholders Meeting.

Sorin has currently outstanding certain stock incentive plans for the benefit of officers and employees of the companies belonging to its group. In particular, there are currently stock or stock appreciation rights plans, restricted stock units plans and performance share plans (i.e., the 2012-2014 Long Term Incentive Plan of Sorin, the 2013-2015 Long Term Incentive Plan of Sorin, the 2014-2016 Long Term Incentive Plan of Sorin and the 2012 Deferred Bonus Plan of Sorin ) (the “Sorin Stock Plans”).

Upon effectiveness of the Sorin Merger, (i) the Sorin Stock Plans shall be assumed by HoldCo, and (ii) the equity awards under the Sorin Stock Plans shall be treated, according to the terms and conditions specified in the Transaction Agreement. In particular, at the Sorin Merger Effective Time:

•	each option or stock appreciation right to acquire Sorin ordinary shares or to receive a cash payment based on the value thereof granted under any Sorin Stock Plan (each, a “Sorin Option”) that is outstanding immediately prior to the Sorin Merger Effective Time will be fully vested, cancelled and converted into an option or stock appreciation right based on that number of HoldCo Shares equal to the product (rounded down to the nearest whole number) obtained by multiplying (i) the number of Sorin Shares subject to such Sorin Option immediately prior to the Sorin Merger Effective Time by (ii) the Sorin Exchange Ratio, at an exercise price per share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (a) the per share exercise price specified in the Stock Option immediately prior to the Sorin Merger Effective Time by (b) the Sorin Exchange Ratio (which exercise price may be converted into dollars or pounds based on the applicable currency exchange rates). Following the Sorin Merger Effective Time, except as specifically provided above, each Sorin Option will continue to be governed by the same terms and conditions (including exercisability terms) as were applicable to such Sorin Option immediately prior to the Sorin Merger Effective Time (but taking into account any changes provided for in the applicable Sorin Stock Plan or in any applicable award agreement and any restrictions on replicating such terms and conditions under applicable law);

•	any vesting conditions applicable to each restricted stock unit and each performance share pursuant to the Sorin Stock Plans (other than the 2012-2014 Long Term Incentive Plan or Sorin) will accelerate at 100% of the target level and will be cancelled and will only entitle the holder of such restricted stock unit or performance share award to receive (without interest), at the times specified in the Transaction Agreement, a number of HoldCo ordinary shares equal to the product (rounded down to the nearest whole number) obtained by multiplying (i) the number of Sorin Shares subject to such restricted stock unit or performance share immediately prior to the Sorin Merger Effective Time by (ii) the Sorin Exchange Ratio;

•	each individual who holds any performance shares under the 2012-2014 Long Term Incentive Plan of Sorin will be entitled to receive (without interest), as promptly as practicable after the Sorin Merger Effective Time (but in any event no later than three (3) business days after Sorin Merger Effective Time), a number of Holdco ordinary shares equal to the product (rounded down to the nearest whole number) obtained by multiplying (i) 69.43% of the number of Sorin Shares that would have been payable to such individual with respect to such performance shares pursuant to the terms of such 2012-2014 Long Term Incentive Plan if the respective target levels of performance had been achieved at 100% with respect to such awards by (ii) the Sorin Exchange Ratio; and

•	any vesting conditions applicable to each outstanding deferred bonus share pursuant to the Sorin Stock Plans immediately prior to the Sorin Merger Effective Time (each, a “Sorin Deferred Bonus Share”) will accelerate and each Sorin Deferred Bonus Share will be cancelled and will only entitle the holder of such Sorin Deferred Bonus Share to receive (without interest), as promptly as practicable after the Sorin Merger Effective Time (but in any event no later than three (3) business days after the Sorin Merger Effective Time), a number of HoldCo ordinary shares equal to the product (rounded down to the nearest whole number) obtained by multiplying (i) the number of Sorin Shares subject to such Sorin Deferred Bonus Share immediately prior to the Sorin Merger Effective Time by (ii) the Sorin Exchange Ratio.

HoldCo shall take all corporate actions necessary to ensure that a sufficient number of HoldCo Shares can be delivered with respect to the Sorin Options assumed by it in accordance with the Transaction Agreement and as a consequence of the Sorin Merger.

12.	MAIN FEATURE OF THE WIDER TRANSACTION

12.1	Introduction

For the sake of a complete disclosure in favour of the addresses of this Report, and in addition to the considerations made under Paragraphs 2 and 3 above, in relation to the Sorin Exchange Ratio, please consider that, as already mentioned in Paragraph 1.1.2, the Sorin Merger is part of a wider Transaction aimed at the combination of the businesses of Sorin and Cyberonics.

In the context of the Cyberonics Merger (i.e., merger of Merger Sub with and into Cyberonics in accordance with the DGCL) (i) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Cyberonics Merger Effective Time (as defined below) will be automatically converted into and become one validly issued, fully paid and non-assessable share of common stock, par value USD 0.01 per share, of the surviving corporation in the Cyberonics Merger; and (ii) holders of Cyberonics Shares - other than Excluded Cyberonics Shares (as defined below) - will receive one HoldCo Share with a par value of GBP 1.00 for each Cyberonics Share held. Immediately following the Cyberonics Merger Effective Time, all Excluded Cyberonics Shares will be cancelled and will cease to exist, with no consideration being paid with respect thereto.

According to the Transaction Agreement and in furtherance of the applicable law, upon the Cyberonics Merger becoming effective on the Cyberonics Merger Effective Date, the following events will occur to Cyberonics, Merger Sub and HoldCo’s share capital:

(a)	Merger Sub shall be merged with and into Cyberonics in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease and Cyberonics shall continue as the surviving corporation in the Cyberonics Merger;

(b)	each share of capital stock of Merger Sub issued and outstanding immediately prior to the Cyberonics Merger Effective Time will be automatically converted into and become one validly issued, fully paid and non-assessable share of common stock, par value USD 0.01 per share, of the surviving corporation in the Cyberonics Merger;

(c)	HoldCo will issue HoldCo Shares, for allotment, on the basis of the Cyberonics Exchange Ratio, to the Cyberonics Shares (other than Excluded Cyberonics Shares), in exchange for their Cyberonics Shares, which will be cancelled; and

(d)	all Excluded Cyberonics Shares shall be cancelled and shall cease to exist, with no consideration being paid with respect thereto.

“Excluded Cyberonics Shares” shall mean, collectively, all Cyberonics Shares held in the treasury of Cyberonics or owned of record by Sorin, HoldCo, or Merger Sub or any of their respective wholly-owned subsidiaries.

The Cyberonics Merger will occur immediately after the Sorin Merger and shall become effective on the Sorin Merger Effective Date at the Cyberonics Merger Effective Time, i.e. at a time that is immediately after the Sorin Merger Effective Time.

In connection with the Cyberonics Merger, HoldCo shall adopt all necessary corporate instruments so as to be able to issue and allot HoldCo Shares to Cyberonics’ stockholders at the Cyberonics Merger Effective Time in lieu of the Cyberonics Shares they hold and pursuant to the Cyberonics Exchange Ratio.

The completion of Transaction shall take place only once all conditions precedent to the Sorin Merger and the Cyberonics Merger, as set forth in the Transaction Agreement and reported in Paragraph 1.4 below, have been satisfied or validly waived and all pre-Mergers formalities have been satisfied. As a result of the Mergers, all operations of Sorin will be carried out by Holdco and Cyberonics will be an indirect wholly-owned subsidiary of HoldCo. At the closing of the Transaction, Cyberonics Shares will cease trading on NASDAQ and Sorin shares will cease trading on the MTA, while it is expected that HoldCo Shares will be listed on NASDAQ and admitted to the FCA and to trading on the LSE Main Market for listed securities.

12.2	Values attributed to Sorin and Cyberonics in the context of the wider transaction

The Sorin Managing Body approved the Transaction taking into consideration, among other things, that:

•	both HoldCo and Merger Sub are newly incorporated, wholly-owned (direct and indirect, respectively) subsidiaries of Sorin and that, therefore, they would have substantially no impact on the value of the economic capital of HoldCo upon completion of the Mergers;

•	immediately after completion of the Sorin Merger, completion of the Cyberonics Merger shall also occur;

•	at the Sorin Merger Effective Time and the Cyberonics Merger Effective Time, respectively, as a result of the Mergers the holders of Sorin Shares and the holders of Cyberonics Shares, other than the Sorin Excluded Shares and Cyberonics Excluded Shares, will all be entitled to receive HoldCo Shares;

•	the Cyberonics Exchange Ratio is dependant on the effect of the Sorin Merger and the Cyberonics Merger, respectively, on the aggregate value of the economic capital of HoldCo upon completion of the Transaction;

•	pursuant to the Transaction Agreement and in order to facilitate the Cyberonics Merger and the allotment of HoldCo Shares in the context described herein, the Cyberonics Exchange Ratio has been conventionally established as a fixed ratio of one HoldCo Share per Cyberonics Share.

In light of the above considerations, the Sorin Managing Body deemed it appropriate, to establish an exchange ratio for the Sorin Merger which could simplify the overall allotment of HoldCo Shares as a result of both Mergers and in the context of the Transaction, taking into consideration its structure, rationale and specific features and, for the purpose above, conducting a comparative evaluation of Sorin and Cyberonics.

In performing the relevant valuations, the Sorin Managing Body was assisted by financial advisor Rothschild, which also issued a fairness opinion, dated February 25, 2015, regarding the fairness, from a financial viewpoint, of the Sorin Exchange Ratio having regard to the entire Transaction. The fairness opinion issued by Rothschild will be made available with the information document that will be prepared in accordance with Article 70, paragraph 6, of the Issuers’ Regulation, as mentioned in Paragraph 1.3 preceding.

12.3	Approach and valuation methodologies

The Sorin Managing Body conducted valuations of Sorin and Cyberonics having regard to the overall nature of the Transaction in the context of which the Mergers would take place.

Having said this, for the purpose of the valuations of the companies taking part in the Transaction, the valuation methodologies of the economic capital of Sorin and Cyberonics were chosen taking into account the specific characteristics of the sectors in which the companies operate, their activities, their status as listed companies and the objectives of the valuation itself, in accordance with the criteria commonly used in corporate finance, as well as by applying the methodologies normally adopted in transactions involving the integration of different economic entities.

In the specific context of company valuations for mergers or integrations, the main objective is to estimate the “relative” values of the companies’ economic capital, and these values should not therefore be assumed with reference to contexts other than that in which the Transaction is taking place. Generally, the principle underlying company valuations used to determine if exchange ratios are appropriate consists of homogenizing analysis and estimated criteria for the companies taking part. This involves selecting criteria and methods that follow the same valuation logic and that are most appropriate for the companies being valued, but which nevertheless take into account the differences between them, in order to propose comparable and consistent values that allow the appropriateness of the exchange ratio to be determined.

For the purpose of the analysis to determine the valuation of Sorin and Cyberonics, the companies were considered on a stand-alone basis and as going concerns, thereby leaving aside any potential economic or financial impact that could be generated by the Transaction.

In the case in question, the methods used by the Board of Directors to value Sorin and Cyberonics were the Discounted Cash Flow (“DCF”) and the trading multiples of comparable companies. Other valuation methods were also used purely for information purposes, such as market trading prices and an analysis of financial analysts’ target prices.

In order to value Sorin and Cyberonics on a stand-alone basis, ranges of values were determined for each valuation methodology, whose upper and lower extremes were labeled “Low” and “High” respectively.

12.4	Description of valuation methodologies

DCF methodology

The DCF methodology was adopted in order to calculate the operating cash flows that the companies could generate in the future, taking into account their specific characteristics in relation to profitability, growth, risk level, capital structure and expected investment level.

Based on this method, a company’s economic capital is calculated as the sum of (a) the current value of unlevered operating cash flows expected over the life of a medium- to long-term explicit forecast plan, and in general, (b) the company’s residual value at the end of the explicit forecast period of the cash flows (“terminal value”), net of (c) net financial debt, any value of interests held by third parties and making adjustments for any non-operating assets. The present value of cash flows is usually obtained through the weighted average cost of capital (“WACC”), calculated as the weighted average of cost of equity capital and the cost of debt capital, net of tax effect. The cost of equity is usually estimated using the Capital Asset Pricing Model (“CAPM”).

Comparable companies trading multiples analysis

The comparable companies trading multiples method assumes that a company’s value may be determined using information provided by the market with reference to companies with similar characteristics. Specifically, according to the multiples method, a company’s value may be calculated based on the valuation that the market assigns to comparable companies, expressed as a ratio between the “Enterprise Value” or market capitalization, and certain reference financial indicators (e.g. EBITDA or net profit).

To apply this method, the sample of comparable companies must be determined, as well as the multiples that are best adapted to the characteristics of the companies being analyzed, and the purpose of the analysis itself. Once the multiples for comparable companies have been calculated, and an appropriate range has been identified, this range must be used to calculate the value of the company in question by multiplying it by the relevant financial indicators.

A more accurate valuation of a company’s economic capital is obtained if the companies included in the sample have similar characteristics to the company being analyzed, the type of multiple used reflects the specific nature of the sector and the objective of the analysis, and the multiples of the companies included in the sample are constructed and adjusted coherently and homogenously.

Analysis of trading prices

Market price analysis enables a company’s economic value to be identified with the value attributed to it by the stock market where the company’s shares are traded.

This methodology consists of valuing the company’s shares based on the market price on a certain date, or the average price of the shares registered in the stock market in which the shares are traded over a certain time period.

Specifically, the choice of the time period over which to calculate the average prices must be fairly balanced between the mitigation of any short-term volatility (for which a longer time horizon would be preferable) and the need to reflect the most recent market conditions and the current situation of the company being valued (for which only recent prices should be taken into consideration).

Furthermore, the chosen time period should only include prices that are not influenced by news on the potential transaction in the context of which the valuation is being conducted, or other information which could generate a distortive effect (prices defined as “unaffected”).

Analysis of analysts’ target prices

The methodology consists of analyzing the target prices and recommendations contained in the research of analysts who cover the securities being valued. These prices must be adjusted to reflect solely the stand-alone valuation of the companies being analyzed and not also the effects of announced or potential extraordinary transactions.

In light of the considerations expressed above concerning the values attributed to Sorin and Cyberonics, the Sorin Managing Body conducted a relative valuation of Sorin and Cyberonics within the context of the overall Transaction, in order to determine the potential theoretical value of HoldCo’s economic capital and the relative implicit value per HoldCo Share. In determining the value of the economic capital of HoldCo, the effect of the structure, rationale and specific features of the Transaction as well as their impact on the determination of the relative value of the economic capital of the companies involved, in particular HoldCo, were taken into consideration.

12.5	Application of the selected valuation methods

DCF

The DCF analysis for Sorin and Cyberonics was conducted in order to determine the fundamental valuation of the two companies, calculating the present value of operating cash flows that the Companies could generate in the future.

The methodology was applied to the Sorin and Cyberonics business plans, as prepared by Sorin’s and Cyberonics’ management.

These business plans provide an explicit forecast period for operating cash flow for the years from 2015 to 2019; a terminal value was also estimated for both Companies after the years covered by the explicit forecasts of die respective business plan, based on expected normalized cash flow.

The WACC range for the valuation of Sorin and Cyberonics was constructed as the central value resulting from the application of the CAPM. To determine the economic capital, the Enterprise Value was adjusted for the Companies’ latest net financial debt, along with other adjustments (i.e. unfunded pension liabilities and management long term incentive plans).

Application of market multiples

The market multiples method is based on the application of amounts obtained through the analysis of comparable companies (multiples) to certain financial parameters of the companies being valued.

Two different samples were used for Sorin and Cyberonics, which better reflected the specific characteristics of the companies and the sectors in which they operate, specifically:

•	for Sorin, the sample includes selected medical device manufacturers and medical technology companies (Edwards Lifesciences Corporation, C.R. Bard Inc., Terumo Corporation, Getinge AB, Teleflex Incorporated, Haemonetics Corporation, Thoratec Corporation, Integra LifeSciences Holdings Corporation, HeartWare International Inc., Greatbatch Inc.);

•	for Cyberonics, the sample includes medical device manufacturers (Edwards Lifesciences Corporation, ResMed Inc., Cooper Companies Inc., NuVasive Inc., Integra LifeSciences Holdings Corporation, Globus Medical Inc., HeartWare International Inc., Masimo Corporation).

As the main but not exclusive methodology, the EV/EBITDA and P/E were used as a multiplier of the companies in the sample, having as reference the financial estimates relating to the years 2015 and 2016.

The data for the calculation of the multipliers of the companies in the sample were taken from financial analysts’ consensus forecasts, financial statements and company data.

Other methodologies

In addition to the main methodologies, other methods used for purely information purposes are also shown below.

Analysis of trading prices: the application of this method led to the definition of ranges based, for Sorin and Cyberonics, on the minimum and maximum value of the share price of both Companies over a time period of 6 months and 3 months up to February 20, 2015.

Analysis of financial analysts’ consensus forecasts: the recommendations and target prices of analysts who publish research on Sorin and Cyberonics were examined.

12.6	Relative valuation of Sorin and Cyberonics

The Board of Directors also compared the value of Sorin with the value of Cyberonics shares.

For the valuation of Sorin’s and Cyberonics’s Enterprise Values and Equity Values, the DCF and the comparable companies trading multiples were used as the reference methodologies, supported and verified by the results of the trading prices and financial analysts’ consensus forecasts.

With regards to the valuation of Sorin’s and Cyberonics’ Enterprise Values based on DCF, the present value of stand-alone, unlevered, after-tax free cash flows generated by both companies over fiscal years 2015 through 2019 were estimated. The terminal value of both companies have been estimated on the basis of a long term growth rate “g”. The Enterprise Value ranges have been determined based on sensitivities on the WACC at which the companies’ cash flows were discounted. The DCFs of Sorin and Cyberonics in the Low and High cases assume different valuation hypotheses as regards the WACC.

Starting from Sorin’s and Cyberonics’ Enterprise Values, the theoretical value of Sorin’s and Cyberonics’ economic capitals resulting was then defined, by subtracting the net financial debt, along with other adjustments (i.e. unfunded pension liabilities and management long term incentive plans) as at December 31, 2014.

With regards to the valuation with market multiples, for each of the selected companies, the Board of Directors reviewed (i) enterprise value calculated as market value based on closing prices on February 20, 2015, plus debt, less cash and other adjustments, as a multiple of estimated EBITDA (EV/EBITDA), and (ii) price as a multiple of earnings (P/E), in each case for the fiscal years 2015 and 2016.

The Low and High cases have been estimated applying the median EV/EBITDA and P/E multiples observed for the selected samples to Sorin’s and Cyberonics’ calendar year 2015 and 2016 estimated EBITDA and earnings respectively.

The table below sets out the outcome of the relative valuation of Sorin and Cyberonics conducted by the Sorin Managing Body based on the main valuation methodologies and assuming that both Sorin and Cyberonics are valued as stand-alone entities:

	Low	High
DCF	0.0463	0.0484
Market Multiples – EV – EBITDA	0.0445	0.0495
Market Multiples – P/E	0.0355	0.0415

12.7	Difficulties and limits encountered in the valuation analysis

There are no difficulties to be reported encountered in the relative valuation of Sorin and Cyberonics.

In the context of the valuations conducted in respect of the Transaction and on the companies taking part therein, in order to conduct the valuation analysis described in the paragraphs above, the following were taken into consideration: (a) the particular characteristics of the companies taking part in the Transaction, and (b) the typical critical issues that result from the application of the valuation methods adopted.

In particular:

(i)	certain valuation methodologies, including the DCF and comparable companies trading multiples, were applied using economic and financial estimates relating to future years that were prepared by the management of the companies. These estimates largely depend on macroeconomic assumptions, the outlook of the reference market in which Sorin and Cyberonics operate, and are therefore by their very nature subject to a degree of risk and uncertainty;

(ii)	the analyses conducted assume that the current regulatory framework in which Sorin and Cyberonics operate presents business continuity requirements with respect to the past, and will not be changed as a consequence of the Transaction;

(iii)	the market multiples analysis is based on a sample of companies operating in the medical devices and medical technology sectors. The Sorin Managing Body believes that this sample represents the best possible reference benchmark in terms of comparison. However, each company considered has a specific nature, and none of the companies in the sample can be considered fully comparable to the companies being valued;

(iv)	the analysis of market prices presents intrinsic problems relating both to the underlying assumption that the market is sufficiently liquid and efficient, and to price volatility. Furthermore, the prices of the companies being analysed could also be influenced by events unrelated to the companies themselves;

(v)	the Transaction is marked by uncertainties beyond the external macroeconomic environment or future estimates, but which may have a significant economic and financial impact;

(vi)	the above does not take into account any events subsequent to the analyses reference date.

12.8	Expected shareholding and control structure of HoldCo upon completion of the Transaction

The following table shows the parties that hold directly and/or indirectly voting shares in Cyberonics in excess of 5%, based on information provided by Cyberonics for inclusion in the form s-4 filed by HoldCo on April 17, 2015. Applicable percentage ownership and voting power is based on 25,992,252 shares of Cyberonics common stock outstanding (not including any treasury shares) as of April 7, 2015:

Cyberonics stockholders	Percentage of voting share capital[4]
BlackRock, Inc.	9.65%
Renaissance Technologies LLC	7.99%
The Vanguard Group, Inc.	6.23%
Palo Alto Investors, LLC	5.83%
Brown Capital Management, LLC	5.69%

[4]	Outstanding voting share capital, not including any treasury shares.

The following table shows the expected percentage interest of major shareholders of HoldCo (for illustrative purposes, only those shareholders holding, directly and/or indirectly, more than 0.5% in the HoldCo ordinary share capital are considered) following the Sorin Merger Effective Time and the Cyberonics Merger Effective Time, based on the Sorin Exchange Ratio and the Cyberonics Exchange Ratio. Percentages indicated hereafter have been calculated assuming that: (a) the shareholding structure of Sorin and Cyberonics as described in Sections 8.1 and 8.2 above will not vary until the Transaction is completed; (b) no Sorin shareholder will exercise Cash Exit Rights (as defined in Section 10 below) in connection with the Sorin Merger; (c) the treasury shares held by Sorin will be kept in Sorin’s portfolio and cancelled in the context of the Sorin Merger; and (d) the treasury shares held by Cyberonics will be kept in Cyberonics’ portfolio and cancelled in the context of the Cyberonics Merger.

HoldCo shareholders	Percentage of share capital[5]
Bios S.p.A.	8.597%
BlackRock, Inc.	5.601%
Renaissance Technologies LLC	4.551%
The Vanguard Group, Inc.	3.483%
Palo Alto Investors, LLC	3.244%
Brown Capital Management, LLC	3.161%
Tower 6 Bis S.à r.l.	2.998%
Paulson & Co. Inc.	2.334%
RWC Asset Management LLP	2.285%
Threadneedle Asset Management Holdings Ltd	0.920%

* * * * *

[5]	Based on fully diluted outstanding shares.

RESOLUTION PROPOSAL

Dear Shareholders,

In consideration of the foregoing, the Board of Directors of Sorin S.p.A. hereby recommends and submits to your approval the following resolution proposal:

The extraordinary shareholders’ meeting of Sorin S.p.A.

•	having acknowledged the completion of the filing formalities for the common cross-border merger terms pursuant to Articles 2501-ter of the Italian Civil Code and 6 of Italian Legislative Decree of May 30 2008, no. 108, of the publication on the Italian Official Gazette of the information under Article 7 of Italian Legislative Decree of May 30, 2008, no. 108 as well as of the deposit pursuant to Article 2501-septies of the Italian Civil Code and of the other relevant filings;

•	having examined and discussed the common cross-border merger terms relating to the merger by absorption of Sorin S.p.A. into Sand Holdco Plc and the illustrative report of the Board of Directors - with the respective attachments;

•	having acknowledged the merger financial statements, i.e. the draft statutory financial statements of Sorin S.p.A. as of December 31, 2014, as well as the merger balance sheet of Sand Holdco Plc as of March 31, 2015;

•	having acknowledged the report on the fairness of the exchange ratio issued by the auditor RIA Grant Thornton S.p.A., in its capacity as expert appointed by the Court of Milan pursuant to Article 2501-sexies of the Italian Civil Code, Article 9 of Italian Legislative Decree of May 30, 2008, no. 108 and Article 9 of the Companies (Cross-Border Mergers) Regulations 2007;

•	having considered the attestation rendered by the Board of Statutory Auditors as to the currently issued share capital being fully paid-up resolves

1.	to approve the common cross-border merger terms relating to the merger by absorption of Sorin S.p.A. into its wholly-owned subsidiary Sand Holdco Plc, having registered office at c/o Legalinx Limited, 1 Fetter Lane, London (United Kingdom), registered in the Registrar of Companies of England and Wales under no. 9451374, such merger terms having been regularly published in accordance with applicable laws, deposited at the respective registered offices of Sorin S.p.A. and Sand Holdco Plc and published on the website of Sorin S.p.A., which implies, among other things:

(a)	the cancellation of all no. 50,001 shares of Sand Holdco Plc, having a par value of GBP 1.00 (one) each, held by Sorin S.p.A.;

(b)

the cancellation and replacement with Sand Holdco Plc ordinary shares of all no. 478,738,144 (four hundred seventy eight million seven hundred thirty eight thousand one hundred forty four) shares of Sorin S.p.A., having a par value of Euro 1.00 (one) each, held by third party shareholders (other than Sorin S.p.A., Sand Holdco Plc, Cypher Merger Sub, Inc. and Cyberonics, Inc.), the surviving entity, under the exchange ratio of 1 (one) ordinary share of Sand HoldCo Plc, regular entitlement as of the issue date, having a par value of 1.00 (one) GBP each, per 0.0472 (zero point zero four seven two) ordinary shares of Sorin S.p.A., having a par value of Euro 1.00 (one) each, without cash adjustment, as a result of a share capital increase of Sand Holdco Plc for maximum 22,596,440.00 (twenty two million five hundred ninety six thousand four hundred forty) GBP, through the issue of a maximum number of 22,596,440 (twenty two million five hundred ninety six thousand four hundred forty) new ordinary shares, par value 1.00

GBP each, regular entitlement as of the issue date, to be allotted, in dematerialized form, exclusively to shareholders of the merging entity Sorin S.p.A., other than the same company, under the above exchange ratio, without prejudice to the rescission rights pursuant to Articles 2437, paragraph 1, letters (a) and (c) and 2437-quinquies of the Italian Civil Code and of Article 5 of Italian Legislative Decree of May 30, 2008, no. 108; all of the above as reported in the common cross-border merger terms;

(c)	the adoption, by the surviving entity Sand HoldCo Plc, effective upon effectiveness of the merger vis-à-vis third parties, of the articles of association attached to the common cross-border merger terms, as resulting from the amendments and corrections to be made in accordance with what has been reported in the common cross-border merger terms;

2.	to determine that the cross-border merger by absorption of Sorin S.p.A. into its wholly-owned subsidiary Sand Holdco Plc, and the liquidation of cash exit rights under item 1. preceding shall occur subject to fulfillment (or waiver, to the extent allowed), of all conditions precedent mentioned in paragraph 14 of the merger terms and specified in the illustrative report on the merger terms prepared by the Board of Directors of Sorin S.p.A.;

3.	to acknowledge that, following completion of the merger under item 1. preceding, Sand Holdco Plc will issue, dematerialized ordinary shares to be allotted to the shareholders of Cyberonics, Inc., other than Sand Holdco Plc, under the exchange ratio of no. 1 (one) new ordinary share of Sand Holdco Plc, with regular entitlement as of the issue date, for each 1 (one) Cyberonics, Inc. share; all of the above in accordance with the laws of England and Wales and the laws of the State of Delaware (USA);

4.	to grant the Board of Directors with any required or suitable power and authority to ascertain the fulfilment of and/or to waive the conditions precedent to the merger, as mentioned in item 2. preceding, except for the conditions whose fulfilment shall be deemed non-waivable by the Board of Directors;

5.	to grant the Chairman and the Chief Executive Officer, severally and not jointly, each with the power to appoint special attorneys, all other required powers to implement the merger, subject to the provisions of applicable law and of the merger terms, with the authority – in particular - to verify and ascertain the fulfilment of each of the conditions precedent mentioned under item 2. above and to issue and execute any deeds and statements in relation to the above, to determine the effects of the transaction, to enter into and execute any deeds and documents and to carry out any other required or suitable activity towards the successful completion of the transaction;

6.	without limitation of the foregoing, to grant the Chairman and the Chief Executive Officer, severally and not jointly, with the authority to appoint and be replaced by special attorneys, all necessary powers to:

(a)	carry our all required and/or suitable activities in order to obtain all authorizations and permits from the competent foreign authorities required for the completion of the merger by absorption of Sorin S.p.A. into Sand Holdco Plc;

(b)	enter into and execute the public deed of merger, as well as any acknowledgement, supplement and/or amendment thereof which may be required or advisable for the purpose of implementing the above resolutions, setting any clauses, terms and conditions, also in relation to the corporate bodies of the surviving entity, in compliance with the common cross-border merger terms, also in the event of denial, or partial or conditional or reserved obtainment of one or more of the authorizations and permits mentioned under item (a) preceding, to the extent the any such activity allows the completion of the transaction and does not materially prejudice the implementation of the merger in accordance with the common cross-border merger terms, as well as to fulfil any disclosure requirements in connection with the merger deed, waving the liability of the competent offices;

(c)	to carry out any required formality so that the resolutions hereby adopted are registered in the companies’ register, with the authority, in particular, to make any amendments, deletions and supplements, to the extent not material, that may be required for the purpose of the registration.

* * * * *

Milan, April 20, 2015

For and on behalf of the Board of Directors

The Chairman

Rosario Bifulco

REPORT OF THE BOARD OF DIRECTORS
OF SAND HOLDCO PLC
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1. INTRODUCTION
1.1 This directors’ report (the “Directors’ Report”) has been prepared in connection with the cross-border merger of Sorin S.p.A. (the “Transferor Company”) and Sand Holdco PLC (the “Transferee Company”). The cross-border merger will be implemented as a merger by means of merger by absorption in accordance with the Cross Border Mergers Directive (2005/56/EC) (the “Directive”) as implemented in the United Kingdom by the Companies (Cross-Border Mergers) Regulations 2007 (SI 2007/2974), as amended (the “UK Regulations”) and as implemented in Italy by the Italian Legislative Decree of 30 May 2008, no. 108 (the “Italian Regulations”) (the “Sorin Merger”).
1.2 This Directors’ Report has been prepared by the Board of Directors of the Transferee Company (the “Board of Directors”) in accordance with regulation 8(1) of the UK Regulations.
1.3 As required by regulation 8(2) of the UK Regulations, the purpose of this Directors’ Report is to:
1.3.1 explain the effect of the cross-border merger for members, creditors and employees of the company; and
1.3.2 state:
(a) the legal and economic grounds for the draft terms;
(b) any material interests of the directors (whether as directors or as members or as creditors or otherwise); and
(c) the effect on those interests of the cross-border merger, in so far as it is different from the effect on the like interests of other persons.
2. GENERAL INFORMATION ABOUT THE TRANSFEREE COMPANY
2.1 The Transferee Company was incorporated on 20 February 2015 as a private limited company under the Companies Act 2006 (registered no. 9451374) and was re-registered as a public limited company on 17 April 2015. The Transferee Company’s registered office is at c/o Legalinx Limited, 1 Fetter Lane, London, EC4A 1BR, United Kingdom.
2.2 As at the date of this Directors’ Report, the issued share capital of the Transferee Company is £50,001, consisting of one ordinary share of £1 and 50,000 redeemable non-voting shares of £1 each held by Sorin S.p.A.
2.3 As at the date of this Directors’ Report, the Transferee Company does not have any employees and no employee representatives exist in the Transferee Company.
2.4 The Transferee Company does not have, nor expect to have prior to the completion of the Sorin Merger, any creditors, other than professional advisers in connection with the Sorin Merger.
3. MATERIAL INTERESTS OF THE TRANSFEREE COMPANY DIRECTORS AND THE EFFECT OF THE SORIN MERGER ON THOSE INTERESTS
3.1 Brian Dominic George Sheridan and Demetrio Franco Mauro (the “Directors”) are the directors of the Transferee Company.
As at 17 April 2015 the Directors held the following interests in the Transferor Company:
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Name	Shares held in Sorin S.p.A	Performance shares (outstanding)	Deferred bonus shares (outstanding)	Share appreciation rights
Brian Dominic George Sheridan	100,956	222,882	136,153	132,702
Demetrio Franco Mauro	291,064	315,942	191,569	185,251

Other than described above, the Directors do not have any material interests in the Sorin Merger.
The Directors will participate in the Sorin Merger on the same terms as other shareholders.
No special advantages or benefits have been or will be granted, in connection with the Sorin Merger, in favour of any members of the Board of Directors, except for: (a) conventional indemnification obligations assumed by the Transferee Company in favour of the members of the Board of Directors and insurance policies that will be activated by the Transferee Company for this purpose; and (b) the retention plans in favour of certain members of the Board of Directors, as provided in the Merger Agreement (as defined below).
4. THE LEGAL GROUNDS FOR THE SORIN MERGER
4.1 The Sorin Merger will be implemented by way of an absorption of the Transferor Company into the Transferee Company in accordance with the terms of the merger plan which has been produced jointly by the Transferee Company and the Transferor Company in accordance with regulation 7(1) of the UK Regulations and Article 6 of the Italian Regulations (the “Merger Plan”).
4.2 Under the UK Regulations the Sorin Merger will become effective not less than 21 days after the High Court of England and Wales (the “Court”) makes an order sanctioning the Sorin Merger. It is anticipated that the effective date of the Sorin Merger (the “Effective Date”) will be in or around the third quarter of 2015.
4.3 The Sorin Merger is part of a larger transaction involving the combination of the Transferor Company and Cyberonics, Inc., a Delaware corporation with shares listed on the NASDAQ (the “Transaction”).
4.4 The Transaction is governed by a merger agreement between, among others, the Transferor Company, the Transferee Company, Cyberonics, Inc. and Cypher Merger Sub, Inc. (a wholly owned subsidiary of the Transferee Company, incorporated under the laws of Delaware) (the “Merger Agreement”).
4.5 The Merger Agreement provides that the Transaction will be implemented through the following transactions:
4.5.1 the Sorin Merger; and
4.5.2 under applicable US law, the merger of Cypher Merger Sub, Inc. into Cyberonics, Inc.
4.6 As a result of the Transaction, the Transferee Company will become the new holding company for the combined group. The Transferee Company will be tax resident in the United
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Kingdom and will have its shares listed on the NASDAQ and the LSE. The Transferee Company will continue to operate in Italy through a branch to be established by the Transferee Company that meets the definition of permanent establishment under Article 162 of the Italian Consolidated Income Tax Act approved with Presidential Decree no. 917 of December 22, 1986 and Article 5 of the Italy-UK Tax Convention entered into on October 21, 1988.
4.7 Completion of the Sorin Merger and the Transaction is conditional upon the satisfaction or waiver of the conditions precedent set out in the Merger Agreement and the Merger Plan.
4.8 The Sorin Merger is being carried out as a cross-border merger in accordance with the Directive because it provides the most simple and efficient legal process for achieving the Transferor Company’s objective to re-domicile its business to the United Kingdom, which has been agreed as an integral part of the Transaction.
5. THE ECONOMIC GROUNDS FOR THE SORIN MERGER
5.1 The Transaction is expected to:
5.1.1 create a new premier global medical technology company by combining existing strengths and expertise of two major players in the industry, Sorin S.p.A and Cyberonics, Inc.;
5.1.2 create a global leader in the large and growing markets for cardiac surgery and neuromodulation and a leading innovator in cardiac rhythm management with a diversified product portfolio, leveraging product technologies and complementary marketing capabilities;
5.1.3 drive significant value for the Transferor Company’s shareholders by leveraging combined strengths and economies of scale, so maximising the leadership position of the combined organization in the areas of cardiac surgery, neuro-modulation and cardiac rhythm management;
5.1.4 capture new opportunities and create new solutions to benefit patients and healthcare professionals;
5.1.5 improve the performances of the employees of the Transferor Company in a global and integrated working context, which will stimulate the sharing of technical expertise and support faster innovations;
5.1.6 enable broader investment in new medical technology solutions for patients and customers and provide the ability to fund future growth opportunities;
5.1.7 enhance the combined organization’s access to capital with the dual listing on the NASDAQ and the LSE, that will improve the liquidity of the shares as well as the ability to attract a wider, global investor base; and
5.1.8 increase the strategic flexibility of the combined organization to pursue attractive acquisition and strategic investments opportunities.
5.2 The directors believe that the promising opportunities offered by the globalised economy could be better exploited by a global player, with expertise spanning several markets (including heart failure, sleep apnea and percutaneous mitral valve).
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6. CONSEQUENCES OF THE SORIN MERGER FOR THE SHAREHOLDERS OF THE TRANSFEREE COMPANY
6.1 The Transferee Company has one shareholder, namely the Transferor Company, with shares held by the Transferor Company in the Transferee Company being automatically cancelled on the Effective Date.
6.2 The consequences of the Sorin Merger are that the assets and liabilities and all rights and obligations arising from the contracts of employment of the Transferor Company will be transferred to the Transferee Company, the Transferor Company will be dissolved, and the shareholders of the Transferor Company will, on the Effective Date, become shareholders of the Transferee Company.
6.3 The shareholders of the Transferee Company will be asked to approve the Sorin Merger at a meeting of the shareholders of the Transferee Company to take place on or around the third quarter of 2015 (the “Court Meeting”). In order for the Sorin Merger to proceed, the Merger Plan must be approved by a majority in number, representing 75% in value, of each class of shareholders of the Transferee Company, present and voting either in person or by proxy at the Court Meeting.
7. CONSEQUENCES OF THE SORIN MERGER FOR THE EMPLOYEES OF THE TRANSFEREE COMPANY
The Transferee Company has no employees as of the date of this Directors’ Report.
8. CONSEQUENCES OF THE SORIN MERGER FOR THE CREDITORS OF THE TRANSFEREE COMPANY
8.1 The Sorin Merger is not expected to have any material adverse consequences for the creditors of the Transferee Company. For the purposes of regulation 8(3) of the UK Regulations, there are no debenture holders of the Transferee Company.
9. AVAILABILITY OF THIS REPORT
9.1 Copies of the Merger Plan, a report by an independent expert prepared in accordance with regulation 9 of the UK Regulations and Article 9 of the Italian Regulations, and of this Directors’ Report shall be made available to the employees and shareholders of the Transferee Company for inspection at the registered address of the Transferee Company, at least one month prior to the Court Meeting. This Directors’ Report will also be disclosed in Italy by the Transferor Company in accordance with applicable Italian laws and regulations.
9.2 This Directors’ Report has been approved for and on behalf of the Board of Directors.
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Auditors’ report on the share exchange ratio, prepared in accordance with art. 2501-sexies of the italian Civil Code, art. 9 of Legislative Decree no 108 of 30 may 2008 and regulation 9 of the Companies (cross-border mergers) Regulations 2007.
Ria Grant Thornton S.p.A.
Corso Vercelli 40
20145 Milano
Italy
T 0039 (0) 2 3314809
F 0039 (0) 2 33104195
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W www.ria-grantthornton.it
To the Shareholders of
Sorin S.p.A.
Sand HoldCo Plc
1. Scope and purpose of the engagement
With regard to the planned cross-border merger of Sorin S.p.A. (“Sorin” or “Merging Company”) with and into Sand HoldCo Plc (“HoldCo” or “Surviving Company”), we have been appointed by the Courts in Milan (under decree no 2806/2015 of 20 March 2015, deposited on 23 March 2015) as common expert entrusted with forming an opinion on the reasonableness of the ratio for the exchange of the shares in the Surviving Company with the shares in the Merging Company (the “Sorin Exchange Ratio”) in terms of Art. 2501-sexies of the Italian Civil Code, as well as Art. 9 of Legislative Decree no 108 of 30 May 2008, as amended, and Regulation 9 of the Companies (Cross-Border Mergers) Regulations 2007 (SI 2007/2974), as amended, (the “UK Regulations”), which implement the European Directive on cross-border mergers (EC Directive 2005/56/EC).
For the purposes of our engagement, we received from Sorin and HoldCo:
(i) the common cross border terms for the merger of Sorin with and into HoldCo (the
“Sorin Common Cross Border Merger Terms”), approved by the Board of Directors of Sorin (the “Sorin Board of Directors”) and by the Board of Directors of HoldCo (the “HoldCo Board of Directors” and, together with the Sorin Board of Directors, the “Boards of Directors”) on 20 April 2015;
(ii) the illustrative report of the Sorin Board of Directors (the “Report of the Directors”) which, in paragraphs 2 and 3, describes, illustrates and explains, in terms of Art. 2501-quinquies of the Italian Civil Code and Art. 8 of Legislative Decree no 108 of 30 May 2008, as subsequently amended, the Sorin Exchange Ratio, together with the illustrative report of the HoldCo Board of Directors prepared in accordance with Regulation 8 of the UK Regulations (the “Report of the HoldCo Board of Directors” and, jointly with the Report of the Directors, the “Reports of the Directors” or even just the “Reports”);
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(iii) the separate and consolidated financial statements of Sorin at 31 December 2014 and the balance sheet of HoldCo at 31 March 2015, approved respectively by the Sorin Board of Directors on 16 March 2015 and by the HoldCo Board of Directors on 16 April 2015, which constitute the balance sheets required by Art. 2501-quater of the Italian Civil Code.
The Reports of the Directors provide information about the merger of Sorin with and into HoldCo, a company wholly owned by Sorin (the “Sorin Merger”), and illustrate and justify, from a legal and economic perspective, the Sorin Common Merger Terms and, in paragraphs 2 and 3, the Sorin Exchange Ratio.
The Sorin Common Merger Terms will be presented for approval by an Extraordinary General Meeting of the Shareholders of Sorin scheduled for 26 May 2015. Similarly, the Sorin Common Merger Terms will be presented for approval by a General Meeting of HoldCo which will be convened in accordance with applicable UK legal requirements.
2. The Sorin Merger
The Sorin Merger qualifies as a cross-border merger within the meaning of the EU Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies, implemented in the United Kingdom by the UK Regulations and, in Italy, by Legislative Decree 108/2008.
As stated in the Report of the Directors, the Sorin Merger does not constitute a merger pursuant to Article 2501-bis of the ICC.
Pursuant to Legislative Decree 108/2008 and the UK Regulations, the Sorin Merger will be effective as from the time and date that will be set by the High Court of England and Wales through the order issued under Regulation 16 of the UK Regulations.
By means of the Sorin Merger, on the effective date, each holder of ordinary Sorin shares issued and in circulation shall receive, for each Sorin share held, 0.0472 HoldCo shares i.e. 472 newly issued HoldCo shares in exchange for 10,000 Sorin shares.
The Report of the Directors states that Sorin shareholders who do not vote in favour of the Sorin Common Cross-Border Merger Terms will be entitled to cash exit rights in terms of Article 2437(1)(a) and (c) of the Italian Civil Code, Article 2437-quinquies of the ICC and Article 5 of Legislative Decree 108/2008 (the “Cash Exit Rights”).
The Sorin Board of Directors also specifies that no other payments shall be made under the Sorin Exchange Ratio and no cash adjustment shall be made by HoldCo to the benefit of Sorin shareholders in respect of their Sorin Shares or the transfer of Sorin’s assets and liabilities to HoldCo pursuant to the Sorin Merger, except for the payment of the redemption price with respect to Sorin Shares for which the Cash Exit Rights have been exercised.
The Report of the Directors notes that Sorin holds 2,756,145 treasury shares, with voting rights suspended, that will be cancelled in relation to the Sorin Merger.
In order to provide further information to the shareholders of Sorin and HoldCo, the Sorin Board of Directors notes that the Sorin Merger is part of a wider transaction (the “Transaction”), aimed at the combination of the businesses of Sorin and Cyberonics, Inc., a Delaware corporation (USA) with shares listed on NASDAQ (“Cyberonics”).
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In the context and for the purpose of the Transaction, on March 23, 2015, Sorin, HoldCo, Cyberonics and Cypher Merger Sub, Inc. (a Delaware corporation and wholly-owned subsidiary of HoldCo; “Merger Sub”) entered into a transaction agreement (the “Transaction Agreement”), a copy of which regulates what the parties have agreed in relation to the Transaction.
As stated by the Sorin Board of Directors in the Report of the Directors, the Transaction Agreement provides inter alia that, once the Sorin Merger is effective, Merger Sub will merge with and into Cyberonics (the “Cyberonics Merger”) in accordance with company law of the State of Delaware, whereby (i) each share of Merger Sub will be automatically converted into and become one validly issued, fully paid and non-assessable share of common stock, par value USD 0.01 per share, of the surviving corporation in the Cyberonics Merger; and (ii) holders of Cyberonics shares will receive one HoldCo Share with a par value of GBP 1.00 for each Cyberonics Share with a par value of USD 0.01 held (the “Cyberonics
Exchange Ratio”).
The Sorin Board of Directors also notes that, following the Sorin Merger and the subsequent Cyberonics Merger, all operations of Sorin will be carried out by Holdco and Cyberonics will be an indirect wholly-owned subsidiary of HoldCo.
At the closing of the Transaction, Cyberonics Shares will cease trading on NASDAQ and Sorin shares will cease trading on the MTA, while it is expected that HoldCo shares will be listed on NASDAQ and admitted to the standard listing segment of the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange.
3. Scope and nature of this opinion
In order to provide the shareholders of Sorin and HoldCo (together, the “Companies Participating in the Sorin Merger”) with information on the Sorin Exchange Ratio, this opinion describes the method followed by the Boards of Directors in determining the Sorin Exchange Ratio and the valuation issues encountered by them. It also contains our considerations on the appropriateness of the method in the circumstances, in terms of its reasonableness and non-arbitrary nature, and also on the correct application of the method.
When examining the valuation method adopted by the Boards of Directors of the Companies Participating in the Sorin Merger, we did not perform an economic valuation of Sorin or HoldCo. Such a valuation was performed exclusively by the Sorin Board of Directors and the HoldCo Board of Directors.
The Sorin Merger is part of a wider transaction aimed at combining the businesses of Sorin and Cyberonics, as described by the Boards of Directors in their Reports and outlined above in paragraph 2.
As we shall confirm in more detail in paragraph 10 below, the subsequent phases of the Transaction, including the Cyberonics Merger and the further issue of shares by HoldCo to the current holders of shares of Cyberonics on the basis of the Cyberonics Exchange Ratio, are not covered by this opinion.
Therefore, any comments made here in relation to the valuations of Sorin and HoldCo by the respective Boards of Directors and in relation to the determination of the Sorin Exchange Ratio must be considered as strictly relating to the Sorin Merger only and not to the wider Transaction as a whole, which is not covered by this opinion.
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4. Documentation used
During our work, we obtained directly from Sorin and HoldCo the documents and information considered useful for our purposes.
We analysed the documentation received, as follows:
a) The Sorin Common Cross-Border Merger Terms and the Reports of the Directors that will be presented to the respective General Meetings and which propose, with reference to the financial statements of Sorin at 31 December 2014 and the HoldCo balance sheet at 31 March 2015, the following Sorin Exchange Ratio:
0.0472 ordinary, newly issued HoldCo shares with a par value of GBP 1.00 each for each ordinary share of Sorin with a par value of Euro 1.00 each.
There shall be no cash adjustment.
b) The draft minutes of the Sorin Board of Directors meeting of 20 April 2015 and the HoldCo Board of Directors meeting of 20 April 2015 which approved the respective Reports, as above;
c) The separate and consolidated financial statements of Sorin at 31 December 2014, prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“IFRS”), as accompanied by the Directors Report, the Report of the Board of Statutory Auditors and the Independent Auditors’ Report and approved by the Sorin Board of Directors on 16 March 2015;
d) The balance sheet of HoldCo at 31 March 2015, prepared in accordance with accounting standards applicable in the United Kingdom (“UK Accounting Standards”) as accompanied by the Notes prepared by the Sole Director and the Independent Auditors’ report and approved by the Sole Director of HoldCo on 16 April 2015;
e) The balance sheet of HoldCo at 20 April 2015;
f) The current Articles of Association of Sorin and the current and post-merger Articles of Association of HoldCo; the last document is attached to the Sorin Common Cross-Border Merger Terms;
g) The minutes of meetings of the Sorin Board of Directors, the Sole Director of HoldCo, the HoldCo Board of Directors, the Board of Statutory Auditors and the Committees, where provided for, of the Companies Participating in the Sorin Merger, including supporting documentation relating to the Sorin Common Cross-Border Merger Terms, also in draft form;
h) General ledger, management accounting and other information and documentation considered useful for the purposes of this engagement;
i) Press releases and information relating to the Sorin Merger made public by Sorin.
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Finally, we obtained specific representations, by means of a representation letter issued by Sorin and HoldCo on 23 April 2015, that, to the best knowledge of the Boards of Directors and the Management of Sorin, there have been no significant changes or facts and circumstances requiring material adjustment to the figures and information taken into consideration during performance of our work.
5. Method adopted by the Boards of Directors to determine the value of the Companies Participating in the Sorin Merger and the Sorin Exchange Ratio
As illustrated in the Reports, the Boards of Directors determined the Sorin Exchange Ratio after valuing Sorin and HoldCo on the basis of their respective balance sheet situations in terms of Article 2501-quater of the Italian Civil Code and Regulation 7(2)(1) of the UK Regulations (i) the financial statements of Sorin at 31 December 2014, approved by the Sorin Board of Directors on 16 March 2015; and (ii) the balance sheet of HoldCo at 31 March 2015, approved by the Sole Director of HoldCo on 16 April 2015.
In particular, the Sorin Board of Directors reports that it considered that:
HoldCo is a newly incorporated, wholly-owned subsidiary of Sorin and that, therefore, it would have substantially no impact on the value of the economic capital of HoldCo upon completion of the Sorin Merger; upon completion of the Sorin Merger, the holders of Sorin shares, other than the Sorin Excluded Shares (i.e. (i) all Sorin shares held by Sorin or by HoldCo, Merger Sub or Cyberonics or by one of their respective direct or indirect subsidiaries immediately prior to the effective time of the Sorin Merger; and (ii) all the Sorin shares in relation to which Cash Exit Rights have been exercised and which have not been acquired by holders of other Sorin shares or by third parties, in compliance with Article 2437-quater of the Italian Civil Code) will all be entitled to receive newly issued HoldCo shares;
No matter how the Sorin Exchange Ratio is determined and disregarding the effect of the Excluded Sorin Shares, the Sorin Merger will have no dilutive effect, since upon completion of the Sorin Merger the holders of Sorin shares (other than Excluded Sorin Shares) will hold newly issued HoldCo shares representing the same percentage of HoldCo share capital as the percentage of the Sorin share capital represented by the Sorin shares held by each of them immediately prior to the effectiveness of the Sorin Merger.
The Sorin Board of Directors also reports that, in order to assess whether the Sorin Exchange Ratio is appropriate, it has considered the valuation of the Companies Participating in the Sorin Merger as follows:
(a) the value of Sorin shares has been determined on the basis of the relevant accounting net worth as at 31 December 2014 in the Sorin statutory financial statements, approved by the Board of Directors of Sorin on 16 March 2015;
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(b) the value of HoldCo shares has been deemed equal to the fully paid-up share capital at incorporation of GBP 50,001, represented by: (i) one ordinary share with a par value of GBP 1.00 and carrying one vote, held by Sorin; and (ii) 50,000 non-voting redeemable shares with a par value of GBP 1.00 per share, held by Sorin which: (a) are not entitled to any economic rights (except an amount of GBP 1.00 in aggregate on a return of capital on a winding up); (b) have no voting rights; (c) may not be transferred other than in accordance with the provisions of the articles of association of HoldCo currently in force; and (d) may be redeemed by HoldCo for nil consideration at any time.
In the specific context of the Sorin Merger, the Boards of Directors highlight the fact that the main objective is to estimate the “relative” values of the companies’ economic capital, in order to determine the Sorin Exchange Ratio, and that these values should not therefore be assumed with reference to other contexts.
The table below sets out the relative contribution of Sorin and HoldCo based on the valuation methodology described above and assuming that both Sorin and HoldCo are valued as stand-alone entities:

Valuation methodology	Sorin Equity Value (€m)	HoldCo Equity Value (€m)	Sorin Relative contribution	HoldCo Relative contribution
Accounting	774.5	0.1	100.0%	0.0%
net worth

The accounting net worth of HoldCo is GBP 50,001, translated into Euro at a GBP/Euro exchange rate of 1.38931.
6. The Sorin Exchange Ratio and the criteria followed by the Boards of Directors for its determination
The Boards of Directors report that, as a result of Sorin Merger, HoldCo will succeed to all assets and assume all liabilities of Sorin and the value of HoldCo will be, from a substantial standpoint, almost equal to the value of Sorin immediately prior to the Sorin Merger. The shareholders of Sorin, as the sole parent company of the surviving company HoldCo, will receive 472 newly issued ordinary shares in the capital of HoldCo for the 10,000 ordinary Sorin shares held by them.
The Sorin Exchange Ratio was determined by the Boards of Directors, in the wider context of the Transaction, taking into account the total number of HoldCo Shares and price per share resulting upon completion of the Transaction in light of a dual listing on the London Stock Exchange and the NASDAQ Stock Market.
Essentially, given the specific circumstances, taking into account, in particular, that the merger under exam involves Sorin and its wholly-owned subsidiary, the Boards of Directors note that the Sorin Exchange Ratio actually determines, vis-à-vis Sorin shareholders, an effect substantially equivalent to that of a reverse split.
In the light of the above, and taking into account the objective of the valuation analysis, the methods applied as set out above have been considered appropriate by the Boards of Directors in relation to the particular characteristics of the Sorin Merger.
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On the basis of the assessments described above, the Sorin Board of Directors and the HoldCo Board of Directors have approved the following Sorin Exchange Ratio which determines the number of shares to be newly issued by HoldCo for the purposes of the Sorin Merger:
0.0472 newly issued HoldCo ordinary share with a par value of GBP 1.00 for each Sorin ordinary share with a par value of Euro 1.00 each.
There is no cash adjustment.
7. Valuation difficulties encountered by the Boards of Directors
Pursuant to Article 2501-quinquies of the Italian Civil Code, the Boards of Directors report that no particular difficulties were encountered in applying the valuation methodology or determining the Sorin Exchange Ratio.
8. Work done
The valuation methodology used by the Boards of Directors assumes the statutory financial statements of Sorin at 31 December 2014 and balance sheet of HoldCo at 31 March 2015 as bases of reference pursuant to Article 2501-ter of the Italian Civil Code. Therefore, we note that: (i) the separate and consolidated financial statements of Sorin Group at 31 December 2014 have been audited by PricewaterhouseCoopers S.p.A. which issued its audit reports on
2 April 2015 and (ii) the balance sheet of HoldCo at 31 March 2015 was audited by PricewaterhouseCoopers LLP which issued its audit report on 16 April 2015.
We also performed the following procedures:
We reviewed the Sorin Common Cross-Border Merger Terms and the Reports to check the completeness and uniformity of the procedures followed by the Boards of Directors when determining the Sorin Exchange Ratio and the consistent application of the valuation methodology;
We analysed, based on discussions with the Boards of Directors, the work done by them in identifying the criteria for determination of the Sorin Exchange Ratio, in order to confirm its appropriateness and that, in the circumstances, it was reasonable, justified and not arbitrary;
We confirmed, with the results described in this report, the non-contradictory nature of the explanations given by the Boards of Directors for the valuation methodology adopted by them to determine the Sorin Exchange Ratio;
We considered the elements necessary to check that said method was technically appropriate, in the specific circumstances, to determine the Sorin Exchange Ratio;
We vouched the figures and data used to the sources of reference and the documentation utilised, as described in paragraph 4 above;
We checked the mathematical accuracy of the calculation of the Sorin Exchange Ratio performed by applying the valuation methodology adopted by the Boards of Directors;
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We examined, for the purposes of this engagement, the Articles of Association currently in force of both Companies Participating in the Sorin Merger;
We gathered, through discussions with Sorin Management and the HoldCo Board of Directors, information about events that have taken place since preparation of the separate and consolidated financial statements of Sorin at 31 December 2014 and the balance sheet of HoldCo at 31 March 2015 and obtained specific representations, in a representation letter issued on 23 April 2015, that, to the best knowledge of the Boards of Directors and the Management of Sorin, there have been no significant changes and no facts and circumstances requiring material changes to the figures and information considered in the course of our work; nor have there been any events requiring changes to the valuations performed by the Boards of Directors to determine the Sorin Exchange Ratio;
We read the minutes of the meetings of the Board of Directors of Sorin, the Sole Director of HoldCo, the Board of Directors of HoldCo, the Board of Statutory Directors and the Committees, where provided for, of the Companies Participating in the Sorin Merger, including the relevant supporting documentation for the Sorin Common Cross-Border Merger Terms, also in draft form.
The work described above was performed to the extent considered necessary for the purposes of our engagement, as indicated in paragraph 3 above.
9. The appropriateness of the method used by the Boards of Directors to determine the Sorin Exchange Ratio
With reference to our engagement, we must underline the fact that the main purpose of the decision-making process on the part of the Boards of Directors was to estimate the values of the Companies Participating in the Sorin Merger. This estimate was performed by applying uniform criteria in order to obtain comparable valuations. Indeed, the ultimate objective of valuations performed for the purposes of mergers is not to determine the absolute values of the economic capital of the companies involved but, rather, to arrive at values that can be compared when determining the exchange ratio.
Therefore, valuations for mergers are meaningful only in their specific contexts and cannot be considered as estimates of the absolute values of the companies in relation to operations other than the merger.
The valuation methodology adopted by the Boards of Directors to value Sorin and HoldCo in the context of the Sorin Merger is a net worth based and we note that:
the methodology is in widespread use in professional practice in Italy and internationally, it has a consolidated theoretical basis and is based on parameters determined based on a generally accepted methodological process for intra-Group mergers and mergers with wholly owned companies;
in compliance with the valuation context required for the purposes of the merger, the method has been applied on a standalone basis;
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the methodological approach adopted by the Boards of Directors satisfied the requirement for uniformity of valuation methods and, therefore, the comparability of the values obtained.
In particular, the valuation methodology adopted seems appropriate in the circumstances, considering the characteristics of the Companies Participating in the Sorin Merger and the structure of the Sorin Merger.
This is because HoldCo – which, prior to the effective time of the Sorin Merger essentially has no net worth – will, immediately after the Sorin Merger, have a value substantially equal to the value of Sorin prior to the merger and the same share ownership, while bearing in mind: (i) the effects of cancellation of the treasury shares held by Sorin, as described in paragraph 2 above; (ii) the possible effects of Cash Exit Rights that may be exercised by Sorin shareholders.
Therefore, given its structure and the fact that HoldCo will have essentially the same value as Sorin, the Sorin Merger does not appear set to produce any diluting effects for the current Sorin shareholders whatever the method selected by the Boards of Directors to determine the Sorin Exchange Ratio.
As noted by the Sorin Board of Directors in the Report of the Directors, the Sorin
Exchange Ratio – determined at 0.0472 newly issued shares of HoldCo for each Sorin share in issue – will essentially have the effect of a reverse split for the current Sorin shareholders. In essence, at the effective time of the Sorin Merger, except for the effect of cancellation of the treasury shares held by Sorin and any exercise of Cash Exit Rights:
(i) the current shareholders of the Merging Company, who currently hold a total of 478,738,144 shares in said company, will come to hold a significantly smaller number of shares of the Surviving Company determined on the basis of the Sorin Exchange Ratio, but still representing a percentage of the post-merger capital stock of HoldCo equal to the percentage of the share capital of Sorin held by each of them immediately prior to the effective time of the Sorin Merger;
(ii) the value of the Surviving Company will be substantially identical to the value of Sorin immediately prior to the Sorin Merger.
In the context of the wider Transaction described in paragraphs 1.1.2 and 12 of the Report of the Directors, the Sorin Board of Directors explained the decision to determine the Sorin Exchange Ratio at a level resulting in the aforementioned effect of a reverse split with reference to the need, with a view to the dual listing on the London Stock Exchange and on NASDAQ, to circumscribe the number of HoldCo shares in issue upon completion of the wider Transaction.
The decisions made by the Boards of Directors of the Companies Participating in the Sorin Merger appear, in the specific circumstances, adequately justified and, therefore, reasonable and not arbitrary.
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10. Specific limitations of our engagement and other issues emerging
As previously stated, during our work, we used figures, documents and information provided by the Companies Participating in the Sorin Merger and assumed that they were truthful, accurate and complete, without performing any testing thereon.
We performed the procedures described in this opinion solely in order to express an opinion on the reasonableness – and non-arbitrary nature – in the circumstances of the valuation methodology adopted by the Boards of Directors to determine the Sorin Exchange Ratio, as illustrated in paragraphs 2 and 3 of the Report of the Directors. Therefore, the comments made in this opinion are not valid for any other purpose and in no way regard the merits of the Sorin Merger or the wider Transaction, nor the respective reasons therefore as described in the Reports.
Obviously, the scope of this opinion excludes any consideration of the decisions of the Boards of Directors in relation to the structure of the Sorin Merger in the context of the wider Transaction, the relevant compliance matters including legal and tax issues, the timing, start and execution of the various phases of the Transaction itself.
As previously highlighted, the effectiveness of the Sorin Merger in the context of the wider Transaction is subject to a series of conditions precedent set out in the Transaction Agreement and described in paragraph 1.4 of the Report of the Directors. Consequently, should one or more of said conditions precedent fail to materialise, the considerations in this opinion would no longer be applicable or effective.
As stated in paragraphs 2 and 3 above, the Sorin Merger is part of a wider Transaction described in more detail in paragraphs 1.1.2 and 12 of the Report of the Directors, aiming at the combination of the businesses of Sorin and Cyberonics.
In particular, the wider Transaction regulated by the Transaction Agreement provides inter alia, as separate phases subsequent to the Sorin Merger, for the additional Cyberonics Merger which will involve Cyberonics and Merger Sub and will be regulated by company law of the State of Delaware, as well as for the issue by the Surviving Company of additional HoldCo shares to be allocated to Cyberonics shareholders on the basis of the Cyberonics Exchange Ratio.
As already stated, the scope of this opinion exclusively regards our considerations as to the appropriateness – in that it is reasonable and non-arbitrary – in the circumstances of the method used to determine the Sorin Exchange Ratio, as described in paragraphs 2 and 3 of the Report of the Directors as well as the proper application of said method.
Consequently, all considerations regarding the following are excluded from the scope of this opinion:
(i) the appropriateness of the methodologies – and their method of application, as described in paragraph 12 of the Report of the Directors in order to provide complete information to the Sorin shareholders – used by the Sorin Board of Directors to determine the values given to Sorin and Cyberonics in the context of the wider Transaction and, consequently,
(ii) the determination of the implicit exchange ratio relating to the business combination of Sorin and Cyberonics in the context of said Transaction.
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The Sorin Board of Directors states in the Report of the Directors that, when performing the valuations in terms of (i) and (ii) above, it was assisted by financial advisor Rothschild which, on 25 February 2015, issued a fairness opinion on the reasonableness, from a financial perspective, of the implicit exchange ratio regarding the business combination of Sorin and Cyberonics bearing in mind the wider Transaction.
The Rothschild fairness opinion shall be made available with the information document by the Surviving Company in compliance with Article 70(6) of the Issuer Rules.
11. Conclusions
On the basis of the documentation examined and the procedures indicated above and taking account of the scope and nature of our work, as illustrated in this opinion, as well as the information provided in paragraph 10 above, we believe that the valuation methodology adopted by the Boards of Directors is appropriate – in that it is reasonable and not arbitrary in the circumstances – and that it has been property applied in determining the Sorin Exchange Ratio contained in the Sorin Common Cross-Border Merger Terms, as follows:
0.0472 newly issued HoldCo ordinary shares with a par value of GBP 1.00 for each Sorin ordinary share with a par value of Euro 1.00 each.
There is no cash adjustment.
Milan, 23 April 2015
Ria Grant Thornton S.p.A.
Signed in original
Lelio Bigogno
Partner
This report has been translated into the English language solely for the convenience of international readers.
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Cross-border merger of Sorin S.p.A. (company organized under the laws of the Republic of Italy) with and into Sand HoldCo Plc (company organized under the laws of England and Wales) (the “Merger”).

Notice pursuant to Article 7 of Italian Legislative Decree no. 108 of May 30, 2008.

I.	Companies participating in the Merger

Sorin S.p.A., joint stock company organized under the laws of the Republic of Italy, with registered office in via Benigno Crespi, 17 Milan, Italy, registration number with the Companies’ Register of Milan 04160490969, share capital authorised up to an amount equal to EUR 478,738,144.00, fully paid-up (the “Merging Company”); and

Sand HoldCo Plc, public limited company organized under the laws of England and Wales, with registered office at c/o Legalinx Limited, 1 Fetter Lane, London, EC4A 1BR, United Kingdom, company number 9451374 with the Registrar of Companies for England and Wales, share capital equal to GBP 50,001.00 (the “Surviving Company”);

II.	Exercise of creditors’ rights

•	With respect to the Merging Company: the creditors of the Merging Company prior to (i) the registration of the merger terms relating to the Merger with the Companies’ Register of Milan; or (ii) the publication of the merger terms relating to the Merger on the website of Merging Company in a way that assures the safety of the website, the authenticity of the documents and the certainty of the publication date, in both cases pursuant to Article 2501-ter, par. 3, of the Italian Civil Code will be entitled to oppose the merger in accordance with Article 2503 of the Italian Civil Code within 60 days of the registration of the merger resolution relating to the Merger with the Companies’ Register of Milan;

•	with respect to the Surviving Company: under Regulation 11 of the Companies (Cross-Border Mergers) Regulations 2007, as amended, the competent Court may order a meeting of creditors, or a class of creditors, upon an application by any creditor. Under Regulation 14 of the Companies (Cross-Border Mergers) Regulations 2007, as amended, if a meeting of creditors, or a class of creditors, is summoned under Regulation 11, the draft terms of merger must be approved by a majority in number, representing 75% in value, of the creditors or class of creditors (as the case may be), present and voting either in person or by proxy at the meeting.

III.	Exercise of minority shareholders’ rights

•	With reference to the Merging Company: minority shareholders of the Merging Company who did not concur in the approval of the merger resolution relating to the Merger are entitled to exercise cash exit rights pursuant to Article 2437, para 1(a), Article 2437, para. 1 (c) and Article 2437-quinquies of the Italian Civil Code and Article 5 of Italian Legislative Decree no. 108 of May 30, 2008.

Cash exit rights shall be exercised in accordance with Article 2437-bis and ff. of the Italian Civil Code. The exercise of cash exit rights by shareholders of the Merging Company who did not concur in the approval of the merger resolution relating to the Merger is subject to the condition precedent of the completion of the Merger which requires the High Court of England and Wales issuing an order approving the completion of the Merger and setting the effective date of such merger, and such order not having been amended, modified, rescinded or terminated prior to the Merger effective time;

•	with reference to the Surviving Company: both existing shareholders of the Surviving Company will consent to the Merger. In any event, no cash exit rights will be available to shareholders, as such rights are not provided for by English law with respect to a merger.

IV.	Availability of information on the Merger

Further information on the Merger is available for free on the corporate website of the Merging Company (www.sorin.com) as well as at the registered seat of each of the Merging Company and the Surviving Company, for inspection by entitled parties.

Sorin S.p.A.

For and on behalf of the Board of Directors

The Chairman

Rosario Bifulco

Sand HoldCo Plc

For and on behalf of the Board of Directors

The Chairman

Brian Sheridan

SAND HOLDCO LIMITED
Balance Sheet
As at 31 March 2015
9451374

SAND HOLDCO LIMITED BALANCE SHEET

	Notes	31-Mar-15 £
CURRENT ASSETS
Debtors amounts falling due within one year	2	1
Total current assets		1
Total net assets		1
CAPITAL AND RESERVES
Share capital	3	1
Total shareholder’s funds		1

The notes on the following page form an integral part of the financial statement
The balance sheet of Sand Holdco Limited, registered number 9451374, was approved by the Board of directors and authorized for issue on 16 April 2015
Brian Sheridan
Director

1. Basis of preparation
Sand Holdco Limited (the “Company”) is a private limited company organized under the laws of England and Wales incorporated on February 20, 2015.
The financial statements contain information about Sand Holdco Limited as an individual company and do not contain consolidated financial information.
The financial statements of the Company have been prepared on a going concern basis in accordance with applicable accounting standards in the United Kingdom (UK GAAP).
The financial statements have been prepared on a historical cost basis. The financial statements are presented in pound sterling.
2. Debtors amounts falling due within one year
There is an undertaking from the Parent Company to pay the initial £1 subscription amount.
3. Share capital

31-Mar-15
£
1 voting ordinary share of £1	1

4. Ultimate parent undertaking
The ultimate parent undertaking and controlling party is Sorin S.p.A.

pwc
STATEMENT OF INDEPENDENT AUDITORS TO SAND HOLDCO LIMITED FOR THE PURPOSES OF SECTIONS 92(1) (b) AND (c) OF THE COMPANIES ACT 2006
We have audited the balance sheet and related notes of Sand Holdco Limited as at 31 March 2015 set out on pages 1 and 2 which have been prepared under the accounting policies set out therein.
Respective responsibilities of directors and auditors
The company’s directors are responsible for the preparation of the balance sheet and related notes.
It is our responsibility to:
1. report on whether the balance sheet has been properly prepared in accordance with the provisions of the Companies Act 2006 that would have applied if it had been prepared for a financial year of the company with such modifications as are necessary by reason of that fact; and
2. form an independent opinion concerning the relationship between the company’s net assets and its called-up share capital and un-distributable reserves at the balance sheet date.
This report, including the opinion, has been prepared for and only for the company in accordance with section 92 of the Companies Act 2006 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Opinion concerning proper preparation of balance sheet
In our opinion the balance sheet and related notes as at 31 March 2015 have been properly prepared in accordance with the provisions of the Companies Act 2006 that would have applied had the balance sheet been prepared for a financial year of the company.
Statement on net assets
In our opinion, at 31 March 2015 the amount of the company’s net assets (within the meaning given to that expression by section 831(2) of the Companies Act 2006) was not less than the aggregate of its called-up share capital and un-distributable reserves.
PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
16 April 2015
PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH
T: +44 (0) 20 7583 5000, F: +44 (0) 20 7212 4652, www.pwc.co.uk
PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of
PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.